Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 18, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Paragon Shipping Inc.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

Paragon Shipping Inc.
Attention: Michael Bodouroglou
Voula Center
102-104 V. Pavlou Street
Voula 16673
Athens, Greece
011 30 210 891 4600
(Address and telephone number of
Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:
Gary Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee

Class A Common Shares, par value $0.001 per share (2)(3)	$201,250,000	$6,178.38

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Pursuant to Rule 429 of the Securities Act, the prospectus included in this registration statement also relates to additional Class A Common Shares of Paragon Shipping Inc. to be sold by certain selling shareholders upon any exercise of the underwriters' over-allotment option previously registered on Form F-1 of Paragon Shipping Inc. (Registration No. 333-143481) which have not yet been sold.

(3)
Includes Class A Common Shares that may be sold pursuant to the underwriters' over-allotment option.

Pursuant to Rule 429 of the Securities Act, the prospectus included in this registration statement also relates to additional Class A Common Shares of Paragon Shipping Inc. to be sold by certain selling shareholders upon any exercise of the underwriters' over-allotment option previously registered on Form F-1 of Paragon Shipping Inc. (Registration No. 333-143481) which have not yet been sold.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement that is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject to completion, dated July 18, 2007

Class A Common Shares

We are offering             of our Class A Common Shares pursuant to this prospectus. We currently anticipate the public offering price of our Class A Common Shares will be between $                                 and $                                 per share. We are applying to list our Class A Common Shares on the Nasdaq Global Market under the symbol "PRGN."

Investing in our Class A Common Shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A Common Shares in "Risk Factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional             Class A Common Shares from us and             Class A Common Shares from several selling shareholders at the public offering price, less the underwriting discounts and commissions payable by us or by the selling shareholders, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions payable by us will be $              and the proceeds, before expenses, to us will be $                                 . We will not receive any of the proceeds from the sale of Class A Common Shares by the selling shareholders.

The underwriters are offering the Class A Common Shares set forth under "Underwriting." Delivery of the Class A Common Shares will be made on or about             , 2007.

UBS Investment Bank	Morgan Stanley
Cantor Fitzgerald & Co.

The date of this prospectus is             , 2007.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our Class A Common Shares or (2) our Class A Common Shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

TABLE OF CONTENTS

Prospectus summary
Risk factors
Forward-looking statements
Use of proceeds
Our dividend policy
Forecasted cash available for dividends and reserves
Capitalization
Dilution
Selected consolidated financial and other data
Management's discussion and analysis of financial condition and results of operations
The international drybulk shipping industry
Business
Management
Principal and selling shareholders
Related party transactions
Registrar and transfer agent
Shares eligible for future sale
Description of our capital stock
Marshall Islands company considerations
Material U.S. and Marshall Islands income tax considerations
Underwriting
Legal matters
Experts
Where you can find additional information
Drybulk shipping industry data
Other expenses of issuance and distribution
Enforceability of civil liabilities
Glossary of shipping terms
Index to consolidated financial statements

i

Prospectus summary

This section summarizes some of the key information and financial statements that appear later in this prospectus. You should review carefully the risk factors and the more detailed information and financial statements included in this prospectus. Unless the context otherwise requires, when used in this prospectus, the terms "Paragon," the "Company," "we," "our" and "us" refer to Paragon Shipping Inc. and its subsidiaries. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars. Unless otherwise indicated or the context otherwise requires, this prospectus assumes that all outstanding Class B Common Shares of the Company will convert into Class A Common Shares on a one-for-one basis upon completion of this offering. Unless otherwise indicated, information presented in this prospectus assumes that the underwriters will not exercise their option to purchase additional Class A Common Shares to cover over-allotments, if any.

OUR COMPANY

We are Paragon Shipping Inc., a recently formed company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We acquired our fleet of three Handymax and three Panamax drybulk carriers, which we refer to as our initial fleet, in the fourth quarter of 2006 and the beginning of 2007. Accordingly, we have a limited history of operations.

During the first quarter of 2007, our vessels achieved daily time charter equivalent rates of $24,498, and we generated net revenues of $12,875,005 and recorded net income of $5,814,526. We refer you to the section of this prospectus entitled "Forecasted Cash Available For Dividends and Reserves" for information regarding the cash that we expect to have available to us during the first full operating quarter after the closing of this offering. We expect to expand our presence in the drybulk shipping industry. In furtherance of this objective, we are currently negotiating for the purchase of three additional drybulk carriers and we intend to use the net proceeds of this offering to fund a portion of the purchase price of these vessels.

Our policy is to charter our vessels on time charters with durations of one to two years from the date of delivery to us, which we believe provides cash flow stability and high utilization rates, while reducing our potential exposure to a market downturn. We may, however, seek to employ a portion of our fleet in the spot market or on time charters with longer durations. All of the six vessels in our initial fleet are currently employed under fixed rate time charters with an average remaining life of 19.6 months as of June 30, 2007. We continually monitor developments in the drybulk shipping industry and, subject to market demand, will adjust the charter periods for our vessels according to market conditions.

Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 25 years. Since 1993, Mr. Bodouroglou has co-owned and managed 30 vessels, including the six vessels in our initial fleet. Mr. Bodouroglou served as co-managing director of Eurocarriers S.A., or Eurocarriers, and Allseas Marine S.A., or Allseas, two ship management companies he co-founded in 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in 2006. Since January 2006, Mr. Bodouroglou has been the sole managing director, and since September 2006 the sole owner, of Allseas, which currently provides the commercial and technical management for eleven drybulk carriers, including the six vessels in our initial fleet.

We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion into Class A Common Shares upon the completion of this offering. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B Common Share payable to our shareholders of record on July 2, 2007. Purchasers of our Class A Common Shares in this offering will not receive this dividend. For a more detailed summary of our dividend policy, please read "Our Dividend Policy".

OUR FLEET

We purchased the three secondhand Panamax and three secondhand Handymax drybulk carriers in our initial fleet for an aggregate purchase price of $210.4 million, excluding certain pre-delivery expenses. We funded the acquisition of our initial fleet with the proceeds of a private placement of our Class A Common Shares and Warrants to purchase our Class A Common Shares that we completed in the fourth quarter of 2006, together with the proceeds from the sale of Class A Common Shares and Warrants to Innovation Holdings, S.A., or Innovation Holdings, a company beneficially owned by our founder and Chief Executive Officer, Michael Bodouroglou, and members of his family, and funds drawn under our existing senior secured credit facility. Please read "Business—Our Fleet" for additional information regarding our fleet.

The following table summarizes information about our initial fleet as of the date of this prospectus:

							Scheduled re-employment
					Re-delivery date from charterer(2)
Vessel name		Year built	Charterer name	Charter rate ($ per day)(1)			Charter rate ($ per day)(1)	Re-delivery date range(2)
	Dwt				Earliest	Latest			Charterer

Crystal Seas	43,222	1995	San Juan Navigation	24,000	Apr. 9, 2008	July 8, 2008	—	—	—
Blue Seas	45,654	1995	STX Pan Ocean	26,100	Aug. 21, 2007	Nov. 20, 2007	28,500	July 6, 2008– Feb. 14, 2009	Korea Line Corp.
Clean Seas	46,640	1995	AS Klaveness	20,000	Oct. 24, 2008	Feb. 24, 2009	—	—	—
Kind Seas	72,493	1999	Express Sea Transport	23,600	Sept. 17, 2008	Feb. 18, 2009	—	—	—
Deep Seas	72,891	1999	Morgan Stanley	28,600	Aug. 28, 2007	Oct. 13, 2007	34,250	Sept. 1, 2009– Dec. 31, 2009	Morgan Stanley
Calm Seas	74,047	1999	Morgan Stanley	25,150	Nov. 14, 2007	Feb. 13, 2008	37,000	Oct. 14, 2009– Feb. 28, 2010	Korea Line Corp.

(1)
This table shows gross daily charter rates and does not reflect commissions payable by us to third party chartering brokers, our charterers and Allseas ranging from 2.50% to 6.25% including, in each case, 1.25% to Allseas.

(2)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

Please see "Business—Chartering" for additional information regarding our chartering arrangements.

OUR FLEET MANAGER

Allseas is responsible for the technical and commercial management of our vessels. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include chartering, monitoring the mix of various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for eleven drybulk carriers including the six vessels in our initial fleet. The other five vessels are managed for affiliates of Allseas. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and Chief Executive Officer.

Pursuant to separate management agreements that we have entered into with Allseas for each of our vessels, the terms of which have been approved by our independent directors, we are obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management fee was adjusted based on the Euro/U.S. dollar exchange rate of €1.00:$1.341 on June 27, 2007 to approximately $687 per vessel per day. The management fee will be increased commensurate with inflation on an annual basis, commencing on January 1, 2008 by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the two vessels in our initial fleet that we acquired from entities affiliated with our founder and Chief Executive Officer. Additional drybulk carriers that we may acquire in the future may be managed by Allseas or unaffiliated management companies. As of March 31, 2007, we have incurred $353,467 in management fees and $164,827 and $583,500 in chartering and vessel commissions, respectively, resulting in an aggregate amount paid to Allseas by us from inception until March 31, 2007 of $2,099,822.

OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths in our industry, including:

–>
Modern, high quality fleet.    Our initial fleet consists of three Panamax and three Handymax drybulk carriers with an average age of approximately 10 years, compared to an average age of the worldwide drybulk carrier fleet of 15 years. We believe that owning a modern, well-maintained fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charter and spot employment. We also believe that the relatively young age of our fleet provides an attractive return on capital, given the favorable charter hire rates our vessels command as compared to their purchase price.

–>
Stable cash flow and time charter strategy.    We have entered into time charters for each of the vessels in our initial fleet ranging in length from one to two years with an average remaining duration of 19.6 months. We believe that this provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with time charters. In addition, depending on market conditions, we may decide to employ our vessels on short-term voyage charters to take advantage of strong spot market conditions.

–>
Strong customer relationships with reputable charterers.    Our management team and Allseas have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Allseas and its affiliates have maintained relationships with major national and private industrial users, commodity producers and traders, including Cargill International and Glencore International which have repeatedly chartered vessels managed by Allseas or by Eurocarriers. We intend to keep our vessels fully employed and to secure repeat business with charterers by providing well-maintained vessels and dependable service.

–>
Experienced management team.    Our Chief Executive Officer has more than 25 years of experience in the shipping industry, and our chief financial officer has over 20 years of experience in ship finance and has been the chief financial officer of shipping companies listed on the American Stock Exchange and Nasdaq. Our chief operating officer and commercial development officer each have 19 years of experience in shipping and have been working with our Chief Executive Officer for the last ten years and four years, respectively. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

–>
Experienced and dependable fleet manager.    We believe Allseas has established its reputation as an experienced and dependable vessel operator, without compromising on safety, maintenance and operating performance. To our knowledge no vessel has suffered a total or constructive loss or suffered material damage while managed by Allseas. Mr. Bodouroglou, while at Allseas and Eurocarriers, has managed 30 vessels since their inception.

–>
Strong balance sheet with moderate level of indebtedness.    Our founder and Chief Executive Officer has current banking relationships with some of the leading banks in ship finance, including HSH Nordbank, HSBC and HVB Bank. We will have two senior secured credit facilities in place with a total borrowing capacity of up to approximately $258 million, of which $108.3 million of availability is subject to repayment of existing indebtedness. We intend to use our borrowing capacity, together with the cash flow generated from our operations, to pursue future vessel acquisitions consistent with our strategy.

OUR BUSINESS STRATEGY

Our strategy is to invest in the drybulk carrier industry, to generate stable cash flows through time charters and to grow through acquisitions that we expect to be accretive to our cash flow per share. As part of our strategy, we intend to:

–>
Focus on all segments of the drybulk carrier sector.    We plan to develop a diversified fleet of drybulk carriers in various size categories, including Capesize, Panamax, Handymax and Handysize, although we have initially focused on the Panamax and Handymax sectors. Larger drybulk carriers, such as Capesize and Panamax vessels, have historically experienced a greater degree of freight rate volatility, while smaller drybulk carriers, such as Handymax and Handysize vessels, have historically experienced greater charter rate stability. Furthermore, a diversified drybulk carrier fleet will enable us to serve our customers in both major and minor bulk trades, and to gain a worldwide presence in the drybulk carrier market by assembling a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries.

–>
Pursue an appropriate balance of time and spot charters.    We have employed our vessels primarily under one and two year time charters that we believe provide us with a stable cash flow base and high utilization rates, while limiting our exposure to charter rate volatility. We believe factors governing the supply and demand of drybulk carriers may cause charter rates for drybulk carriers to strengthen in the near term, thereby providing us opportunities to renew our time charters or enter into new time charters at similar or higher rates following the expiration of their respective terms. When our vessels are not employed on time charters, our management team plans to balance the mix of time charters and spot charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain stable cash flows.

–>
Grow through accretive secondhand vessel acquisitions.    We intend to grow our fleet through timely and selective acquisitions of secondhand drybulk carriers that will be accretive to cash flow per share. We will seek to identify potential secondhand vessel acquisition candidates among various size categories of drybulk carriers. We intend to use our cash flow from operations, drawings under our senior secured credit facilities and the proceeds of future equity offerings to acquire additional drybulk carriers. We believe that secondhand vessels, when operated in a cost efficient manner, currently provide better returns as compared with newbuilding vessels.

–>
Continue to operate a modern, high-quality fleet.    We intend to maintain a modern, high quality fleet through our technical and commercial manager's rigorous and comprehensive maintenance and inspection program. In addition, we intend to limit our acquisitions to vessels that meet these rigorous industry standards and certification requirements.

Our ability to successfully implement our business strategy is dependent on our ability to manage a number of risks relating to our industry and our operations. These risks include:

–>
Cyclical nature of charter hire rates.    The cyclical nature of the drybulk shipping industry and the volatility in charter hire rates may affect our ability to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends. Charter rates are affected by, among other factors, the supply of drybulk vessels in the global fleet, which is expected to increase in excess of 20% by 2010 based on current newbuilding orders. Although charter hire rates and vessel values decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently at or near their historical highs and the value of secondhand vessels is currently at record high levels. Further, we anticipate that a significant number of the port calls made by our vessels will involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects.

–>
Servicing our current and future debt limits funds available for other purposes, including the payment of dividends.    To finance our expected fleet expansion, we intend to incur secured debt under our credit facilities. We must dedicate a portion of our cash flow from operations to pay interest on our debt. These payments limit funds otherwise available for working capital and capital expenditures and may limit funds available for other purposes, including distributing cash to our shareholders. Our inability to service debt could lead to acceleration of our debt payments and foreclosure on our fleet.

–>
We cannot assure you that we will pay dividends.    Our policy is to pay quarterly dividends in February, May, August and November of each year, however, we may incur other expenses or liabilities that would reduce or eliminate the amount of cash available for the payment of dividends. In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus or at all.

–>
We are a recently-formed company with a limited operating history.    We are a recently-formed company and have a limited performance record, operating history and financial information upon which you can evaluate our operations or our ability to implement and achieve our business strategy or our ability to pay dividends.

–>
We are dependent on Allseas to manage and charter our fleet.    The only officers we currently have are Mr. Bodouroglou, our Chief Executive Officer, George Skrimizeas, our chief operating officer, Christopher Thomas, our chief financial officer, and Anthony Smith, our commercial development officer, and we currently have no plans to hire additional officers. As we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

Prospective investors in our Class A Common Shares should also carefully consider the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12.

DRYBULK SHIPPING INDUSTRY TRENDS

The maritime shipping industry is fundamental to international trade with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of many essential commodities, finished goods and refined petroleum products between the continents and across the seas. It is a global industry whose performance is closely tied to the level of economic activity in the world.

According to Drewry Shipping Consultants, Ltd., or Drewry, since the fourth quarter of 2002, the drybulk shipping industry has experienced the highest charter rates and vessel values in its modern history due to the favorable imbalance between the supply of drybulk carriers and demand for drybulk transportation services. Although charter hire rates and vessel values decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently at or near their historical highs and the value of secondhand vessels is currently at record high levels.

CORPORATE STRUCTURE

We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our authorized capital stock consists of 120 million Class A Common Shares, par value $0.001 per share, of which 11,537,656 shares are issued and outstanding, five million Class B Common Shares, par value $0.001 per share, of which 2,003,288 are issued and outstanding, and 25 million shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. Upon closing of this offering, all 2,003,288 outstanding Class B Common Shares, which are held by Innovation Holdings, will convert into Class A Common Shares on a one-for-one basis. We have issued Warrants to purchase an aggregate of 2,299,531 Class A Common Shares which will become exercisable upon the closing of this offering. We have also awarded options to Innovation Holdings and to our directors and executive officers to purchase, in the aggregate, an additional 570,000 Class A Common Shares, of which 250,000 are currently exercisable and of which an additional 250,000 will become exercisable upon the closing of this offering. In addition, our board of directors has approved the issuance of an additional 46,500 restricted shares to our directors, executive officers and certain employees of Allseas upon and subject to the completion of this offering.

We raised $87.0 million, after deducting offering fees and expenses, from the sale of 9,062,000 of our Class A Common Shares and 1,812,400 of our Warrants, which were offered in units consisting of one Class A Common Share and one-fifth of one Warrant, in our private placement in the fourth quarter of 2006 at $10.00 per unit. In connection with our private placement, we also sold 2,250,000 Class A Common Shares and 450,000 Warrants to Innovation Holdings for $22.5 million. Innovation Holdings currently owns approximately 31.4% of our outstanding capital stock and will own approximately       % of our outstanding capital stock upon completion of this offering. Innovation Holdings also owns 500,000 of the 570,000 options that we have issued to purchase our Class A Common Shares. In addition, we issued 185,656 of our Class A Common Shares and 37,131 of our Warrants to the placement agents in our private placement. On July 16, 2007, the SEC declared effective a resale registration statement covering 11,097,187 Class A Common Shares, which includes 1,849,531 underlying warrant shares, issued in our private placement. The resale registration statement did not register for resale the 2,250,000 Class A Common Shares, the 2,003,288 Class B Common Shares or the 450,000 Warrants currently outstanding that are held by Innovation Holdings or the 40,000 restricted Class A Common Shares that have been issued to certain of our directors, executive officers and employees of Allseas pursuant to our equity incentive plan.

Our Class B Common Shares, which have not been issued to any shareholder other than Innovation Holdings, are subordinated to our Class A Common Shares until the completion of this offering. During the subordination period dividends are declared but not paid on our Class B Common Shares. Aggregate dividends of $2.08 million on our Class B Common Shares have been declared but not paid, which represents the same amount per share as declared on our Class A Common Shares. We will pay these declared but unpaid dividends upon the conversion of our Class B Common Shares into Class A

Common Shares, which is expected to take place upon completion of this offering. Our Class B Common Shares have no voting rights, and are subordinated to our Class A Common Shares with respect to ranking upon liquidation. We refer you to "Description of Capital Stock—Class B Common Shares" for additional information regarding the terms of our Class B Common Shares.

We maintain our principal executive offices at Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece. Our telephone number at that address is (011) (30) (210) 891 4600.

OUR DIVIDEND POLICY

We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. These reserves may cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. While we cannot assure you that we will do so, and subject to the limitations set forth above, we expect to pay a quarterly dividend in the amount of $0.4375 per share to the holders of our Class A Common Shares in August 2007.

On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion to Class A Common Shares upon the completion of this offering. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B Common Share payable to our shareholders of record on July 2, 2007. Purchasers of our Class A Common Shares in this offering will not receive this dividend.

The declaration and payment of any dividend is subject to the discretion of our board of directors. We intend to expand our fleet through acquisitions of additional vessels in a manner that is accretive to earnings and free cash flow per share. We expect to fund our vessel acquisitions through a combination of cash from operations, borrowings under our credit facilities and future equity offerings. In periods when we make acquisitions, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends. In addition, the timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our senior secured credit facility, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Because we are a holding company with no material assets other than the shares of our subsidiaries, which will directly own the vessels in our fleet, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or earlier termination of our charters, we will have any sources of income from which dividends may be paid. We refer you to "Our Dividend Policy" for additional information regarding our dividend policy.

We believe that, under current law, after our shares are listed on the Nasdaq Global Market, our dividend payments from earnings and profits will be eligible for treatment as "qualified dividend income" and as such non-corporate United States stockholders that satisfy certain conditions will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Proposed legislation in the United States Congress would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see the section of this prospectus entitled "Material U.S. and Marshall Islands income tax considerations" for additional information relating to the tax treatment of our dividend payments.

SENIOR SECURED CREDIT FACILITIES

We have a senior secured credit facility with HSH Nordbank AG of up to $109.5 million of which we had drawn $108.3 million as of March 31, 2007. Pursuant to the terms of the senior secured credit facility, we are permitted to draw up to 50% of the market value of the vessels in our initial fleet, up to the facility limit, to fund a portion of future acquisitions. The senior secured credit facility has a term of 3.5 years from the initial draw down date, and the amounts we draw under the senior secured credit facility are repayable in one balloon installment that is due on June 21, 2010. Borrowings under the credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20% if the leverage ratio (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.00% if the leverage ratio is equal to or less than 55%. The senior secured credit facility is secured by a first priority mortgage on our existing vessels as well as a first assignment of all earnings, insurances and cross default with each of our vessel owning subsidiaries.

We have entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which HSH Nordbank has agreed to convert the existing credit facility into a $108.3 million revolving credit facility upon and subject to the completion of this offering. Under the amended credit facility and upon the repayment of current outstanding amounts under the facility, we will be permitted to draw up to $108.3 million to fund the acquisition of additional vessels. We will pay to HSH Nordbank a $50,000 restructuring fee at the time the credit facility is amended, and any undrawn amounts under the facility will be subject to a 0.3% annual commitment fee. The revolving amounts available under the facility must be drawn in full before we may utilize the credit facility that we expect to enter into with Commerzbank AG, described below.

On May 15, 2007 we signed an offer letter with Commerzbank AG, which was amended on May 30, 2007, for a senior secured credit facility for an amount equal to the net proceeds of this offering, up to $150.0 million, to finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions, which amounts may be drawn down through December 31, 2007. Pursuant to the terms of the offer letter, the final maturity date of the facility shall be no later than December 31, 2010. Borrowings under the credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%. The senior secured credit facility is contingent on us receiving net cash proceeds of at least $50 million from this offering.

We refer you to "Business—Senior Secured Credit Facilities" for additional information regarding our senior secured credit facilities.

THE OFFERING

Class A Common Shares offered by us	Class A Common Shares
Class A Common Shares to be outstanding immediately after this offering, assuming no exercise of the underwriters' over-allotment option(1)	Class A Common Shares
Warrants to be outstanding immediately prior to and after this offering	Warrants(2)
Over-allotment option	The underwriters may also purchase up to an additional Class A Common Shares from us and Class A Common Shares from certain selling shareholders to cover over-allotments, if any.
Use of proceeds	We estimate the net proceeds we receive from this offering will be approximately $ million, after deducting the underwriting discounts and estimated offering expenses, based on an assumed public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds of this offering to fund a portion of the purchase price of three additional drybulk carriers that we are currently in negotiations to acquire. Pending application of the net proceeds of this offering to fund vessel acquisitions, we may use the net proceeds of this offering to repay up to $108.3 million of outstanding indebtedness under our existing credit facility, which was incurred to finance the purchase of our initial fleet. The remaining net proceeds of this offering will be used for general corporate purposes. Please read "Use of Proceeds."
Dividend policy	We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. These reserves may cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Please read "Our Dividend Policy".
Listing	We are applying to list our Class A Common Shares on the Nasdaq Global Market under the symbol "PRGN."

(1)
Includes 2,003,288 Class A Common Shares which will be issued upon the conversion of all of our outstanding Class B Common Shares upon completion of this offering and 40,000 restricted Class A common shares that have been issued to certain of our directors, executive officers and employees of Allseas pursuant to our equity incentive plan. This number does not include 2,299,531 Class A Common Shares issuable upon exercise of our outstanding Warrants at a price of $10.00 per Warrant, 570,000 Class A Common Shares issuable upon the exercise of stock options at $12.00 per share that we have granted pursuant to our equity incentive plan or the issuance of 46,500 restricted Class A Common Shares to our directors, executive officers and certain employees of Allseas that have been approved by our board of directors subject to the completion of this offering.

(2)
The Warrants to purchase our Class A Common Shares detached from our Class A Common Shares on July 16, 2007 upon the effectiveness of a shelf registration statement covering the Warrants and 11,097,187 Class A Common Shares, which includes 1,849,531 Class A Common Shares issuable upon the exercise of the Warrants. We do not intend to list the Warrants to purchase our Class A Common Shares for trading on the Nasdaq Global Market.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other operating data. The summary financial data in the table as of December 31, 2006 and for the period from inception (April 26, 2006) to December 31, 2006 is derived from our audited consolidated financial statements and the summary financial data as of March 31, 2007 and for the three months ended March 31, 2007 is derived from our unaudited consolidated financial statements, each included elsewhere in this prospectus. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Period from inception (April 26, 2006) to December 31, 2006(1)	Three months ended March 31, 2007

INCOME STATEMENT DATA
Net revenue	$4,729,160	$12,875,005
Voyage expenses	18,970	38,056
Vessel operating expenses	559,855	1,706,239
Management fees charged by a related third party	170,750	353,467
Depreciation	1,066,527	3,129,196
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $42,183 for the three months ended March 31, 2007)(2)	1,782,429	548,094
Operating income	1,130,629	7,099,953
Interest and finance costs	(951,798)	(1,716,186)
Unrealized loss on interest rate swap	(117,965)	(88,571)
Interest income	404,409	151,783
Gain from the change in fair value of warrants	—	368,322
Foreign currency losses	(3,511)	(775)

Net income	461,764	5,814,526
Income allocable to Class B Common Shares	(259,036)	(862,767)

Income available to Class A Common Shares	$202,728	$4,951,759

Earnings per Class A Common Share, basic	$0.14	$0.43
Earnings per Class A Common Share, diluted	$0.14	$0.43
Earnings per Class B Common Share, basic and diluted(3)	$0.00	$0.00
Weighted average number of Class A Common Shares, basic	1,441,887	11,497,656
Weighted average number of Class A Common Shares, diluted	1,442,639	11,504,486
Weighted average number of Class B Common Shares, basic and diluted	1,842,381	2,003,288

	As of and for the period from inception (April 26, 2006) to December 31, 2006(1)	As of and for the three months ended March 31, 2007

BALANCE SHEET AND OTHER FINANCIAL DATA
Current assets, including cash	$33,410,044	$13,695,220
Total assets	188,239,859	224,592,055
Current liabilities	4,249,625	4,300,934
Long-term debt	77,437,500	108,250,000
Obligations for warrants	10,266,969	9,898,647
Shareholders' equity	96,285,765	102,142,474
Net cash provided by operating activities	1,621,892	7,818,348
Net cash used in investing activities	(155,355,447)	(58,872,193)
Net cash provided by financing activities	186,065,403	30,704,030
FLEET DATA
Average number of vessels(4)	0.74	5.82
Total voyage days for fleet(5)	185	524
Number of vessels at end of period	4	6
Average age of fleet	9	10
Total calendar days for fleet(6)	185	524
Fleet utilization(7)	100%	100%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$25,460	$24,498
Vessel operating expenses(9)	3,026	3,256
Management fees	923	675
General and administrative expenses(10)	9,635	1,046

(1)
The Blue Seas and the Deep Seas were delivered to our affiliate entities Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006. Due to the relationships and the common control therein, the acquisitions of the vessels by our affiliates have been accounted for by us as a combination of entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying financial statements have been prepared as if the vessels were owned by us as of October 4, 2006 and October 12, 2006 (i.e, vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively.

(2)
The total cost of salaries and consulting fees to our senior management and the remuneration to our non-executive directors amounted to $175,627 and $379,067 for the period from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007, respectively. The share based compensation from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007 amounted to $1,476,717 and $42,183, respectively, and is included in the general and administrative expenses.

(3)
In calculating the basic earnings per share for our Class B Common Shares, net income is allocated to our Class B Common Shares only when their ability to receive dividends is no longer contingent upon the occurrence of the successful completion of this offering. Thus, for the period ended December 31, 2006 and March 31, 2007 (unaudited) no portion of net income was allocated to Class B Common Shares and accordingly, basic earnings per share for our Class B Common Shares is zero.

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(6)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of the vessels in our fleet. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage net revenue less of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Risk factors

You should carefully consider the following material risk factors and all other information contained in this prospectus before deciding to invest in our Class A Common Shares. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.

RISKS RELATED TO OUR FORECAST

The assumptions underlying the "Forecasted Cash Available for Dividends and Reserves" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted

The financial forecast in "Forecasted Cash Available for Dividends and Reserves" has been prepared by management and we have not received an opinion or report or other type of assurance on it from any independent registered public accounting firm and the forecast has not been prepared in accordance with generally accepted accounting principles. The assumptions underlying the forecast, particularly those relating to our revenues and expenses, are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to operate profitably, successfully implement our business strategy to grow our fleet or pay dividends to our shareholders in which event the market price of our common shares may decline materially. If our financial results exceed the forecasted results, a shareholder may be subject to U.S. income tax on a greater portion of our cash distributions than would otherwise be the case.

INDUSTRY SPECIFIC RISK FACTORS

Charter hire rates for drybulk carriers may decrease in the future, which may adversely affect our earnings

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers has varied widely. Although charter hire rates decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently at or near their historical highs. Because we generally charter our vessels pursuant to one-to two year time charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

–>
demand for and production of drybulk products;

–>
global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

–>
the distance drybulk is to be moved by sea;

–>
environmental and other regulatory developments; and

–>
changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

–>
the number of newbuilding deliveries;

–>
port and canal congestion;

–>
the scrapping rate of older vessels;

–>
vessel casualties; and

–>
the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity may lead to reductions in charter hire rates and profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order are near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and are expected to continue to be delivered in significant numbers through 2007. As of April 2007, newbuilding orders had been placed for an aggregate of more than 20.0% of the current global drybulk fleet, with deliveries expected during the next 36 months. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our senior secured credit facilities or cause us to breach covenants in our senior secured credit facilities and adversely affect our operating results

The fair market values of drybulk carriers have generally experienced high volatility. The market prices for secondhand drybulk carriers declined from historically high levels during 2005 and the first half of 2006 and subsequently rose during 2006 and have reached new historical highs in 2007. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our senior secured credit facilities that we have entered into and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. Further, while we believe that the current aggregate market value of our drybulk vessels will be in excess of amounts required under the senior secured credit facilities that we have entered into, a decrease in these values could cause us to breach some of the covenants that are contained in our senior secured credit facilities and in future financing agreements that we may enter into from time to time. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of one of our vessels is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results. Please see the section of this prospectus entitled "The International Drybulk Shipping Industry" for information concerning historical prices of drybulk carriers.

World events could affect our results of operations and financial condition

Terrorist attacks such as those in New York on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results, which could affect the amount of dividends that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30 and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for distribution to our shareholders as dividends in the future.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income and could subject us to increased liability under applicable law or regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our shareholders.

COMPANY SPECIFIC RISK FACTORS

We are a recently-formed company with a limited history of operations on which investors may assess our performance or our ability to pay dividends

We are a recently-formed company and have a limited performance record, operating history and historical financial information upon which you can evaluate our operations or our ability to implement and achieve our business strategy or our ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy.

Our earnings may be adversely affected if we do not successfully employ our vessels

We employ our drybulk carriers primarily on one and two year time charters. Period charters provide relatively steady streams of revenue, but vessels committed to period charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. Charter hire rates for drybulk carriers are volatile, and in the past charter hire rates for drybulk carriers have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings. We cannot assure you that future charter hire rates will enable us to operate our drybulk carriers profitably.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow

Our charters may terminate earlier than the dates indicated in this registration statement. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

We may be unable to effectively manage our growth

We intend to continue to grow our fleet. Our growth will depend on:

–>
locating and acquiring suitable drybulk carriers;

–>
identifying and consummating acquisitions or joint ventures;

–>
integrating any acquired business successfully with our existing operations;

–>
enhancing our customer base;

–>
managing our expansion; and

–>
obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of Allseas, and may necessitate that we, and they, increase the number of personnel. Allseas may have to increase its customer base to provide continued employment for our fleet, and such costs will be passed on to us by Allseas.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment agreements with each of our founder and Chief Executive Officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas, and our chief financial officer, Christopher Thomas, for work performed in Greece and separate consulting agreements with companies owned by each of them for work performed outside of Greece. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers.

We are dependent on Allseas for the commercial and technical management our fleet

The only officers we currently have are Mr. Bodouroglou, our Chief Executive Officer, George Skrimizeas, our chief operating officer, Christopher Thomas, our chief financial officer, and Anthony Smith, our commercial development officer, and we currently have no plans to hire additional officers. As we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical manager.

Allseas is a privately held company and there is little or no publicly available information about it

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas' financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our founder and Chief Executive Officer has affiliations with Allseas which may create conflicts of interest

Our founder and Chief Executive Officer is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou. Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. In particular, Allseas currently provides management services to five drybulk carriers, other than the vessels in our initial fleet, that are owned by entities affiliated with Mr. Bodouroglou, and such entities may acquire additional vessels that will compete with our vessels in the future. Mr. Bodouroglou has granted to us the right to purchase the remaining five vessels for which Allseas provides management services as well as a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet. These conflicts of interest may have an adverse effect on our results of operations.

In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than we are able to offer.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and cash flow.

Purchasing and operating previously owned, or secondhand, drybulk carriers may result in increased operating costs and off-hire days for our vessels, which could adversely affect our earnings

While we normally inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us, and accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the costs to maintain a drybulk carrier in good operating condition increase with the age of the vessel. The average age of the vessels comprising our initial fleet is approximately 10.0 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed drybulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Rising fuel prices may adversely affect our profits

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting

Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We cannot assure you that we will pay dividends

Our policy is to pay quarterly dividends in February, May, August and November of each year as described in "Our Dividend Policy." However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements, including our existing and new senior secured credit facilities, may also prohibit our declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus or at all.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments

We are a holding company and our subsidiaries, all of which are wholly-owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.

Obligations associated with being a public company require significant company resources and management attention

We have recently become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management.

Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Investment in derivative instruments such as freight forward agreements could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

–>
authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

–>
provide for a classified board of directors with staggered, three-year terms;

–>
prohibit cumulative voting in the election of directors;

–>
authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding common shares entitled to vote for those directors; and

–>
restrict business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Servicing our outstanding debt and any future indebtedness that we incur will limit funds available for other purposes such as the payment of dividends

In addition to our current outstanding indebtedness, we expect to incur additional secured debt. While we do not intend to use operating cash to pay down principal, we must dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. We will have to incur debt in order to expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our senior secured credit facilities contain restrictive covenants that may limit our liquidity and corporate activities

Our senior secured credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability to:

–>
incur additional indebtedness;

–>
create liens on our assets;

–>
sell capital stock of our subsidiaries;

–>
make investments;

–>
engage in mergers or acquisitions;

–>
pay dividends;

–>
make capital expenditures;

–>
compete effectively to the extent our competitors are subject to less onerous financial restrictions;

–>
change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

–>
sell our vessels.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest.

Our senior secured credit facilities imposes certain conditions on the payment of dividends

The terms of our senior secured credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain vessel market values of at least 140% and in case of a dividend declaration at least 145% (a ratio which we will determine quarterly and at each dividend payment date) of the outstanding facility amount, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We are not be permitted to pay dividends under our senior secured credit facility if we are in default of any of these loan covenants or if we do not meet a specified debt coverage ratio.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties

We are insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. We also procure hull and machinery insurance and war risk insurance for our fleet. We insure our vessels for third party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

We cannot assure you that we would be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be avoidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

Innovation Holdings, which is beneficially owned by our founder and Chief Executive Officer and members of his family, will hold approximately                % of our total outstanding Class A Common Shares upon the consummation of this offering and conversion of its Class B Common Shares into Class A Common Shares which may limit your ability to influence our actions

Our founder and Chief Executive Officer, Mr. Michael Bodouroglou, and members of his family, are expected to hold approximately             % of our outstanding Class A Common Shares upon the consummation of this offering and the conversion of the Class B Common Shares into Class A Common Shares and will have the power to exert considerable influence over our actions. We cannot assure you that the interests of our Mr. Bodouroglou will coincide with the interests of other shareholders.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We do not expect to qualify for the benefits of Section 883 for 2007.

While we anticipate that we will not qualify for the benefits of Section 883 for the 2007 taxable year, we also anticipate that the actual and constructive ownership of our Class A Common Shares for 2008 and subsequent taxable years will be such that either (i) stockholders with a 5% or greater interest in our Class A Common Shares will not actually or constructively own more than 50% of our Class A Common Shares for more than half of the days during such year or (ii) we will be able to establish that sufficient Class A Common Shares within our closely-held block of shares are owned, actually or constructively, by qualified shareholders so that we qualify for the benefits of Section 883. Therefore, we believe that we may be able to establish our eligibility for the benefits of Section 883 for 2008 and subsequent taxable years. However, our eligibility for the benefits of Section 883 is subject to circumstances beyond our control. Accordingly, we can give no assurances on our tax-exempt status or that of any of our subsidiaries for any such year.

If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings and cash flow available for distribution to our shareholders.

Dividends on our common shares will not be eligible to qualify for certain preferential U.S. federal income tax rates until our common shares are readily tradable on an established securities market in the United States

"Qualified dividend income" derived by noncorporate shareholders that are subject to U.S. federal income tax is subject to U.S. federal income taxation at certain reduced rates. Dividends on our common shares will not be eligible to qualify for such reduced rates until our common shares come to be readily tradable on the Nasdaq Global Market. Even after our common shares are listed on the Nasdaq Global Market, proposed legislation in the United States Congress would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation will be enacted.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Material U.S. and Marshall Islands income tax considerations—United States Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Material U.S. and Marshall Islands income tax considerations—United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations

We generate substantially all of our revenues in U.S. dollars but certain of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2006, the value of the U.S. dollar declined by approximately 11.27% as compared to the Euro and declined a further 0.4% during the first three months of 2007.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

Our vessel owning subsidiaries employ approximately 200 seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If Allseas is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected

As we expand our fleet, we will rely on Allseas to recruit suitable additional seafarers and to meet other demands imposed on Allseas. We cannot assure you that Allseas will be able to meet these demands as we expand our fleet. If Allseas' crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If Allseas is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be materially adversely affected.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We operate as an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

It may not be possible for investors to enforce U.S. judgments against us

We and all our subsidiaries are incorporated in jurisdictions outside the United States and substantially all of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for United States investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of United States courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

OFFERING SPECIFIC RISK FACTORS

If we do not implement all required accounting practices and policies we may be unable to provide the required financial information in a timely and reliable manner

We have recently adopted the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, require significant time commitments from our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies may limit our ability to obtain financing, either in the public capital markets or from private sources, and thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies may result in failure to meet the requirements for continued listing of our common shares on the Nasdaq Global Market, which would adversely affect the liquidity of our common shares.

There is no guarantee that an active and liquid public market for you to resell the Class A Common Shares will develop

There has not been a liquid market for our Class A Common Shares prior to this offering. A liquid trading market for our common shares may not develop. If an active, liquid trading market does not develop, you may have difficulty selling our Class A Common Shares. The public offering price in this offering will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common shares after this offering may be volatile

The price of our common shares may fluctuate due to factors such as:

–>
actual or anticipated fluctuations in quarterly and annual results;

–>
mergers and strategic alliances in the shipping industry;

–>
market conditions in the industry;

–>
changes in government regulation;

–>
fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

–>
shortfalls in our operating results from levels forecast by securities analysts;

–>
announcements concerning us or our competitors; and

–>
the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

You will experience immediate and substantial dilution as a result of this offering and the conversion of our Class B Common Shares to Class A Common Shares and may experience additional dilution in the future including upon the exercise of our warrants and options that we have granted pursuant to our stock incentive plan

If you purchase Class A Common Shares in this offering, you will incur immediate and substantial dilution of $                    per share, representing the difference between the assumed initial public offering price and our pro-forma as adjusted net tangible book value per share at March 31, 2007, after giving effect to this offering. Further, purchasers of our Class A Common Shares in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our capital stock, but will own only approximately     % of the Class A Common Shares outstanding after this offering. In addition, you may incur additional dilution upon the issuance of additional Class A Common Shares upon the exercise of our Warrants or the options that we have granted to certain of our officers and directors pursuant to our equity incentive plan. Also, our outstanding Class B Common Shares will convert automatically into Class A Common Shares upon the closing of this offering, provided we raise gross proceeds of at least $50 million. This conversion will effectively result in an increase in the number of our Class A Common Shares and may cause the market price of our Class A Common Shares to decline. We refer you to the discussion under the heading "Dilution".

Future sales of shares could cause the market price of our common shares to decline

Upon consummation of this offering, Innovation Holdings, a company controlled by Mr. Michael Bodouroglou, will own                           Class A Common Shares, or approximately             % of our outstanding capital stock, assuming the underwriters do not exercise their over-allotment. These Class A Common Shares may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended. Furthermore, shares held by Innovation Holdings will be subject to the underwriters' 180 day lock-up agreement. Sales or the possibility of sales of substantial amounts of our Class A Common Shares by Innovation Holdings in the public markets could adversely affect the market price of our common shares. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus.

Forward-looking statements

Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should," and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

–>
the statements set forth in the "Forecasted Cash Available for Dividends and Reserves" section of the prospectus;

–>
our future operating or financial results;

–>
global and regional political conditions;

–>
our pending acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

–>
competition in the shipping industry;

–>
statements about shipping market trends, including charter rates and factors affecting supply and demand;

–>
our financial position and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

–>
our expectations of the availability of vessels to purchase and the time it may take to construct new vessels, or vessels' useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the "Risk Factors" section of this registration statement. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

–>
changes in governmental rules and regulations or actions taken by regulatory authorities;

–>
changes in economic and competitive conditions affecting our business;

–>
potential liability from future litigation;

–>
length and number of off-hire periods and dependence on third party managers; and

–>
other factors discussed under the "Risk Factors" section of this registration statement.

You should not place undue reliance on forward-looking statements contained in this registration statement, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this registration statement are qualified in their entirety by the cautionary statements contained in this registration statement. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

Use of proceeds

We estimate the net proceeds we receive from this offering will be approximately $                        million, after deducting the underwriting discounts and estimated offering expenses, based on an assumed public offering price of $                                 per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds of this offering to fund a portion of the purchase price of three additional drybulk carriers that we are currently in negotiations to acquire. Pending application of the net proceeds of this offering to fund vessel acquisitions, we may use the net proceeds of this offering to repay up to $108.3 million of outstanding indebtedness under our existing credit facility, which was incurred to finance the purchase of our initial fleet. The remaining net proceeds of this offering will be used for general corporate purposes. The indebtedness being repaid currently bears interest at LIBOR plus 1.00% per year and is scheduled to mature on June 21, 2010. Following the completion of this offering, we will have two undrawn senior secured credit facilities in place with an aggregate borrowing capacity of up to $258.0 million, of which $108.3 million of availability is subject to repayment of existing indebtedness. We intend to use our future borrowing capacity, together with the cash flow generated from our operations, to pursue future vessel acquisitions consistent with our strategy.

Our dividend policy

We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. These reserves may cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. While we cannot assure you that we will do so, and subject to the limitations set forth above, we expect to pay a quarterly dividend in the amount of $0.4375 per share to the holders of our Class A Common Shares in August 2007.

On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion to Class A Common Shares upon the completion of this offering. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B Common Share payable to our shareholders of record on July 2, 2007. Purchasers of our Class A Common Shares in this offering will not receive this dividend.

The declaration and payment of any dividend is subject to the discretion of our board of directors. We intend to expand our fleet through acquisitions of additional vessels in a manner that is accretive to earnings and free cash flow per share. We expect to fund our vessel acquisitions through a combination of cash from operations, borrowings under our credit facilities and future equity offerings. In periods when we make acquisitions, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends. In addition, the timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our senior secured credit facility, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Because we are a holding company with no material assets other than the shares of our subsidiaries, which will directly own the vessels in our fleet, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or earlier termination of our charters, we will have any sources of income from which dividends may be paid.

We believe that, under current law, after our shares are listed on the Nasdaq Global Market, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such non-corporate United States stockholders will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Proposed legislation in the United States Congress would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see the section of this prospectus entitled "Material U.S. and Marshall Islands Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

Forecasted cash available for dividends and reserves

All of the information set forth below is for illustrative purposes only. Our underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations may be material. The information set forth below has not been prepared in accordance with United States generally accepted accounting principles. We may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary expenses. You should not assume or conclude that we will pay any dividends in any period.

We have prepared the forecasted financial information to present the cash that we expect to have available to us during our first full operating quarter after the closing of this offering, which we intend to use for:

–>
dividends;

–>
expenses and reserves for vessel upgrades, repairs and drydocking;

–>
expenses and reserves for further vessel acquisitions;

–>
principal payments on our senior secured credit facility;

–>
reserves required by our lenders; and

–>
reserves as our board of directors may from time to time determine are required for contingent and other liabilities and general corporate purposes.

We call these items "dividends, reserves and extraordinary expenses."

The forecasted financial information set forth below gives effect to the repayment of all of our outstanding indebtedness with the net proceeds of this offering and does not give effect to any additional vessels that we may acquire with the net proceeds of this offering or drawings made under our credit facilities.

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth below to present the forecasted cash available for dividends and reserves for the first full operating quarter after the closing of this offering. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants or Public Company Accounting Oversight Board (United States) with respect to prospective financial information, but, in the view of the Company's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The actual results achieved during the first full operating quarter after the closing of this offering will vary from those set forth in the forecasted financial information, and those variations may be material. In addition, investors should not assume that the forecasted available cash for this operating quarter may be extrapolated to any other period. As disclosed under "Risk Factors," our business and operations are subject to substantial risks which increase the uncertainty inherent in the forecasted financial information. Many of the factors disclosed under "Risk Factors" could cause actual results to differ materially from those expressed in the forecasted financial information. The forecasted financial information assumes the successful implementation of our business strategy. No assurance can be given that our business strategy will be effective or that the benefits of our business strategy will be realized during this quarter, if ever.

The forecasted financial information should be read together with the information contained in "Risk Factors," "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and our financial statements contained herein.

We intend to, but are not required to, pay dividends with respect to the three months ending June 30, 2007. On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion to Class A Common Shares upon the completion of this offering. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B Common Share payable to our shareholders of record on July 2, 2007. Purchasers of our Class A Common Shares in this offering will not receive this dividend. The timing and amount of dividend payments will depend upon our earnings from the drybulk carriers in our fleet, financial condition, cash requirements and availability, Marshall Islands law affecting the payment of dividends and other factors discussed below. We intend to declare these dividends in amounts substantially equal to our available cash flow, which is equal to (x) the sum of our total revenues from vessel operations less (y) the sum of our total cash expenses and any reserves we set aside each quarter. These reserves may cover, among other things, acquisitions of additional vessels, principal payments on our senior secured credit facility, drydocking costs, repairs, claims and other liabilities and obligations.

We expect that our revenues during the first full operating quarter after the closing of this offering will be limited to the time charter revenues from our vessels.

The following table contains information based on assumptions regarding the charter rates earned by our vessels during the first full operating quarter after the closing of this offering. The charter rates provided in the following table are based on the charters that we have entered into for each of the vessels in our initial fleet.

However, there can be no assurance that each of our charterers will fully perform under the respective charters or that we will actually receive the amounts anticipated. As a result, there can be no assurance that the vessels in our initial fleet will earn daily charter rates during the first full operating quarter after the closing of this offering that are equal to those provided in the table below.

Vessel name	Charter rate ($ per day)(1)	Charter commissions(2)

Crystal Seas	$24,000	5.00%
Blue Seas	$26,100	6.25%
Clean Seas	$20,000	5.00%
Kind Seas	$23,600	6.25%
Deep Seas	$28,600	5.00%
Calm Seas	$25,150	2.50%

(1)
This column shows gross charter rates and does not reflect commissions payable to third party chartering brokers, our charterers and Allseas.

(2)
Charter commissions include third party chartering brokers and 1.25% of our voyage revenues payable to Allseas.

We expect that our expenses during the first full operating quarter after the closing of this offering will consist of:

–>
Estimated vessel operating expenses for our initial fleet of $3,850 per vessel per calendar day.

–>
Management fees for all of our vessels payable to Allseas, which are fixed at $687 (based on a Euro/U.S. dollar exchange rate of €1.00:$1.341) per vessel per calendar day.

–>
Capital maintenance expenditure is expected to be $0.75 million.

–>
Interest expense on our senior secured credit facilities. We have assumed that:

–>
we will not have any debt outstanding under our senior secured credit facility after repaying our current outstanding indebtedness with the net proceeds of this offering,

–>
General and administrative expenses including salaries payable to our officers and employees and directors' fees, office rent, travel, communications, insurance, legal, auditing and investor relations, professional expenses but excluding expenses related to this offering, which we expect will equal $1 million.

We do not expect to incur ordinary cash expenses other than those listed above, which we call our ordinary cash expenses.

We may, however, have unanticipated extraordinary cash expenses, which could include major vessel repairs and drydocking costs that are not covered by our management agreements, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

For the first full operating quarter after the closing of this offering, we expect to incur certain expenses in U.S. dollars. However, part of our general and administrative expenses and salaries will be incurred in Euros. Moreover, unanticipated extraordinary cash expenses may be incurred in foreign currencies. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the Euro and other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, which would result in a decrease in our net income.

The table below sets forth the amount of cash that would be available to us for dividends, reserves and extraordinary expenses in the aggregate based on the assumptions listed below. This amount is not an estimate of the amounts we expect to be available in later quarters, since some of our revenues and expenses may change in future quarters.

Our assumptions for the first full operating quarter after the closing of this offering, include the following:

–>
We have received $                     million in net proceeds in connection with this offering.

–>
The currency exchange rate between the Euro and the U.S. dollar will remain at €1.00:$1.332.

–>
Each of the vessels in our initial fleet will earn daily time charter revenue described in the table above for 89.4 days and our charterers will timely pay charter hire to us when due.

–>
We will not receive any insurance proceeds or other income.

–>
We will not sell any vessels and none of the vessels will suffer a total loss or constructive total loss or suffer any reduced hire or off-hire time.

–>
We will have no other cash expenses or liabilities other than our estimated ordinary cash expenses.

–>
We will remain in compliance with the terms of our senior secured credit facility and the senior secured credit facility that we expect to enter into upon the closing of this offering.

–>
We will not pay any taxes.

–>
We will not draw any amounts under our senior secured credit facility or the senior secured credit facility that we expect to enter into upon the closing of this offering.

–>
None of the factors included in this prospectus under the heading "Risk Factors" beginning on page 12 will have an adverse effect on our ability to employ our vessels profitably.

Other than our management fee payable to Allseas, vessel operating expenses, directors' fees, and officers' and employees' salaries, which will be fixed for the first full operating quarter after the closing of this offering, none of our fees or expenses are fixed.

FORECASTED CASH AVAILABLE FOR DIVIDENDS AND
RESERVES FOR THE FIRST FULL OPERATING QUARTER
AFTER THE CLOSING OF THIS OFFERING

	First full operating quarter after the closing of this offering

		(in thousands of U.S. dollars, except for per share data)
Forecasted Revenue
Time charter revenue		$13,148
Charter commissions		$657
Net charter revenue		$12,491
Forecast Cash Expenses
Vessel operating expenses		$2,108
Management fees		376
General and administrative expenses(1)		2,180
Interest expense payable to lenders		0
Maintenance capital expenses		188

Total cash expenses		$4,852

Forecasted Available Cash(2)		7,639

Forecasted Available Cash per Class A Common Share(2)(3)	$	[	]

(1)
Included in the general and administrative expenses of $2.18 million is a one time payment representing amounts payable to certain of our senior executive officers upon completion of this offering.

(2)
We cannot assure you that we will have available cash in the amounts presented above, or at all.

(3)
Forecasted Available Cash per Class A Common Share assumes the issuance of             Class A Common Shares upon completion of this offering, the conversion of all Class B Common Shares outstanding as of the closing of the offering into Class A Common Shares and the issuance of 46,500 restricted Class A Common Shares to our directors, executive officers and certain employees of Allseas upon the completion of this offering that has been approved by our board of directors. Total number of shares outstanding will be                     and assumes no exercise of outstanding Warrants or options.

Capitalization

The following table sets forth our consolidated capitalization at March 31, 2007:

  •
  On an actual basis.

  •
  As adjusted to give effect to (i) the amendment of the exercise features of the Warrants on May 7, 2007 which agreement is binding to all Warrant holders, the Warrants, as amended, may only be exercised through physical settlement resulting in a classification of the warrant liability to equity of $9,899 thousand, (ii) the issuance of 40,000 restricted Class A Common Shares; (iii) the declaration of the quarterly dividend of $0.4375 per Class A and Class B Common Share on May 17, 2007 and (iv) the declaration on June 26, 2007 of a special dividend of $0.60 per existing Class A and Class B Common Share.

  •
  As further adjusted to give effect to: (i) the issuance and sale of [    ] shares at an assumed price of $[    ] per share for a total of $[    ] less issuance costs, (ii) the application of a portion of the net proceeds of this offering to repay outstanding indebtness under our credit facility of $108,250 thousand, (iii) the conversion of 2,003,288 Class B Common Shares to Class A Common Shares and (iv) the issuance of 46,500 restricted Class A Common Shares.

There has been no material change in our capitalization between March 31, 2007 and the date of this prospectus, as adjusted and described above.

	At March 31, 2007
	Actual	As Adjusted	As Further Adjusted

	(in thousands of U.S. dollars)
Debt:
Current portion of long term debt	$—	$—
Total long term debt, net of current portion	108,250	108,250
Obligation for warrants	9,899	0

Total debt	$118,149	$108,250

Shareholders' equity:
Preferred Shares, $0.001 par value; 25,000,000 authorized, none issued and outstanding	—	—
Class A Common Shares, $0.001 par value; 120,000,000 shares authorized; 11,497,656 shares issued and outstanding, as of March 31, 2007 on an actual basis and 11,537,656 shares issued and outstanding on as adjusted basis and [ ] shares issued and outstanding on an as further adjusted basis	12	12
Class B Common Shares, $0.001 par value, 5,000,000 shares authorized; 2,003,288 issued and outstanding as of March 31, 2007 on an actual and as adjusted basis and 0 on an as further adjusted basis	2	2
Additional paid-in capital	98,780	108,679
Retained earnings	3,349	(10,700)

Total shareholders' equity	102,143	97,993

Total capitalization	$220,292	$206,243

The issuance of 570,000 stock options pursuant to our equity incentive plan to certain of our directors and executive officers and the conversion of warrants are not reflected in the above table.

There is a signed agreement with HSH Nordbank to convert the existing credit facility into an up to $108,250,000 revolving credit facility upon and subject to the completion of this offering, and a signed commitment letter with Commerzbank AG for a senior credit facility for an amount equal to the net proceeds of this offering, up to $150,000,000.

Dilution

At March 31, 2007, we had an adjusted net tangible book value of $97,544,275, or $7.20 per share, after giving effect to (1) the amendment in the Warrants' exercise features that resulted in the reclassification of the obligations for warrants into permanent equity as of the amendment date since the warrants, as amended, no longer allow for net cash or net share settlement; (2) the issuance of 40,000 restricted Class A Common Shares; (3) the declaration of the quarterly dividend of $0.4375 per Class A and Class B Common Share; and (4) the declaration of a special dividend of $0.60 per existing Class A and Class B Common Share. We deducted from the total shareholders' equity as adjusted for subsequent events, $448,117 of intangible deferred financing costs that are excluded from the calculation of net tangible book value. After giving effect to (1) the sale of common shares at an assumed initial public offering price of $[    ] per common share (the mid-point of the initial public offering price range); (2) the conversion of 2,003,288 Class B Common Shares to Class A Common Shares; and (3) the issuance of 46,500 restricted Class A Common Shares, the pro forma adjusted net tangible book value at March 31, 2007, would have been $[    ] per share. This represents an immediate appreciation in net tangible book value of $[    ] per share to our existing stockholders and an immediate dilution of net tangible book value of $[    ] per share to new investors. The issuance of 570,000 stock options and the conversion of warrants have not been reflected. The following table illustrates the pro forma per share dilution and appreciation at March 31, 2007:

Assumed initial public offering price per share		$	[ ]
Adjusted net tangible book value per share at March 31, 2007	7.20

Increase in net tangible book value per share attributable to new investors in this offering	[ ]

Pro forma adjusted net tangible book value per share after giving effect to this offering			[ ]

Dilution per share to new investors		$	[ ]

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution is determined by subtracting the net tangible book value per common share after this offering from the public offering price per share. Dilution per share to new investors would be $             if the underwriters exercise in full their over-allotment option, based upon the mid-point of the assumed initial public offering price range of $             per share.

The following table summarizes, on a pro forma basis at March 31, 2007, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by investors in this offering, based upon the mid-point of the assumed initial public offering price range of $[    ] per share.

	Pro Forma Shares Outstanding			Total Consideration
								Average Price Per Share
	Number	Percent		Amount		Percent

Existing stockholders	13,540,944	[ ]	%		$97,544,275	[ ]	%		$7.20

New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]

Total	[ ]	100%		$	[ ]	100%		$	[ ]

Selected consolidated financial and other data

The following table sets forth our selected consolidated financial and other data. The selected consolidated financial data in the table as of December 31, 2006 and for the period from inception (April 26, 2006) to December 31, 2006 is derived from our audited consolidated financial statements and the summary financial data as of March 31, 2007 and for the three months ended March 31, 2007 as derived from our unaudited consolidated financial statements, each included elsewhere in this prospectus. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Period from inception (April 26, 2006) to December 31, 2006) (1)	Three months ended March 31, 2007

INCOME STATEMENT DATA
Net revenue	$4,729,160	$12,875,005
Voyage expenses	18,970	38,056
Vessel operating expenses	559,855	1,706,239
Management fees charged by a related third party	170,750	353,467
Depreciation	1,066,527	3,129,196
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $42,183 for the three months ended March 31, 2007)(2)	1,782,429	548,094
Operating income	1,130,629	7,099,953
Interest and finance costs	(951,798)	(1,716,186)
Unrealized loss on interest rate swap	(117,965)	(88,571)
Interest income	404,409	151,783
Gain from the change in fair value of warrants	—	368,322
Foreign currency losses	(3,511)	(775)

Net income	$461,764	$5,814,526
Income allocable to Class B common shares	(259,036)	(862,767)

Income available to Class A Common Shares	$202,728	$4,951,759

Earnings per Class A common share, basic	$0.14	$0.43
Earnings per Class A common share, diluted	$0.14	$0.43
Earnings per Class B common share, basic and diluted(3)	$0.00	$0.00
Weighted average number of Class A Common Shares, basic	1,441,887	11,497,656
Weighted average number of Class A Common Shares, diluted	1,442,639	11,504,486
Weighted average number of Class B common shares, basic and diluted	1,842,381	2,003,288

	As of and for the period from inception (April 26, 2006) to December 31, 2006 (1)	As of and for the three months ended March 31, 2007

BALANCE SHEET AND OTHER FINANCIAL DATA
Current assets, including cash	$33,410,044	$13,695,220
Total assets	188,239,859	224,592,055
Current liabilities	4,249,625	4,300,934
Long-term debt	77,437,500	108,250,000
Obligations for warrants	10,266,969	9,898,647
Shareholders' equity	96,285,765	102,142,474
Net cash provided by operating activities	1,621,892	7,818,348
Net cash used in investing activities	(155,355,447)	(58,872,193)
Net cash provided by financing activities	186,065,403	30,704,030
FLEET DATA
Average number of vessels(4)	0.74	5.82
Total voyage days for fleet(5)	185	524
Number of vessels at end of period	4	6
Average age of fleet	9	10
Total calendar days for fleet(6)	185	524
Fleet utilization(7)	100%	100%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$25,460	$24,498
Vessel operating expenses(9)	3,026	3,256
Management fees	923	675
General and administrative expenses(10)	9,635	1,046

(1)
The Blue Seas and the Deep Seas were delivered to our affiliate entities Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006. Due to the relationships and the common control therein, the acquisitions of the vessels by our affiliates have been accounted for by us as a combination of entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying financial statements have been prepared as if the vessels were owned by us as of October 4, 2006 and October 12, 2006 (i.e, vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively.

(2)
The total cost of salaries and consulting fees to our senior management and the remuneration to our non-executive directors amounted to $175,627 and $379,067 for the period from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007, respectively. The share based compensation from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007 amounted to $1,476,717 and $42,183 respectively, and is included in the general and administrative expenses.

(3)
In calculating the basic earnings per share for our Class B Common Shares, net income is allocated to our Class B Common Shares only when their ability to receive dividends is no longer contingent upon the occurrence of the successful completion of this offering. Thus, for the period ended December 31, 2006 and March 31, 2007 (unaudited) no portion of net income was allocated to Class B Common Shares and accordingly, basic earnings per share for Class B Common Shares is zero.

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(6)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of the vessels in our fleet. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage net revenue less of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Management's discussion and analysis of financial condition and results of operations

The following is a discussion of our financial condition and results of operations for the period April 26, 2006 (the date of our incorporation) to December 31, 2006 and for the three months ended March 31, 2007. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this prospectus. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, see the sections of this prospectus entitled "Forward-Looking Statements" and "Risk Factors."

OVERVIEW

We are a recently-formed company incorporated in the Republic of the Marshall Islands on April 26, 2006. Accordingly, we have a limited history of operations. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers, among others. As of December 31, 2006 our fleet consisted of four drybulk vessels, comprised of three Panamax and one Handymax drybulk carriers, with a total carrying capacity of 265,085 deadweight tons, or dwt. The Blue Seas and the Deep Seas were delivered to our affiliate entities Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006, the Kind Seas and the Calm Seas were delivered to us in December 2006.

In October and December 2006 we agreed to acquire two additional Handymax drybulk carriers. These two vessels were delivered to us on January 8, 2007 and January 10, 2007, respectively. As of March 31, 2007, our fleet consisted of three Panamax and three Handymax drybulk carriers with a total carrying capacity of 354,947 dwt.

VESSEL MANAGEMENT

Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our founder and Chief Executive Officer, Michael Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

FUTURE RESULTS OF OPERATIONS

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

–>
Calendar days.    We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are record during that period.

–>
Voyage days.    We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

–>
Fleet utilization.    We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

–>
Charter contracts.    A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our affiliated entities have obtained the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of vessels, (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire some vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

–>
obtain the charterer's consent to us as the new owner;

–>
obtain the charterer's consent to a new technical manager;

–>
obtain the charterer's consent to a new flag for the vessel;

–>
arrange for a new crew for the vessel;

–>
replace all hired equipment on board, such as gas cylinders and communication equipment;

–>
negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

–>
register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

–>
implement a new planned maintenance program for the vessel; and

–>
ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations:

Our business is comprised of the following main elements:

–>
employment and operation of our vessels; and

–>
management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels requires the following main components:

–>
vessel maintenance and repair;

–>
crew selection and training;

–>
vessel spares and stores supply;

–>
contingency response planning;

–>
onboard safety procedures auditing;

–>
accounting;

–>
vessel insurance arrangement;

–>
vessel chartering;

–>
vessel hire management;

–>
vessel surveying; and

–>
vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

–>
management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

–>
management of our accounting system and records and financial reporting;

–>
administration of the legal and regulatory requirements affecting our business and assets; and

–>
management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

–>
rates and periods of charter hire;

–>
levels of vessel operating expenses;

–>
depreciation expenses;

–>
financing costs; and

–>
fluctuations in foreign exchange rates.

TIME CHARTER REVENUES

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

TIME CHARTER EQUIVALENT (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

The average daily TCE rate of our fleet of vessels acquired and delivered as of March 31, 2007 was $24,498 for the three months ended March 31, 2007. The average daily TCE rate for the fleet of four vessels acquired and delivered as of December 31, 2006 was $25,460 for the period from inception (April 26, 2006) to December 31, 2006.

DEFERRED REVENUE FROM THE VALUATION OF THE CHARTER AGREEMENT

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

Accordingly, we recorded in the purchase price of the vessels and in "deferred revenue from the valuation of time charter agreement" $165,000 at December 31, 2006 in the consolidated balance sheet. The deferred revenue from the valuation of the time charter is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of deferred revenue was $41,250 and $306,000 for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007, respectively.

VESSEL OPERATING EXPENSES

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

DEPRECIATION AND AMORTIZATION

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value. We defer the total costs associated with a drydocking and amortize these costs on a straight-line basis over a period of 30 months, which generally coincides with the relevant certificates obtained from the classification societies.

PERIOD FROM INCEPTION (APRIL 26, 2006) THROUGH DECEMBER 31, 2006 AND FOR THE THREE MONTHS ENDED MARCH 31, 2007

–>
As of December 31, 2006 we had four vessels operating in our fleet namely: "Deep Seas", "Blue Seas", "Calm Seas" and "Kind Seas" each of which was delivered in 2006. In January 2007 we took delivery of two additional vessels, the "Clear Seas" and "Crystal Seas". The analysis that follows is a result of the delivery of these six vessels.

–>
Time charter revenues—Time charter revenues for the period from inception (April 26, 2006) through December 31, 2006 were $4,949,426 as a result of the delivery of four vessels. After deducting commissions of $220,266 we had net revenues of $4,729,160 for the period from inception (April 26, 2006) through December 31, 2006. Time charter revenues for the three months ended March 31, 2007 were $13,538,554 as we had the delivery of two more vessels that were added to our fleet that now consists of 6 vessels in total. After deducting commissions of $663,549 we had net revenue of $12,875,005 for the three months ended March 31, 2007.

–>
Voyage expenses—Voyage expenses excluding commissions, which primarily consists of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract for the period from inception (April 26, 2006) through December 31, 2006, amounted to $18,970 and for the three months ended March 31, 2007 were $38,056.

–>
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the period from inception (April 26, 2006) through December 31, 2006 amounted to $559,855 and for the three months ended March 31, 2007 were $1,706,239.

–>
Management fees charged by a related party—We paid a management fee to Allseas of $650 per day per vessel in 2006 pursuant to the management agreement for the management services. Those fees amounted to $14,950. In addition, $950 per day per vessel was charged for two vessels that were initially delivered to an affiliate of ours for 78 and 86 days, respectively, until their final delivery to us. That resulted in $155,800 management fees and in total the management fees for the period from inception (April 26, 2006) through December 31, 2006 amounted to $170,750. We paid a management fee to Allseas of $675 per day per vessel for the three months ended March 31, 2007, as the fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. We paid an aggregate of $353,467 management fees for the three months ended March 31, 2007.

–>
Depreciation—Depreciation of vessels, for the period from inception (April 26, 2006) through December 31, 2006 amounted to $1,066,527 and for the three months ended March 31, 2007 including depreciation of vessels and office equipment of $3,129,196.

–>
General and administrative expenses—General and administrative expenses were $1,782,429 including the share based compensation from inception (April 26, 2006) through December 31, 2006 of $1,476,717. In addition, the cost of remuneration to directors and officers, legal, audit and other expenses amounted to $305,712. General and administrative expenses for the three months ended March 31, 2007 were $548,094 including share based compensation of $42,183. In addition general and administrative expenses include the cost of remuneration to directors and officers of $379,067, other professional services of $96,322 and other expenses for the operation of the Company of $30,522 for the three months ended March 31, 2007.

–>
Interest and finance costs—Interest and finance costs for the period from inception (April 26, 2006) through December 31, 2006 were $951,798. Interest and finance costs for the three months ended March 31, 2007 were $1,716,186.

–>
Unrealized loss on interest rate swap—Unrealized loss on interest rate swap represents the fair value of interest rate swaps for the period from inception (April 26, 2006) through December 31,

  2006 of $117,965. The unrealized loss on interest rate swaps for the three months ended March 31, 2007 was $88,571.

–>
Interest income—Interest income for the period from inception (April 26, 2006) through December 31, 2006 was $404,409. Interest income for the three months ended March 31, 2007 was $151,783.

–>
Gain from the change in fair value of warrants—For the three months ended March 31, 2007, the gain from the change in fair value of warrants was $368,322. There was no such gain for the period for inception (April 26, 2006) through December 31, 2006.

–>
Foreign currency losses—We incurred $3,511 in foreign currency losses for the period from inception (April 26, 2006) through December 31, 2006. For the three months ended March 31, 2007 we incurred $775 in foreign currency losses.

–>
Net income—Net income for the period from inception (April 26, 2006) through December 31, 2006 was $461,764. Net income for the three months ended March 31, 2007 was $5,814,526.

Conversion feature of Class B Common Shares

Our Class B common shares, which are all held by Innovation Holdings S.A., an entity beneficially owned by Mr. Bodouroglou, our founder and CEO, along with family members, will automatically convert, on a one-for-one basis, into Class A common shares upon the successful completion of this offering resulting in at least $50 million in gross proceeds or the occurrence of a change in control (as defined in the Amended and Restated Articles of Incorporation). The number of Class B Common Shares that will convert into Class A Common Shares was subject to a reduction of one percentage point of the aggregate outstanding Class A and Class B Common Shares (excluding the 185,656 Class A Common Shares that were issued to the initial purchasers in connection with the private placement) subject to a total reduction of up to five percentage points, or 741,954 Class B Common Shares, for each 30-day period beginning 180 days after the closing of the private placement that a registration statement relating to an exchange offer for the units sold to investors in the private placement has not been declared effective by the Commission, or in the case of a shelf registration statement, we have not complied with its obligation to use its commercially reasonable efforts to file and cause the shelf registration to be declared effective. Any Class B Common Shares not converted into Class A Common Shares are to be cancelled and any accrued but unpaid dividends thereon will be forfeited. The shelf registration statement relating to the units sold to investors in the private placement was declared effective on July 16, 2007 and no Class B Common Shares will be forfeited upon their conversion into Class A Common Shares.

The conversion feature of the Class B Common Shares represents share-based compensation expense to Michael Bodouroglou for his services as an employee of the Company in ensuring timely registration of the Class A Common Shares issued through the private placement and the successful completion of a public offering raising at least $50 million in gross proceeds. In this regard, there are two share-based payments awards—one attributable to the 1,738,588 outstanding Class B Common Shares on November 21, 2006 (date of the private placement), and the second one on December 18, 2006 (date of exercise of the over-allotment option of the private placement) for the issuance of the 264,700 Class B Common Shares. The number of Class B Common Shares issued is determined by a provision stating that the number of Class B Common Shares shall be equal to 15% of all outstanding shares until our public offering, excluding those issued to the initial purchasers in our private placement in lieu of cash commissions.

In determining the compensation expense attributable to the conversion feature, we utilized the fair value of our Class B Common Shares based on the fact that substantially all of the value of our Class B common shares is inherent in the conversion feature. Without the conversion feature, holders of the Class B Common Shares would not be entitled to voting rights nor receive dividends. We valued the Class B Common Shares using the fair value of our Class A Common Shares of $9.11 per share. We determined the fair value of our Class A Common Shares by deducting the fair value of 1/5 of one warrant of $0.89 (see Note 12 to our consolidated financial statements included elsewhere herein) from the $10.00 price per unit in our private placement. In estimating the value of the Class B Common Shares, we did not consider the probability of occurrence of the successful completion of a future public offering raising at least $50 million in gross proceeds in accordance with paragraph 48 of SFAS No. 123(R). Accordingly, we have measured the maximum compensation expense to be recorded to be $18.3 million ($9.11 × 2,003,288 shares). This amount was subject to reduction on a graduated basis by up to $6.8 million ($9.11 × 741,954 shares) depending on the amount of time that passed before the successful registration of the Class A Common Shares issued in the private placement.

Upon the completion of the private placement, we awarded 570,000 options and 40,000 shares of restricted Class A Common Shares. The total compensation cost was $1,476,717 and $42,183 for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007, respectively. As of December 31, 2006 and March 31, 2007, there was $2,122,582 and $2,080,400, respectively, of total unrecognized compensation cost related to 70,000 non vested options granted to executive officers and directors and to 40,000 restricted share awards that will vest over a weighted average period of four years and also to 250,000 options that will vest upon the successful completion of the initial public offering. The amount of $1,457,500 as of December 31, 2006 and March 31, 2007 of the unrecognized compensation cost that relates to the 250,000 options, will be recognized upon the occurrence of a qualified public offering. The remaining unrecognized compensation cost is expected to be recognized over a weighted average period of four years, according to the contractual terms of those non-vested options and restricted share awards.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and pay dividends to our shareholders. If we do not acquire any additional vessels beyond the initial fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on borrowings under our existing senior secured credit facility and our new credit facility that we expect to enter into with Commerzbank AG., proceeds from future equity offerings and revenues from operations to meet our liquidity needs going forward.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms. We have entered into a senior secured credit facility with HSH Nordbank for an amount of up to $109.5 million to fund a portion of the acquisition cost of our initial fleet. As of June 30, 2007 the outstanding amount due under the credit facility with HSH Nordbank was $108.3 million. We entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which HSH Nordbank agreed to convert the existing credit facility into an up to $108.3 million revolving credit facility upon and subject to the completion of this offering. See "—Senior Secured Credit Facilities" below.

Our dividend policy will also impact our future liquidity position. We currently intend to pay quarterly dividends in amounts that are substantially equal to our available cash from operations during the previous quarter, after expenses and any reserves that our board of directors determines we should maintain for reinvestment in our business. We expect that our funds on hand will be sufficient to meet our needs over the next twelve months.

The Warrants to purchase our Class A Common Shares detached from our Class A Common Shares on July 16, 2007 upon the effectiveness of a shelf registration statement covering 11,097,187 Class A Common Shares and 1,849,531 Warrants. We do not intend to list the Warrants to purchase our Class A Common Shares for trading on the Nasdaq Global Market. The Warrants, as amended on May 7, 2007, may be exercised for payment at an exercise price of $10.00 per Class A Common Share. However, there is no obligation on the holder of a Warrant to do so.

CASH FLOWS

–>
There was $32,331,848 in cash at December 31, 2006. Working capital is current assets plus other assets and restricted cash minus current liabilities. Working capital surplus was $29,536,314, as of December 31, 2006, primarily as a result of the $32,331,848 in cash and cash equivalents which includes part of the proceeds from the private placement and over-allotment. There was $11,982,033 in cash at March 31, 2007. As of March 31, 2007 working capital surplus was $12,854,454, primarily as a result of the $11,982,033 in cash and cash equivalents and of the $1,240,681 due from Allseas as of March 31, 2007.

–>
Net cash from operating activities was $1,621,892 for the period from inception to December 31, 2006. This is primarily attributable to net income of $461,764, a decrease in trade accounts payables, deferred income, an increase in dues to the management company and accrued expenses and mitigated by other receivables, inventories and other assets. Net cash from operating activities was $7,818,348 for the three months ended March 31, 2007. This is primarily attributable to net income of $5,814,526 and to depreciation of $3,129,196 and other adjustments to reconcile net income to net cash provided by operating activities. In addition it is attributable to an increase in trade accounts payable and deferred income and a decrease in other receivables and it is mitigated by an increase in dues from Allseas and in inventories and a decrease in accrued expenses and in dues to the management company.

–>
Net cash used in investing activities was $155,355,447 for the period from inception (April 26, 2006) to December 31, 2006, which mainly reflects the acquisition of the four vessels and deposits placed for the remaining two vessels that were delivered in January 2007, mitigated by the deferred revenue from the valuation of the charter agreement attached, to one of the vessels acquired in 2006. Net cash used in investing activities was $58,872,193 for the three months ended March 31, 2007, which reflects the acquisition of the two vessels delivered in 2007 and the restricted cash as at March 31, 2007 and mitigated by the deferred revenue from the valuation of the charter agreement attached, to one of the vessels acquired in 2007.

–>
Net cash from financing activities was $186,065,403 for the period from inception (April 26, 2006) to December 31, 2006, which is a result of the net proceeds received from the private placement and the senior secured credit facility, mitigated by deferred financing costs. For the three months ended March 31, 2007 net cash from financing activities was $30,704,030, which is the result of borrowings under the senior secured credit facility and mitigated by payment of financing costs.

SENIOR SECURED CREDIT FACILITIES

We have a senior secured credit facility with HSH Nordbank AG of up to $109.5 million of which we had drawn $108.3 million as of March 31, 2007. Pursuant to the terms of the senior secured credit facility, we are permitted to draw up to 50% of the market value of the vessels in our initial fleet, up to the facility limit, to fund a portion of future acquisitions. The senior secured credit facility has a term of 3.5 years from the initial draw down date, and the amounts we draw under the senior secured credit facility are repayable in one balloon installment that are due on June 21, 2010. Borrowings under the credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20% if the leverage ratio percentage (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility) is greater than 55%, and 1.00% if the leverage ratio is equal to or less than 55%. The senior secured credit facility is secured by a first priority mortgage on our vessels as well as a first assignment of all earnings, insurances and cross default with each of our vessel owning subsidiaries.

We have entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which HSH Nordbank has agreed to convert the existing credit facility into a $108.3 million revolving credit facility upon and subject to the completion of this offering. Under the amended credit facility and upon the repayment of current outstanding amounts under the facility, we will be permitted to draw up to $108.3 million to fund the acquisition of additional vessels. We will pay to HSH Nordbank a $50,000 restructuring fee at the time the credit facility is amended, and any undrawn amounts under the facility will be subject to a 0.30% annual commitment fee. The revolving amounts available under the facility must be drawn in full before we may utilize the credit facility that we expect to enter into with Commerzbank AG.

On May 15, 2007 we signed an offer letter with Commerzbank AG for a senior secured credit facility in the amount of $150.0 million to finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions which amounts may be drawn down through December 30, 2007. Pursuant to the terms of the offer letter, the facility will have a term of 3.5 years from the initial borrowing date. Borrowings under the credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility) is greater than 55%, and 0.95% if the leverage ratio is less than 55%. The senior secured credit facility is contingent on us receiving net cash proceeds of at least $50 million from this offering.

We refer you to "Business—Senior Secured Credit Facilities" for additional information regarding our senior secured credit facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

Interest rate risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our existing senior secured credit facility contains an interest rate that fluctuates with the London inter-bank offered rate, or LIBOR. Increasing interest rates could adversely impact future earnings. We drew down $108.3 million under our senior secured credit facility to fund a portion of the purchase price of our initial fleet.

Our existing senior secured credit facility agreement requires us to enter into an interest rate swap or similar hedging arrangements to hedge at least 50% of the balance borrowed under the credit facility through the maturity of the debt. On December 21, 2006 we entered into an interest rate collar derivative with HSH Nordbank. The terms of the derivative are: if 3 month LIBOR is greater than 6%, we pay 6%. If 3 month LIBOR is between 4.11% and 6%, we pay 3 month LIBOR. If 3 month LIBOR is equal to or less than 4.11%, we pay 4.11%. The term of the derivative is 3.5 years and coincides with the maturity of the senior secured credit facility.

Our interest expense under our senior secured credit facility is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would result in an increase of $1.08 million in annual payments, excluding the effect of the interest collar described in the preceding paragraph.

Foreign exchange rate risk

We generate all of our consolidated revenues in U.S. dollars. However, we incur some of our consolidated expenses in other currencies, in particular the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CAPITAL EXPENDITURES

Our capital expenditures have thus far related solely to the purchase of the vessels in our initial fleet. We funded the aggregate purchase price of our initial fleet with the net proceeds of the private placements and the proceeds from the sale of units to Innovation Holdings and drawings of $108.3 million under our senior secured credit facility.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations as of December 31, 2006:

	Payments due by period
Obligations	Total contractual obligations	1 year	2-3 years	4-5 years	More than 5 years

	(in thousands of U.S. dollars)
Senior Secured Credit Facility(1)	77,438	0	0	77,438	0
Management Agreements(2)	5,764	1,186	2,376	2,202	0
Rental Agreements(3)	7	7	0	0	0
Vessel purchase agreements	58,350	58,350	0	0	0
Interest Payments(1)	16,940	4,840	9,680	2,420	0

Total	158,499	64,383	12,056	82,060	0

(1)
On December 18, 2006 we entered into a loan agreement with a HSH Nordbank that, subject to certain conditions, provided us with an amount of up to $95.3 million. On January 9, 2007 the loan agreement was supplemented to include the partial financing of an additional two vessels and an increase in the loan facility to $109.5 million. We entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which HSH Nordbank agreed to convert our senior secured credit facility with it into a $108.3 million revolving credit facility upon and subject to the completion of this offering.

  During December 2006 and January 2007, we drew down $108.3 million, in the aggregate, under our senior secured credit facility to fund a portion of the aggregate purchase price of the vessels in our initial fleet and that was the balance of our senior secured credit facility as of March 31, 2007. No further draw down took place and the remaining undrawn amount of $1.2 million under the senior secured credit facility was cancelled, as there were no other vessel purchase commitments. Interest Payments refer to our expected interest payments over the debt based on an interest rate of 6.25%.

(2)
The vessels in our initial fleet entered into management agreements with Allseas upon their delivery to us. Each of the management agreements has a five-year renewable term. The agreements will be terminable upon the occurrence of certain events as specified in the agreements and will not be subject to any severance payable by us upon termination. The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $650 per day, per vessel, exclusive of an additional fee of 1.25% of gross revenues which will be paid to Allseas. The fixed management fee of $650 per day per vessel is based on a Euro/U.S. dollar exchange rate of €1.00:$1.268. The management fee will be adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. Management does not believe that these amendments will impact our future results of operations in any material respect. We will also pay Allseas a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement, with the exception of the two vessels in our initial fleet we have acquired from entities affiliated with our founder and chief executive officer, Michael Bodouroglou.

(3)
We lease office space in Athens, Greece from an unaffiliated third party. The term of the lease that was originally expiring on September 30, 2006 has been extended to September 30, 2007 at a rate of 7,200 Euros per year assuming a Euro/U.S. dollar exchange rate of €1:00:$1.268, which equaled $6,847 for the nine months in 2007.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Since March 31, 2007 the following subsequent events occurred:

–>
Amendment in Warrants' exercise features:    The Company and the majority of the Warrant Holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant Holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which allowed the Warrant Holders to receive Class A Common Shares with an aggregate market value equal to the difference between such market value per Class A Common Share and the $10.00 exercise price of the Warrant (or such lesser amount of the exercise price as set forth in the Warrant Agreement) multiplied by the number of such Class A Common Shares, or at the Warrant Holders' option, the cash equivalent thereof (see Note 12).

  As a result of the foregoing amendment, the obligations for warrants will be reclassified into permanent equity as of the amendment date since the warrants, as amended, no longer allow net cash or net share settlement. Additionally, any future changes in the fair value of the warrants will not be recognized in the financial statements.

–>
Declaration and payment of dividend:    On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion to Class A Common Shares upon the completion of this offering.

–>
Contingent compensation awards:    On May 15, 2007, our board of directors approved a conditional compensation award to the directors, executive officers and certain employees of Allseas consisting of an aggregate 46,500 restricted shares, 50% of which would vest one year after issuance, and the balance of which would vest on the second anniversary of issuance and an aggregate payment of Euro 1.07 million, or $1.43 million, assuming a Euro to U.S. dollar exchange rate of €1.00:$1.337, to our senior executive officers. The granting of any portion of the restricted shares and the payment of Euros is contingent upon the completion of a successful public offering resulting in gross proceeds to us of at least $50 million.

–>
Revolving credit facility:    We entered into a commitment letter with HSH Nordbank dated June 6, 2007 pursuant to which HSH Nordbank agreed to convert our senior secured credit facility with it into a $108.3 million revolving credit facility upon and subject to the completion of this offering. Pursuant to the amended credit facility, upon the repayment of current outstanding amounts under the facility, we will be permitted to draw up to $108.3 million to partially fund the acquisition of additional vessels. We will pay HSH Nordbank a $50,000 restructuring fee and any un-drawn amounts under the credit facility will be subject to a 0.30% annual commitment fee.

–>
Commerzbank AG Facility:    We signed an offer letter with Commerzbank AG on May 15, 2007, which was subsequently amended on May 30, 2007, for a senior secured credit facility for an amount equal to the net proceeds of this offering, up to $150.0 million. Under the terms of the amended offer letter, proceeds from the facility may be used to finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions and may be drawn down through December 31, 2007. The facility will have a term of 3.5 years from the initial borrowing date and borrowings will bear interest at an annual interest rate of LIBOR plus a margin of 1.10% or 0.95%, depending on the leverage ratio (defined as the ratio of our total outstanding liabilities divided by its total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility). The facility is contingent upon our receiving net cash proceeds of at least $50 million from this offering.

–>
Issuance of restricted shares:    On May 10, 2007, we issued 40,000 Class A Common Shares that have been granted under the equity incentive plan on November 21, 2006, to certain senior officers, directors, employees and non-employees of the Company.

–>
Shelf registration statement:    On July 16, 2007 a shelf registration statement (file no 333-143481) covering the resale of 11,097,187 of our Class A Common Shares and 1,849,531 of our Warrants was declared effective by the U.S. Securities and Exchange Commission.

–>
Special dividend:    On June 26, 2007 the Company's board of directors declared a special dividend in the amount of $0.60 per existing Class A and Class B Common Share payable to shareholders of record on July 2, 2007.

LEASES

We lease office space in Athens, Greece from an unaffiliated third party. The term of the lease expired on September 30, 2006 and has been extended to September 30, 2007 at a rate of 7,200 Euros per year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that will involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies that we have adopted, see Note 2 to our financial statements.

Impairment of long-lived assets.    We review for impairment long-lived assets (namely our vessels) held and used or disposed of whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. In developing estimates of future cash flows, we will make assumptions about future charter rates, vessel operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Measurement of the impairment loss if any will be based on the appraised fair value of the asset. We regularly review our vessels for impairment on a vessel by vessel basis. The carrying values of our vessels may not represent their fair value, as determined by third party valuations, at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

Deferred drydock costs.    Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 months. Costs associated with drydocks as they are incurred are deferred and amortized on a straight line basis over the period between drydocks. Costs deferred as part of the drydock include certain actual costs incurred at the drydock yard solely as a result of the regulatory requirement to have the vessels inspected, including but not limited to, services for vessel preparation, coating, steelworks, piping works and valves, machinery works and electrical works. Routine repair and maintenance costs incurred at the dry-docking yard are expensed. We believe that these criteria are consistent with industry practice, and that the policy of deferment reflects the economics and market values of the vessels.

Vessel lives.    The value of vessels is recorded at their respective costs (which include acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, after taking into account their respective estimated residual values, calculated at $150 per lightweight ton. Vessels are depreciated on an estimated useful life of 25 years for our drybulk carriers from the date of their initial delivery from the shipyard to their original owners. However, the basis which estimates the remaining useful lives of the vessels may change as a result of new regulations that may be imposed by the International Maritime Organization in the future. Acquired secondhand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Revenue recognition.    Revenues are generated from the hire that we receive under time or period charters, although we may also generate revenues from freights in respect of voyage charters that we may enter. Time charter revenues are recognized over the term of the charter as service is provided. Under a voyage charter, the revenues are recognized ratably over the duration of the voyage from load port to discharge port. The relevant voyage costs are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses become apparent and can be estimated. A voyage is deemed to commence upon the issuance of notice of readiness at the loading port and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recorded when earned. Vessel operating expenses are accounted for on the accrual basis.

Derivatives.    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met.

Share-based compensation.    On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company early adopted SFAS No. 123(R).

In the year ended December 31, 2006 the Company issued restricted stock under its 2006 Stock Incentive Plan. Restricted stock is issued on the grant date and is subject to forfeiture under certain circumstances. All restricted stock currently outstanding is subject to forfeiture only if employment is not continued through the vesting date. The Company pays dividends on all restricted stock, regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases.

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted stock awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the straight-line method with respect to the restricted stock because it considers each restricted stock award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, "Accounting Changes", previously required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for the Company as of December 31, 2006, and did not have a material impact on the Company's financial statements.

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date." SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the company.

In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007 and will be applied retrospectively for all financial statements presented. No planned major maintenance activities took place during the period from inception (April 26, 2006) to December 31, 2006 nor for the three month period ended March 31, 2007. The adoption of FSP No. AUG AIR-1 did not have a material impact on the financial position, results of operation or cash flows of the Company.

On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for the Company for the fiscal year ending December 31, 2006. SAB No. 108 did not have a material effect on the financial position and results of operations of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

The international drybulk shipping industry

The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants (Drewry), and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry. The source of all tables and charts is Drewry unless otherwise indicated.

INTRODUCTION

The marine industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is categorized as dry cargo or liquid cargo. Dry cargo includes dry bulk cargo, container cargo and non container cargo. Container cargo is shipped in 20 or 40 foot containers and includes a wide variety of finished products. Non-container cargo includes other dry cargo that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. Liquid cargo, includes crude oil, refined oil products, liquefied gases, chemicals and associated products, all of which are shipped in tankers.

In 2006, approximately 4.51 billion tons of dry cargo was transported by sea, of which dry bulk cargo accounted for 2.77 billion tonnes. The following table presents the breakdown of the global trade by type of cargo in 2006:

World seaborne trade—2006*

	Tons (millions)	% total seaborne trade

All Cargo
Dry Cargo	4,509	55.4%
Liquid Cargo	3,627	44.6

Total	8,135	100.0%

Dry Cargo
Dry Bulk	2,766	34.0%
Major Bulks	1,685	20.7
Coal	701	8.6
Iron Ore	722	8.9
Grain	262	3.2
Minor Bulks	1,081	13.3
Container Cargo	1,170	14.4
Non Container/General Cargo	573	7.0

Total	4,509	55.4%

*
Provisional
Source: Drewry

Dry bulk cargo can be further defined as either major bulk cargo or minor bulk cargo, all of which is shipped in bulk carriers. Major bulk cargo includes, among other things, iron ore, coal and grain. Minor bulk cargo includes agricultural products, mineral cargo (including metal concentrates), cement, forest products and metal products. Dry bulk cargo is normally shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.

DRY BULK CARRIER DEMAND

The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy. During the 1980s and 1990s seaborne dry bulk trade increased by slightly more than 2% per annum. However, between 2001 and 2006, seaborne dry bulk trade increased from 2.14 to 2.77 billion tons, an increase of 29%.

The following chart illustrates the changes in seaborne trade between the major and minor bulks in the period 2000 to 2006.

Dry bulk trade development
(million tons)

P=provisional
Source: Drewry

The international drybulk sector provides seaborne transportation of certain dry commodities in bulk form used in many basic industries and in construction. The most important of these are iron ore, coal and grain (includes wheat, coarse grains and soybeans) which together account for an estimated 61% in 2006 of total drybulk seaborne trade and are referred to as major bulks. Other key cargoes, referred to as minor bulks, include agricultural products (e.g. fertilizers), steel products, forest products, metals, cement, and a wide range of other minerals such as petcoke, bauxite, alumina and phosphate rock. Shipping companies provide seaborne transportation to customers that include power utilities, steelmakers, grain houses, commodity traders and government agencies. Seaborne drybulk trade growth has increased substantially in recent years.

There are certain main trading routes for major drybulk commodities between exporting and consuming regions. Coal is mainly shipped from Australia and Canada to the Far East and Europe, whereas iron ore is mainly shipped from Australia and Brazil to China, Japan and Europe. Grain is mainly shipped from the U.S. Gulf, Brazil or Argentina to Europe and the Far East.

Drybulk carrier seaborne trade

Metric tons (millions)	2001	2002	2003	2004	2005	2006

Coal	565	570	619	650	675	701
Iron Ore	452	484	524	587	660	722
Grain	235	245	240	248	253	262
Minor Bulks	890	920	957	1,002	1,041	1,081

Total	2,142	2,219	2,340	2,487	2,629	2,766

Ton miles (billions)	2001	2002	2003	2004	2005	2006

Coal	2,532	2,583	2,910	3,386	3,638	3,785
Iron Ore	2,580	2,741	3,050	3,463	3,905	4,258
Grain	1,319	1,256	1,290	1,317	1,341	1,389
Minor Bulks	4,077	4,215	4,367	4,581	4,762	5,039

Total	10,511	10,795	11,617	12,747	13,646	14,471

Annual growth rates	2001	2002	2003	2004	2005	2006

Metric Tons	1.6%	3.6%	5.5%	6.3%	5.7%	5.2%
Ton Miles	1.2%	2.7%	7.6%	9.7%	7.0%	6.0%

Source: Drewry

IRON ORE

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2006 approximately 722 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the drybulk sector. Chinese iron ore imports for 2006 of 327 million tons increased by approximately 18% over 2005 imports of 275 million tons, and have increased at a compound annual growth rate of 23% since 2001.

This growth rate in iron ore imports is due to increased Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 23%, compared to global production increasing by an average 6.4% per annum.

Australia and Brazil together account for approximately two thirds of global iron ore exports. Although both have seen strong demand from China, Australia continues to benefit the most,

accounting for 30% of every extra ton of iron ore imported by China in 2005 over 2004, compared to a corresponding figure of 20% for Brazil. However, although Brazilian exports to China have grown more slowly, the contribution to ton-mile demand has been greater due to the longer distances between origin and destination. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India's exports are in smaller Panamax and Handymax vessels.

COAL

Coal is an abundant commodity. At current production rates, coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries, with no world dependence on any one region.

Asia's rapid industrial development has also contributed to strong demand for coal, which accounted for roughly a third of the total growth of seaborne drybulk trade between 2000 and 2006. Coal is divided into two categories: thermal (or steam) coal and coking (or metallurgical) coal. Thermal coal is used mainly for power generation. Coking coal is used to produce coke to feed blast furnaces in the production of steel.

Expansion in air-conditioned office and factory space, along with industrial use, has raised demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan's domestic nuclear power generating industry has suffered from safety problems in recent years, resulting in the temporary closure of a number of nuclear power reactors and leading to increased demand for oil, gas, and coal-fired power generation. Furthermore, the high cost of oil and gas has lead to increasing development of coal fired electricity plants across the world, especially in Asia.

Metallurgical coal accounted for 8% of seaborne trade in 2006. Future prospects are heavily tied to the steel industry. It is used within the blast furnace to impart its carbon into the iron, giving the final steel product more strength and flexibility. Because coking coal is of higher quality than thermal coal (i.e. more carbon and less impurities), its price is higher and its trade more volatile.

GRAIN

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum), and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as a raw material in animal feed.

Total grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Wheat and coarse grains are primarily used for direct human consumption or as feed for livestock. International trade fluctuates considerably. Grains have a long history of price volatility, government interventionism and weather conditions which strongly impact trade volumes. In 2005, weather had an adverse impact on wheat and corn harvests in many of the world's major growing regions. As a result, production fell roughly 3% from 2004, causing total trade to decline by 1%. Soybean trade has risen rapidly in recent years, as demand for animal feed and vegetable oil has increased. However, demand growth for wheat and course grains is fundamentally linked in the long-term to population growth and rising per capita income. With Asia experiencing rapid economic growth and increasing standards of living, it is expected that meat consumption will increase, leading to rising demand for animal feed.

International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the Former Soviet Union). These regions collectively account for over 90% of global exports. Large importers are typically Asia, North Africa (Egypt), the Middle East and more recently India.

MINOR BULKS

The balance of drybulk trade, minor bulks, subdivides into two types of cargo. The first type includes secondary bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. Second are the so-called neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products including scrap.

Trade in minor bulks constituted approximately 35% of total seaborne trade for drybulk carriers in 2006, in terms of ton miles. The table below shows that compound annual growth for all minor bulks was 2.3%, but those related to the steel and construction industries have grown even faster. Steel scrap trade has grown the fastest, as scrap is the key input for steel makers using the "electric arc furnace" means of production.

Historically, certain economies have acted as the "primary driver" of dry bulk trade. In the 1990s Japan was the driving force, when buoyant Japanese industrial production stimulated demand for imported bulk commodities. More recently China has been the main driver behind the recent increase in seaborne dry bulk trade as high levels of economic growth have generated increased demand for imported raw materials. The following table illustrates China's gross domestic product growth rate compared to that of the United States and the world during the periods indicated.

GDP growth

Years	China	US	World

	(% change)
1981-1985	10.1	2.6	2.4
1986-1990	7.8	2.6	2.8
1991-1995	12.0	2.3	1.2
1996-2000	8.3	4.1	3.5
2001-2003	7.9	1.9	3.5
2004	10.1	3.9	5.3
2005	10.2	3.2	4.7
2006 (p)	10.5	3.3	5.0

P = provisional
Source: Drewry

Chinese iron ore imports

Year	Imports	% Change

	(million tonnes)
2001	92.5	32.1
2002	111.3	20.3
2003	148.2	33.2
2004	208.1	40.4
2005	275.2	32.2
2006	327.2	18.9

Source: Drewry

The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage. The following chart below detail the changes in ton-mile demand for the primary dry bulk commodities.

Ton mile demand
(billion ton-miles)

Source: Drewry

Between 2001 and 2006, ton-mile demand in the dry bulk sector increased by 38%, equivalent to an average annual increase of 6.6%. This is above the long term growth rate in the dry bulk sector and reflects the rise in long haul movements, especially for commodities such as iron ore. Total ton mile demand in the major bulks increased from 6,431 to 9,432 billion ton miles between 2001 and 2006, equivalent to an average annual increase of 8.0%.

Annual changes (%) dry bulk trade and tonne mile demand

Source: Drewry

Dry bulk carriers are one of the most versatile elements of the global shipping fleet in terms of employment alternatives. They seldom operate on round trip voyages and the norm is often triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation and increases in long haul shipments will have greater impact on overall vessel demand. The following map represents the major global dry bulk trade routes.

Major dry bulk seaborne trade routes

Source: Drewry

Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet. In recent years the growth in trade has led to port congestion, with ships at times being forced to wait outside port to either load or discharge due to limited supply of berths at major ports. This inefficiency has been a further factor contributing to the general tightness in the market.

DRY BULK CARRIER SUPPLY

The global dry bulk carrier fleet is divided into four categories based on a vessel's carrying capacity. These categories are:

–>
Capesize.    Capesize vessels have carrying capacities of more than 100,000 deadweight tons (dwt). These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

–>
Panamax.    Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

–>
Handymax.    Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

–>
Handysize.    Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, ships of this type operate on regional trading routes.

  Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

In April 2007, the world fleet of drybulk carriers consisted of 6,509 vessels, totaling almost 375 million dwt in capacity. The average age of drybulk carriers in service is approximately 15 years. It should be noted, however, that these figures are based on pure drybulk carriers, and exclude a small number of combinations carriers.

The following tables present the world drybulk carrier fleet and orderbook by size category as of April 2007.

Drybulk carrier fleet—April 2007

Size category	Deadweight tons	Number of vessels	% of total fleet (number)	Total capacity (million dwt)	% of total fleet (dwt)

Capesize	100,000 <	720	11.1	122.3	32.9
Panamax	60,000 - 99,999	1,425	21.9	103.8	27.7
Handymax	30,000 - 59,999	2,447	37.6	105.3	28.1
Handysize	10,000 - 29,999	1,917	29.5	43.4	11.6

Total		6,509	100.0%	374.8	100.0%

Source: Drewry

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of April 2007, the global drybulk orderbook amounted to 110.0 million dwt, or 29.3% of the existing drybulk fleet, with most vessels on the orderbook scheduled for delivery within 36 months.

Drybulk carrier orderbook—April 2007

Size category	Deadweight tons	Number of vessels	% of fleet (number)	Total capacity (million dwt)	% of fleet (dwt)

Capesize	100,000 <	269	37.4	52.4	42.8
Panamax	60,000 - 99,999	315	22.1	25.5	24.6
Handymax	30,000 - 59,999	629	25.6	29.8	28.3
Handysize	10,000 - 29,999	106	5.5	2.3	5.3

Total		1,319	20.2%	110.0	29.3%

Source: Drewry

Dry bulk carrier age profile—April 2007

Source: Drewry

The average age at which a dry bulk carrier has been scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, over the last two years the average age at which dry bulk carriers have been scrapped has increased and a number of well-maintained vessels have continued to operate past the age of 30.

Dry bulk carrier scrapping

	2000	2001	2002	2003	2004	2005	2006

Capesize—(Mdwt)	0.6	0.5	1.0	0.3	0.1	0.1	0.3
Panamax—(Mdwt)	0.7	1.9	1.2	0.5	0.1	0.2	0.5
Handymax—(Mdwt)	1.5	1.5	0.9	1.1	0.0	0.2	0.4
Handysize—(Mdwt)	1.2	1.4	1.6	0.6	0.1	0.1	0.4
Total Fleet (Mdwt)	3.8	5.2	4.7	2.4	0.3	0.7	1.6

Total fleet—end period
Source: Drewry

DRYBULK CARRIER CHARTER RATES

Dry bulk carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

–>
A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

–>
A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and re-delivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

–>
A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

–>
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.

Charter hire rates fluctuate by varying degrees amongst the dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and re-delivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region that includes ports where vessels load cargo also are generally quoted at lower rates. This is because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

Baltic exchange freight indices
(Index points)

The BSI replaced the BHMI on 03.01.06, although the index has been calculated since 01.07.05

Source: Baltic Exchange

The following chart illustrates one-year time charter rates for Handysize, Handymax, Panamax and Capesize dry bulk carriers between 1996 and April 2007.

Drybulk carrier one year time charter rates
(US dollars per day)

Source: Drewry

Drybulk carriers—one year time charter rates (period averages)

Size category DWT	Handysize 25-30,000	Handymax 45-50,000	Panamax 65-70,000	Capesize 150-160,000

	(US dollars per day)
2001	5,629	8,472	9,543	14,431
2002	4,829	7,442	9,102	13,608
2003	8,289	13,736	17,781	30,021
2004	14,413	31,313	36,708	55,917
2005	12,021	23,038	27,854	49,333
2006	12,558	21,800	22,475	45,646
April 2007	20,000	30,000	36,500	60,000

Source: Drewry

Drybulk charter rates for all vessel sizes follow a similar pattern. In 2003 and 2004, rates for drybulk carriers of all sizes strengthened appreciably to historically high levels. The driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials into China. Rates in 2005 started out at slightly lower levels and declined further over the summer, before a rally late in the year. During the first half of 2006, rates stabilized above historically high levels. Since July 2006, rates have recovered to levels at or near the historically high levels reached in late 2004.

DRYBULK CARRIER VALUES

Vessel prices, both for newbuildings and secondhand drybulk carriers, increased significantly during 2003, 2004 and reached historically high levels in the early part of 2005, owing to the strength of the freight market and high levels of new ordering.

Despite the steep increase in newbuilding prices, the strength of the charter market was the primary influence for secondhand vessel prices. Consequently in 2005 and now again in 2007, demand for modern vessels has resulted in secondhand prices for some five year old Handysize, Handymax, Panamax and Capesize drybulk carriers exceeding comparably sized newbuilding contracts.

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the period 2003 to 2005 high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China have full orderbooks until the end of 2009.

The following charts indicate the change in newbuilding prices for dry bulk carriers in the period from 1996. As can be seen newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates.

Dry bulk carrier newbuilding prices
(Millions of US dollars)

Source: Drewry

The following table presents the average prices for secondhand drybulk carriers for the periods indicated.

Drybulk carrier secondhand prices—5 year old (period averages)

Size category DWT	Handysize 25-30,000	Handymax 40-45,000	Panamax 65-75,000	Capesize 150-170,000

	(Millions of US dollars)
2001	11.2	13.7	14.8	25.3
2002	11.1	14.0	15.5	25.1
2003	12.9	16.6	19.6	30.3
2004	19.8	26.3	35.3	54.3
2005	25.8	31.2	40.3	67.0
2006	26.0	31.3	37.0	66.1
April 2007	29.0	44.0	50.0	94.0

Source: Drewry

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise once more as the year came to a close. In 2007 prices have remained very firm.

Dry bulk carrier secondhand prices—5 year old vessels
(Millions of US dollars)

Business

OUR COMPANY

We are Paragon Shipping Inc., a recently formed company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We acquired our fleet of three Handymax and three Panamax drybulk carriers, which we refer to as our initial fleet, in the fourth quarter of 2006 and the beginning of 2007. Accordingly, we have a limited history of operations.

During the first quarter of 2007, our vessels achieved daily time charter equivalent rates of $24,498, and we generated net revenues of $12,875,005 and recorded net income of $5,814,526. We refer you to the section of this prospectus entitled "Forecasted Cash Available For Dividends and Reserves" for information regarding the cash that we expect to have available to us during the first full operating quarter after the closing of this offering. We expect to expand our presence in the drybulk shipping industry. In furtherance of this objective, we are currently negotiating for the purchase of three additional drybulk carriers and we intend to use the net proceeds of this offering to fund a portion of the purchase price of these vessels.

Our policy is to charter our vessels on time charters with durations of one to two years from the date of delivery to us, which we believe provides cash flow stability and high utilization rates, while reducing our potential exposure to a market downturn. We may, however, seek to employ a portion of our fleet in the spot market or on time charters with longer durations. All of the six vessels in our initial fleet are currently employed under fixed rate time charters with an average remaining life of 19.6 months as of June 30, 2007. We continually monitor developments in the drybulk shipping industry and, subject to market demand, will adjust the charter periods for our vessels according to market conditions.

Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 25 years. Since 1993, Mr. Bodouroglou has co-owned and managed 30 vessels, including the six vessels in our initial fleet. Mr. Bodouroglou served as co-managing director of Eurocarriers S.A., or Eurocarriers, and Allseas Marine S.A., or Allseas, two ship management companies he co-founded in 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in 2006. Since January 2006, Mr. Bodouroglou has been the sole managing director, and since September 2006 the sole owner, of Allseas, which currently provides the commercial and technical management for eleven drybulk carriers, including the six vessels in our initial fleet.

We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B Common Share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A Common Shares on May 31, 2007. This dividend will be paid to the holders of our Class B Common Shares immediately prior to their conversion to Class A Common Shares upon the completion of this offering. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B Common Share payable to our shareholders of record on July 2, 2007. Purchasers of our Class A Common Shares in this offering will not receive this dividend. For a more detailed summary of our dividend policy, please read "Our Dividend Policy".

OUR FLEET

We purchased the three secondhand Panamax and three secondhand Handymax drybulk carriers in our initial fleet for an aggregate purchase price of $210.4 million, excluding certain pre-delivery expenses. We funded the acquisition of our initial fleet with the proceeds of a private placement of our Class A Common Shares and Warrants that we completed in the fourth quarter of 2006, together with the proceeds from the sale of Class A Common Shares and Warrants to Innovation Holdings, and funds drawn under our existing senior secured credit facility.

CHARTERING

The following table summarizes information about our initial fleet as of the date of this prospectus:

							Scheduled re-employment
					Re-delivery date from charterer(2)
		Year built		Charter rate ($ per day)(1)			Charter rate ($ per day)(1)	Re-delivery date range(2)
Vessel name	Dwt		Charterer name		Earliest	Latest			Charterer

Crystal Seas	43,222	1995	San Juan Navigation	24,000	Apr. 9, 2008	July 8, 2008	—	—	—
Blue Seas	45,654	1995	STX Pan Ocean	26,100	Aug. 21, 2007	Nov. 20, 2007	28,500	July 6, 2008– Feb. 14, 2009	Korea Line Corp.
Clean Seas	46,640	1995	AS Klaveness	20,000	Oct. 24, 2008	Feb. 24, 2009	—	—	—
Kind Seas	72,493	1999	Express Sea Transport	23,600	Sept. 17, 2008	Feb. 18, 2009	—	—	—
Deep Seas	72,891	1999	Morgan Stanley	28,600	Aug. 28, 2007	Oct. 13, 2007	34,250	Sept. 1, 2009– Dec. 31, 2009	Morgan Stanley
Calm Seas	74,047	1999	Morgan Stanley	25,150	Nov. 14, 2007	Feb. 13, 2008	37,000	Oct. 14, 2009– Feb. 28, 2010	Korea Line Corp.

(1)
This table shows gross daily charter rates and does not reflect commissions payable by us to third party chartering brokers, our charterers and Allseas ranging from 2.5% to 6.25% including 1.25% to Allseas.

(2)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths in our industry, including:

–>
Modern, high quality fleet.    Our initial fleet consists of three Panamax and three Handymax drybulk carriers with an average age of approximately 10 years, compared to an average age of the worldwide drybulk carrier fleet of 15 years. We believe that owning a modern, well-maintained fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charter and spot employment. We also believe that the relatively young age of our fleet provides an attractive return on capital, given the favorable charter hire rates our vessels command as compared to their purchase price.

–>
Stable cash flow and time charter strategy.    We have entered into time charters for each of the vessels in our initial fleet ranging in length from one to two years with an average remaining duration of 19.6 months. We believe that this provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with time charters. In addition, depending on market conditions, we may decide to employ our vessels on short-term voyage charters to take advantage of strong spot market conditions.

–>
Strong customer relationships with reputable charterers.    Our management team and Allseas have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Allseas and its affiliates have maintained relationships with major national and private industrial users, commodity producers and traders, including Cargill International and Glencore International which have repeatedly chartered vessels managed by Allseas or by Eurocarriers. We intend to keep our vessels fully employed and to secure repeat business with charterers by providing well-maintained vessels and dependable service.

–>
Experienced management team.    Our Chief Executive Officer has more than 25 years of experience in the shipping industry, and our chief financial officer has over 20 years of experience in ship finance and has been the chief financial officer of shipping companies listed on the American Stock Exchange and Nasdaq. Our chief operating officer and commercial development officer each have 19 years of experience in shipping and have been working with our Chief Executive Officer for the last ten years and four years, respectively. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

–>
Experienced and dependable fleet manager.    We believe Allseas has established its reputation as an experienced and dependable vessel operator, without compromising on safety, maintenance and operating performance. To our knowledge no vessel has suffered a total or constructive loss or suffered material damage while managed by Allseas. Mr. Bodouroglou, while at Allseas and Eurocarriers, has managed 30 vessels since their inception.

–>
Strong balance sheet with moderate level of indebtedness.    Our founder and Chief Executive Officer has current banking relationships with some of the leading banks in ship finance, including HSH Nordbank, HSBC and HVB Bank. We will have two senior secured credit facilities in place with a total borrowing capacity of up to approximately $258 million, of which $108.3 million of availability is subject to repayment of existing indebtedness. We intend to use our borrowing capacity, together with the cash flow generated from our operations, to pursue future vessel acquisitions consistent with our strategy.

OUR BUSINESS STRATEGY

Our strategy is to invest in the drybulk carrier industry, to generate stable cash flows through time charters and to grow through acquisitions that we expect to be accretive to our cash flow per share. As part of our strategy, we intend to:

–>
Focus on all segments of the drybulk carrier sector.    We plan to develop a diversified fleet of drybulk carriers in various size categories, including Capesize, Panamax, Handymax and Handysize, although we have initially focused on the Panamax and Handymax sectors. Larger drybulk carriers, such as Capesize and Panamax vessels, have historically experienced a greater degree of freight rate volatility, while smaller drybulk carriers, such as Handymax and Handysize vessels, have historically experienced greater charter rate stability. Furthermore, a diversified drybulk carrier fleet will enable us to serve our customers in both major and minor bulk trades, and to gain a worldwide presence in the drybulk carrier market by assembling a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries.

–>
Pursue an appropriate balance of time and spot charters.    We have employed our vessels primarily under one and two year time charters that we believe provide us with a stable cash flow base and high utilization rates, while limiting our exposure to charter rate volatility. We believe factors governing the supply and demand of drybulk carriers may cause charter rates for drybulk carriers to strengthen in the near term, thereby providing us opportunities to renew our time charters or enter into new time charters at similar or higher rates following the expiration of their respective terms. When our vessels are not employed on time charters, our management team plans to balance the mix of time charters and spot charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain stable cash flows.

–>
Grow through accretive secondhand vessel acquisitions.    We intend to grow our fleet through timely and selective acquisitions of secondhand drybulk carriers that will be accretive to cash flow per share. We will seek to identify potential secondhand vessel acquisition candidates among various size categories of drybulk carriers. We intend to use our cash flow from operations, drawings under our senior secured credit facilities and the proceeds of future equity offerings to acquire additional drybulk carriers. We believe that secondhand vessels, when operated in a cost efficient manner, currently provide better returns as compared with newbuilding vessels.

–>
Continue to operate a modern, high-quality fleet.    We intend to maintain a modern, high quality fleet through our technical and commercial manager's rigorous and comprehensive maintenance and inspection program. In addition, we intend to limit our acquisitions to vessels that meet these rigorous industry standards and certification requirements.

OUR FLEET MANAGER

Allseas is responsible for the technical and commercial management of our vessels. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include chartering, monitoring the mix of various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for eleven drybulk carriers including the six vessels in our initial fleet. The other five vessels are managed for affiliates of Allseas. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and Chief Executive Officer.

Pursuant to separate management agreements that we have entered into with Allseas for each of our vessels, the terms of which have been approved by our independent directors, we are obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management fee was adjusted based on the Euro/U.S. dollar exchange rate of €1.00:$1.341 on June 27, 2007 to approximately $687 per vessel per day. The management fee will be increased commensurate with inflation on an annual basis, commencing on January 1, 2008 by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the two vessels in our initial fleet that we acquired from entities affiliated with our founder and Chief Executive Officer. Additional drybulk carriers that we may acquire in the future may be managed by Allseas or unaffiliated management companies. As of March 31, 2007, we have incurred $353,467 in management fees and $164,827 and $583,500 in chartering and vessel commissions, respectively, resulting in an aggregate amount paid to Allseas by us from inception until March 31, 2007 of $2,099,822.

Amendments to and extensions of any vessel management agreement will require approval by a majority of our independent directors. Also, we will not enter into any new management agreement with Allseas or any other affiliate of Allseas without the approval of a majority of our independent directors.

OFFICERS AND CREWING

We currently have four shore based officers, our Chief Executive Officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas, our chief financial officer, Christopher Thomas, and our commercial development officer, Anthony Smith. In addition, we employee through our wholly-owned vessel owning subsidiaries approximately 200 seafarers that crew our vessels. Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

OUR CUSTOMERS

The Deep Seas and the Blue Seas have been delivered to us with the benefit of time charters attached with Morgan Stanley and STX Pan Ocean, respectively. Upon the expiration of the current charter, Blue Seas is scheduled to be chartered to Korea Line Corp. at a gross daily charter rate of $28,500. The re-delivery dates for the charter to Korea Line Corp. are between July 6, 2008 and February 14, 2009. Upon the expiration of the current charter, Deep Seas is scheduled to be re-chartered to Morgan Stanley at a gross daily charter rate of $34,250. The re-delivery dates for the charter to Morgan Stanley are between September 1, 2009 and December 31, 2009. We have also entered into a 22 to 25 month fixed rate time charter with AS Klaveness to charter the Clean Seas. AS Klaveness is a leading provider of commercial management services to owners of Handymax and Panamax drybulk carriers and has more than 50 years of experience in the shipping industry. The Calm Seas is currently employed by Morgan Stanley on a time charter expiring between November 14, 2007 and February 13, 2008, at a gross daily charter rate of $25,150 and the Kind Seas is currently employed by Express Sea Transport on a time charter expiring between September 17, 2008 and February 18, 2009, at a gross daily charter rate of $23,600. Upon the expiration of the current charter, Calm Seas is scheduled to be chartered to Korea Line Corp. at a gross daily charter rate of $37,000. The re-delivery dates for the charter to Korea Line Corp are between October 14, 2009 and February 28, 2010. The Crystal Seas is employed on a time charter at a gross daily charter rate of $24,000 by San Juan Navigation that will terminate between April 9, 2008 to July 8, 2008.

COMPETITION

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas will arrange our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (Nasdaq: BULK) OceanFreight Inc. (Nasdaq: OCNF) and Quintana Maritime Limited (Nasdaq: QMAR).

Entities affiliated with our founder and Chief Executive Officer currently own drybulk carriers, and may in the future seek to acquire additional drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us. Michael Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future.

PROPERTIES

We lease office space in Athens, Greece pursuant to a lease that expires at the end of September 2007.

ENVIRONMENTAL AND OTHER REGULATIONS

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits, approvals or assurances could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental conventions, laws and regulations applicable to us as of the date of this registration statement. However, modified or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our vessels.

International Maritime Organization

The United Nation's International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Allseas has informed us that a plan to conform with the Annex VI resolutions is in place and we believe we are in substantial compliance with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operations and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified. However, there can be no assurance that these certifications will be maintained indefinitely.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

–>
natural resources damage and the costs of assessment thereof;

–>
real and personal property damage;

–>
net loss of taxes, royalties, rents, fees and other lost revenues;

–>
lost profits or impairment of earning capacity due to property or natural resources damage; and

–>
net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Current United States Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes the OPA limitation on liability of $600 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. We expect the United States Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008 and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by EPA or face penalties. Although EPA has appealed the decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of the litigation. If the District Court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.

OTHER ENVIRONMENTAL INITIATIVES

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress but it is difficult to predict which, if any, will be enacted into law.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of March 31, 2007, the BWM Convention has been adopted by eight states, representing 3.21% of world tonnage.

Vessel security regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS,

created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

–>
on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

–>
on-board installation of ship security alert systems;

–>
the development of vessel security plans; and

–>
compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by classification societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

–>
Annual surveys.    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

–>
Intermediate surveys.    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

–>
Class renewal surveys.    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

RISK OF LOSS AND LIABILITY INSURANCE

General

The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, loss of hire insurance, increased value insurance and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that the insurance coverage that we will obtain is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & machinery and war risks insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are covered up to at least fair market value with deductibles of between $75,000 and $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy that we have entered into due to under-insurance.

Protection and indemnity insurance

Our protection and indemnity insurance is provided by P&I Associations, which insures our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, will be unlimited.

The protection and indemnity insurance coverage that we have in place for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we will be subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

LEGAL PROCEEDINGS

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

EXCHANGE CONTROLS

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A Common Shares.

SENIOR SECURED CREDIT FACILITIES

We have a senior secured credit facility with HSH Nordbank AG of up to $109.5 million of which we had drawn $108.3 million as of March 31, 2007. Pursuant to the terms of the senior secured credit facility, we are permitted to draw up to 50% of the market value of the vessels in our initial fleet, up to the facility limit, to fund a portion of future acquisitions. The senior secured credit facility has a term of 3.5 years from the initial draw down date, and the amounts we draw under the senior secured credit facility are repayable in one balloon installment that is due on June 21, 2010. Borrowings under the credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20% if the leverage ratio percent (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.00% if the leverage ratio is equal to or less than 55%. The senior secured credit facility is secured by a first priority mortgage on our vessels as well as a first assignment of all earnings, insurances and cross default with each of our vessel-owning subsidiaries.

We have entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which HSH Nordbank has agreed to convert the existing credit facility into a $108.3 million revolving credit facility upon and subject to the completion of this offering. Under the amended credit facility and upon the repayment of current outstanding amounts under the facility, we will be permitted to draw down up to $108.3 million to partially fund the acquisition of additional vessels. We will pay to HSH Nordbank a $50,000 restructuring fee at the time the credit facility is amended, and any undrawn amounts under the facility will be subject to a 0.30% annual commitment fee. The revolving amounts available under the facility must be drawn in full before we may utilize the credit facility that we expect to enter into with Commerzbank AG, described below.

The senior secured credit facility contains financial covenants requiring us, among other things, to ensure that:

–>
the ratio of total debt on the mortgaged vessels to EBITDA shall be not greater than 5.00 to 1.00;

–>
we maintain a market adjusted net worth of at least $50.0 million;

–>
we and our subsidiaries at all times maintain cash equivalents in an amount of no less than $0.5 million per vessel;

–>
the ratio of total debt on the mortgaged vessels to total capitalization shall not be greater than 0.70 to 1.00; and

–>
the aggregate average fair market value of our vessels securing the senior secured credit facility be not less than 140% of the aggregate outstanding amount under the facility; in case of a dividend declaration the fair market value shall not be less than 145%.

In addition, the senior secured credit facility contains covenants requiring us to maintain adequate insurance coverage and to obtain the lender's consent before we change the flag, class or management of a vessel, or enter into a new line of business and that require the vessel to be owned by a wholly owned subsidiary of ours. The senior secured credit facility also includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our senior secured credit facility does not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of a covenant.

On May 15, 2007 we signed an offer letter with Commerzbank AG, which was amended on May 30, 2007, for a senior secured credit facility for an amount equal to the net proceeds of this offering, up to $150.0 million, to finance up to 50% of the lower of the fair market value or the purchase price of future drybulk carrier acquisitions which amounts may be drawn down through December 31, 2007. Pursuant to the terms of the offer letter, the final maturity date of the facility shall be no later than December 31, 2010. Borrowings under the credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of our vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%. The senior secured credit facility is contingent on us receiving net cash proceeds of at least $50 million from this offering.

We expect that our credit facility with Commerzbank AG will contain the same financial covenants as our credit facility with HSH Nordbank AG.

Management

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: Ian Davis and George Skrimizeas will serve for a term expiring at the 2007 annual meeting of the shareholders, Nigel Cleave and Bruce Ogilvy will serve for a term expiring at the 2008 annual meeting of shareholders, and Michael Bodouroglou will serve for a term expiring at the 2009 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is c/o Paragon Shipping Inc., Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece.

Name	Age	Position

Michael Bodouroglou	53	Chairman and Chief Executive Officer
George Skrimizeas	42	Chief Operating Officer and Director
Christopher J. Thomas	47	Chief Financial Officer
Anthony Smith	38	Commercial Development Officer
Nigel D. Cleave	49	Director
Bruce Ogilvy	64	Director
Ian Charles Davis	54	Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou has been our chairman and Chief Executive Officer since June 2006. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria.

George Skrimizeas has been our executive director and chief operating officer since June 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as account manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United

Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics and the Association of Chief Executive Officers.

Christopher J. Thomas has been our chief financial officer since October 2006. Prior to joining us, Mr. Thomas served as director, vice president, treasurer and chief financial officer of DryShips Inc., a Nasdaq-listed drybulk company. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Tankers Inc., which is a publicly listed company with securities registered under the Exchange Act. From 1999 to 2004, Mr. Thomas was the chief financial officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company currently listed on the New York Stock Exchange. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Anthony Smith has served as our commercial development officer since June 2006. Prior to joining us, Mr. Smith worked as a chartering broker for Allseas since 2002 where he was responsible for negotiations with charterers and preparing market reports and research analysis for potential vessel acquisitions and sales. Between 2000 and 2002, Mr. Smith worked as a chartering broker for Nasta Chartering Multi Trading, a ship management company. Between 1996 and 2000, Mr. Smith worked for Southern Maritime as a competitive broker. Prior to working for Southern Maritime, Mr. Smith was employed by Adriatic Tankers Shipping Co., who managed between 35 and 105 vessels during Mr. Smith's employment with the Company. Mr. Smith served as a chartering manager at Adriatic between 1993 and 1995. Prior to becoming a chartering manager, Mr. Smith served as a chartering broker from 1988 to 1993.

Nigel D. Cleave is a non-executive director. In 2006, Mr. Cleave was appointed to his current position as Chief Executive Officer of Epic Ship Management Limited, a ship management company engaged in the provision of a complete range of ship management services on behalf of an international clientele base, with offices located in Cyprus, Singapore, Germany, the U.K. and the Philippines. Prior to this, Mr Cleave served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus and, prior to his position at Dobson, Mr. Cleave was the deputy general manager for Hanseatic Shipping Company Limited from 1991 to 1993. From 1988 to 1991, Mr. Cleave held fleet operation roles with PPI Lines, including that of fleet operations manager. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including navigation cadet officer, third officer, second officer, financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science in 1979. Mr. Cleave is a board member of the Marine Shipping Mutual Insurance Company Limited, and is the Chairman of the Cayman Islands Shipowners' Advisory Council. Mr. Cleave is a Fellow of the Chartered Institute of Shipbrokers, acts as a Member of the Cyprus Committee of Germanischer Lloyd and the Cyprus Technical Committee of DnV (both being advisory committees covering technical related issues with the Classification Society). Mr. Cleave also serves as the Chairman of the Mission to Seafarers Cyprus Branch.

Bruce Ogilvy is a non-executive director. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2002. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers

(Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for nearly 30 years. He served as Chairman of the London Branch from 1999 to 2001 and currently serves as Chairman of the Institute.

Ian Charles Davis is a non-executive director. Since 2004, Mr. Davis has served as chief financial officer of Pacific Star International Holding Company Limited, or Pacific Star, which is currently Greece's ninth largest independent shipping group by deadweight tonnage. While at Pacific Star, Mr. Davis was responsible for the negotiation, documentation and administration of approximately $650 million of on balance sheet finance. Between 2002 and 2004, Mr. Davis served as a shipping advisor to Hamburgische Landesbank, or HLB, London. While at HLB, Mr. Davis recruited to take over responsibility for an approximately $1 billion portfolio extended to the Greek market. From 2000 to 2002, Mr. Davis served as the head of Clarkson Financial Services Limited where as head of the financial services team he completed successful transactions of approximately $500 million. Between 1996 and 2000, Mr. Davis served as managing director of HDS Shipping Limited, or HDS. At HDS, Mr. Davis arranged deals in both the high-yield bond market and initial public offerings. Prior to working at HDS, Mr. Davis was a partner at Daniel Stewart & Company. Mr. Davis has held various other positions in the shipping industry. Mr. Davis graduated from Christ's College Cambridge in the United Kingdom in 1974 with first class honors. Mr. Davis was a research scholar in Ancient History between 1974 and 1977.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has determined that each of Messrs. Cleave, Davis and Ogilvy, constituting a majority of our board of directors, is independent under the Nasdaq Stock Market listing requirements and the rules and regulations promulgated by the SEC. We have established an audit committee comprised of three members, all of whom are independent, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Nigel Cleave, Bruce Ogilvy and Ian Davis. Mr. Davis serves as the chairman of our audit committee.

The audit committee is responsible for assisting our Board of Directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. The board of directors has determined that Mr. Ian Davis qualifies as an "audit committee financial expert" within the meaning of regulations adopted by the Commission.

We have established a compensation committee responsible for recommending to the board of directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the board of directors nominees for directors for appointment to board committees and advising the board with regard to corporate governance practices. The members of each of the compensation, nominating and corporate governance committees are Messrs. Cleave, Ogilvy, and Davis.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

We expect that the aggregate compensation that we will pay members of our senior management in 2007 will be approximately $1,410,000. This amount does not reflect an additional amount equal to 1.07 million euro, or $1.43 million, assuming a Euro to U.S. dollar exchange rate of €1.00:$1.337, in the aggregate, that will be paid to certain of our senior executive officers upon the completion of this offering. We paid aggregate compensation of approximately $176,000 to members of our senior management in 2006. Each of our non-employee directors will receive annual compensation in the aggregate amount of $30,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under "—Equity Incentive Plan". During 2006 we granted options to our Chief Executive Officer and other directors and officers and restricted Class A Common Shares to our directors and officers, other than our Chief Executive Officer, as described below under "—Equity Incentive Plan". We do not have a retirement plan for our officers or directors.

EQUITY INCENTIVE PLAN

We adopted an equity incentive plan, which we refer to as the plan, under which our officers, key employees and directors are eligible to receive equity awards. We have reserved a total of 1,500,000 shares of Class A Common Shares for issuance under the plan. Our board of directors administers the plan. Under the terms of the plan, our board of directors are able to grant new options exercisable at a price per Class A Class A Common Share to be determined by our board of directors but in no event less than fair market value of the Class A Common Share as of the date of grant. The plan also permits our board of directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. All options will expire ten years from the date of the grant. The plan will expire ten years from the completion of the private placement.

Upon the completion of our private placement on November 21, 2006, we granted our founder and Chief Executive Officer options to purchase an aggregate of 500,000 Class A Common Shares. Of these options, 250,000 vested immediately upon the closing of the private placement on November 21, 2006, and the balance will vest upon the completion of this offering, provided we raise gross proceeds of at least $50 million. We also granted our other executive officers and directors and to employees of Allseas options to purchase an aggregate of 70,000 of our Class A Common Shares, which vest ratably over a four year period from the date of grant. All of the options granted at the closing of the private placement have an exercise price of $12.00 per Class A Common Share.

We also granted an aggregate of 40,000 restricted Class A Common Shares to our executive officers and directors, other than our Chief Executive Officer, and to employees of Allseas upon the completion of the initial closing of our private placement on November 21, 2006, which also vest ratably over four years. In addition, our board of directors has approved the issuance of an additional 46,500 restricted Class A Common Shares to our directors, executive officers and certain employees of Allseas upon and subject to the completion of this offering.

EMPLOYMENT AND CONSULTING AGREEMENTS

We have entered into employment agreements with each of our founder and Chief Executive Officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas and our chief financial officer, Christopher Thomas for work performed in Greece. We have also entered into separate consulting agreements with companies owned by each of Messrs. Bodouroglou, Skrimizeas and Thomas and with our commercial development officer, Anthony Smith, for work performed outside of Greece.

In addition, our founder and Chief Executive Officer, Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a seven calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer. Entities also affiliated with Mr. Bodouroglou currently own or operate five additional vessels that have been offered to us in accordance with the procedures set forth above. Because these five vessels were built between 1979 and 1987, they do not meet the age characteristics that we seek to maintain for our fleet. As a result the committee of our independent directors did not exercise our right of first refusal over any of these vessels.

Principal and selling shareholders

The following table sets forth information regarding the owners of more than five percent of our Class A Common Shares as of the date of this prospectus and each of our shareholders that will sell Class A Common Shares in this offering if the underwriters exercise their over-allotment option. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each Class A Common Share held. Our Class B Common Shares do not have voting rights and will convert into Class A Common Shares on a one-for-one basis upon the completion of this offering, provided we raise gross proceeds to us of not less than $50.0 million.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, Class A Common Shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of May 31, 2007 (including warrants and options which will become exercisable upon the consummation of this offering, provided we raise gross proceeds to us of at least $50.0 million) are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Title of class	Identity of person or group	Shares owned before offering(2)	Percentage of class owned before offering(2)	Shares owned after offering assuming no exercise of over- allotment option(2)		Shares owned after offering assuming full exercise of over- allotment option(2)		Percentage of class after offering assuming no exercise of over- allotment option(2)	Percentage of class after offering assuming full exercise of over- allotment option(2)

Class A Common Shares, par value $0.001 per share	Michael Bodouroglou(1)	3,200,000	25.6%	5,203,288	(8)	5,203,288	(8)			%
	Trafelet Capital Management, LP(3)	3,600,000	29.7%	3,600,000						%
	Citigroup Global Markets Inc.(4)	2,400,000	20.1%	2,400,000						%
	Kenmont Investment Management L.P.(5)	1,260,000	10.7%	1,260,000						%
	Silver Point Capital Offshore Fund Ltd(6)	870,000	7.4%	870,000						%
	Silver Point Capital Fund, LP(7)	630,000	5.4%	630,000						%
Class B Common Shares, par value $0.001 per share	Michael Bodouroglou(1)	2,003,288	100.0%	—		—		—	—

(1)
Innovation Holdings, a company beneficially owned by our founder and Chief Executive Officer and members of his family, owns 2,250,000 Class A Common Shares and 450,000 Warrants. Innovation Holdings also owns 2,003,288 of our outstanding Class B Common Shares, which will convert into Class A Common Shares on a one-for-one basis upon completion of this offering and which are not reflected in Mr. Bodouroglou's holdings prior to this offering. Innovation Holdings has also been issued options to purchase an aggregate of 500,000 additional Common Shares for a purchase price of $12.00 per share, of which options to purchase 250,000 are immediately exercisable and 250,000 will become exercisable upon completion of this offering.

(2)
Includes Class A Common Shares issuable upon the exercise of outstanding Warrants and certain stock options which will become exercisable upon the completion of this offering, assuming that that we raise gross proceeds of not less than $50 million. Each warrant is for one Class A Common Share.

(3)
Delta Onshore, LP, a Delaware limited partnership, is the beneficial owner of 128,100 Class A Common Shares and 25,620 Warrants, Delta Institutional, LP, a Delaware limited partnership, is the beneficial owner of 1,016,100 Class A Common Shares and 203,220 Warrants, Delta Pleiades, LP, a Delaware limited partnership, is the beneficial owner of 126,600 Class A Common Shares and 25,320 Warrants and Delta Offshore, Ltd., a Cayman Islands limited company (together with Delta Onshore, LP, Delta Institutional, LP and Delta Pleiades, LP the "Trafelet Funds") is the beneficial owners of 1,729,200 Class A Common Shares and 345,840 Warrants. Trafelet Capital Management, LP is the investment advisor to each of the Trafelet Funds and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Trafelet Funds. Trafelet & Co LLC is the general partner of Trafelet Capital Management, LP and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Trafelet Funds. Mr. Remy W. Trafelet has sole investment and voting discretion over the Class A Common Shares and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Trafelet Funds.

(4)
Citigroup Global Markets Inc. is the beneficial owner of 2,000,000 Class A Common Shares and 400,000 Warrants and is a subsidiary of Citigroup Inc., a reporting company under the Securities Exchange Act of 1934, as amended.

(5)
Kenmont Special Opportunities Master Fund, L.P., is the beneficial owner of 735,000 Class A Common Shares and 147,000 Warrants, and Man Mac Miesque 10B Ltd. (together with Kenmont Special Opportunities Master Fund, L.P., the "Kenmont Funds") is the beneficial owner of 315,000 Class A Common Shares and 63,000 Warrants. Kenmont Investment Management L.P. is the investment advisor to each of the Kenmont Funds and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Kenmont Funds. KIP GP, LLC is the general partner of Kenmont Investment Management L.P. and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Kenmont Funds. Mr. Donald R. Kendall, Jr. has sole investment and voting discretion over the Class A Common Shares and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Kenmont Funds.

(6)
Silver Point Capital Offshore Fund Ltd. (the "Fund") is the beneficial owner of 725,000 Class A Common Shares and 145,000 Warrants. Silver Point Capital,  L.P. is the investment manager to the Fund and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund. Silver Point Capital Management, L.L.C. is the general partner of Silver Point Capital, L.P., and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund. Messers. Edward A. Mule and Robert J. O'Shea are each members of Silver Point Capital Management, L.L.C., and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund.

(7)
Silver Point Capital Fund L.P. (the "Fund") is the beneficial owner of 525,000 Class A Common Shares and 105,000 Warrants. Silver Point Capital, L.P. is the investment manager to the Fund and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund. Silver Point Capital Management, L.L.C. is the general partner of Silver Point Capital, L.P., and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund. Messers. Edward A. Mule and Robert J. O'Shea are each members of Silver Point Capital Management, L.L.C., and by virtue of such status may be deemed to be the beneficial owner of the Class A Common Shares held by the Fund.

(8)
Assumes the conversion of all 2,003,388 Class B Common Shares into Class A Common Shares upon the completion of this offering.

Related party transactions

COMMERCIAL AND TECHNICAL MANAGEMENT AGREEMENTS

We outsource the technical and commercial management of our vessels to Allseas pursuant to management agreements with an initial term of five years. Our founder and Chief Executive Officer, Mr. Bodouroglou, is the sole shareholder and managing director of Allseas. These agreements automatically extend to successive five year terms, unless, in each case, at least one year's advance notice of termination is given by either party. We are obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of 1.00:1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee will be adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. We also pay Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas will also earn a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement. Management fees were $170,750 and $353,467 for the period from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007, respectively. As at December 31, 2006, the chartering and vessel commissions incurred and due to Allseas amounted to $6,661 and $825,000, respectively. For the three months ended March 31, 2007, chartering and vessels commissions incurred were $164,827 and $583,500, respectively, and $4,383 of such commissions were due to Allseas at March 31, 2007.

RIGHT OF FIRST REFUSAL

Our founder and Chief Executive Officer, Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a seven calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

ACQUISITION OF BLUE SEAS AND DEEP SEAS

We purchased the Blue Seas and the Deep Seas from corporate entities controlled by our founder and Chief Executive Officer, Mr. Bodouroglou. The purchase price that we paid for these two vessels is equal to the price paid by the affiliated seller. We also reimbursed approximately $0.40 million to those entities for pre-delivery expenses. The amount paid over and above the carrying value of these vessels in the books of our affiliated entities at the date purchased by us is treated as a deemed dividend to Innovation Holdings as explained below. We purchased the remaining four vessels in our initial fleet from unaffiliated third parties. We did not pay Allseas a 1% fee with respect to our acquisition of these two vessels, although we paid Allseas a 1% fee, which is approximately $1.4 million, with respect to the acquisition of the other four vessels in our initial fleet.

REGISTRATION RIGHTS AGREEMENT

In connection with the Class A Common Shares and Warrants sold in the private placement, we agreed to register for resale on a shelf registration statement under the Securities Act and applicable state securities laws, up to 2,250,000 of our Class A Common Shares and 450,000 Warrants held by Innovation Holdings 12 months following the registration of our Class A Common Shares issued in the private placement. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

LEASE OF OFFICE SPACE

We lease office space in Athens, Greece from an unaffiliated third party pursuant to a lease agreement that had an initial term that was scheduled to expire on September 30, 2006 and has been extended to September 30, 2007 at a rate of 7,200 Euros per year. The lease agreement was originally entered into between the third party lessor and Allseas. Pursuant to a tripartite agreement that we have entered into with the lessor and Allseas, we have agreed to assume the rights and obligations under the lease agreement.

DEEMED DIVIDEND

The vessels purchased from our affiliated entities are reflected in our financial statements using the historical carrying value since the transaction was between parties under common control. The amount paid for these acquisitions in excess of the carrying value on the books of our affiliated entities of $2.9 million is treated as a deemed dividend to Innovation Holdings at the date of delivery to us.

Registrar and transfer agent

The registrar and transfer agent for our common shares is Computershare Trust Company.

Shares eligible for future sale

Upon completion of this offering, we will have                           Class A Common Shares outstanding and warrants to purchase 2,299,531 Class A Common Shares outstanding. Of these shares, the                           Class A Common Shares sold in this offering, or                           Class A Common Shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act. 9,247,656 of these Class A Common Shares and 1,849,531 Class A Common Shares underlying the Warrants have been registered with the SEC for resale on a shelf registration statement which the SEC declared effective on July 16, 2007. In addition, 2,003,288 of these Class A Common Shares that will not be freely transferable upon completion of this offering will be held by Innovation Holdings and represent Class A Common Shares issued upon the conversion of the Class B Common Shares it currently holds on a one-for-one basis upon the completion of this offering. Innovation Holdings has certain rights to require us to register under the Securities Act these 2,003,288 Class A Common Shares, the 2,250,000 Class A Common Shares that it purchased in connection with our private placement in the fourth quarter of 2006 and Warrants to purchase 450,000 of our Class A Common Shares and the underlying Class A Common

Shares issuable upon exercise of the Warrants, as described below under "—Resale Registration Statement and Registration Rights."

Immediately after the completion of this offering, Innovation Holdings and certain existing shareholders will own 4,253,288 Class A Common Shares which were acquired in the private placement not involving a public offering and these shares are therefore treated as "restricted shares" for purposes of Rule 144. The securities held by our existing shareholders will be subject to the underwriters' 180-day lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons whose common shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding Class A Common Shares, which will be approximately                           shares immediately after completion of this offering, or (ii) an amount equal to the average weekly reported volume of trading in common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, the existing holders of all of our Class A Common Shares and Warrants, including the selling shareholders, and each of our officers and directors, have entered into agreements with the underwriters which, subject to certain exceptions, generally restrict us, our officers, directors and such shareholders and warrant holders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our common shares, any options or warrants to purchase our Class A Common Shares or any security that is convertible into or exercisable or exchangeable for our Class A Common Shares and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of UBS Securities LLC and Morgan Stanley & Co. Incorporated. However, UBS Securities LLC and Morgan Stanley & Co. Incorporated may, in their sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements. UBS Securities LLC and Morgan Stanley & Co. Incorporated have no existing agreements to release the lock-up restrictions prior to the expiration of the lock-up period.

As a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days after the date of this prospectus	Number of Class A Common Shares eligible for sale	Comment

Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days(1)	4,253,288	Lock-up released

(1)
Assuming the lock-up period is not extended or terminated early in accordance with the terms of the lock-up agreements.

No prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our Class A Common Shares prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A Common Shares in the public market, including shares issued upon the exercise of options that have or may be granted under our equity incentive plan, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

RESALE REGISTRATION STATEMENT AND REGISTRATION RIGHTS

On July 16, 2007 a shelf registration statement covering the resale of 11,097,187 of our Class A Common Shares and 1,849,531 of our Warrants was declared effective by the SEC. Pursuant to the registration rights agreement we entered into in connection with our private placement in the fourth quarter of 2006, which was subsequently amended on June 19th, 2007, we agreed to use our reasonable best efforts to keep such shelf registration statement effective until the earlier of November 21, 2008, two years after the closing of the private placement, or such time as all of the applicable securities have been resold thereunder.

We have agreed to register for resale on a shelf registration statement under the Securities Act, up to 4,253,288 of our Class A Common Shares and 450,000 warrants, as well as the 450,000 Class A Common Shares underlying these warrants, held by Innovation Holdings 12 months following the registration of our Class A Common Shares. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

STOCK OPTIONS

As of the date of this prospectus, options to purchase a total of 570,000 Class A Common Shares under our equity incentive plan were outstanding and 250,000 were exercisable. Options exercisable for an additional 250,000 of those Class A Common Shares will become exercisable upon the closing of this offering. As of the date of this offering, all of the shares issuable upon the exercise of options would be subject to the underwriters' 180-day lock-up agreements upon issuance. As of the date of this prospectus, an additional 930,000 Class A Common Shares were available for future option grants under our equity incentive plan. On May 15, 2007, our board of directors approved an award to our directors, executive officers and employees of Allseas of an aggregate of 46,500 restricted Class A common shares, 50% vesting on the first anniversary of issuance and 50% vesting on the second anniversary of issuance, contingently issuable upon completion of this offering, provided we raise gross proceeds to us of at least $50.0 million.

Description of our capital stock

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITAL STOCK

Under our amended and restated articles of incorporation our authorized capital stock consists of 120 million Class A Common Shares, par value $0.001 per share, of which 11,537,656 shares are issued and outstanding, and five million Class B Common Shares, par value $0.001 per share, of which 2,003,288 shares are issued and outstanding, and 25 million shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. Upon closing of this offering assuming it results in gross proceeds to us of $50.0 million all Class B Common Shares will convert into Class A Common Shares on a one-for-one basis.

Class A Common Shares

Each outstanding Class A Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A Common Shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A Common Shares are entitled to receive pro rata our remaining assets available for distribution. Holders of Class A Common Shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of Class A Common Shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

We intend to pay quarterly dividends to the holders of our Class A Common Shares in February, May, August and November of each year in amounts substantially equal to the charter hire received by us under the charters for our vessels during the preceding calendar quarter, less expenses for that quarter, principally vessel operating expenses (including management fees), debt service and maintenance expenses and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

Class B Common Shares

Our Class B common shares will convert into Class A Common Shares upon the completion of this offering assuming we raise gross proceeds to us of at least $50 million. None of our outstanding Class B Common Shares have voting rights. Upon our liquidation, the assets available for distribution to shareholders, if any, shall be paid to holders of our Class A Common Shares up to the full amount of their purchase price, and thereafter to holders of our Class B Common Shares in an amount equal to each Class B Common Shares' par value. Thereafter the Class B Common Shares receive no further distributions, and any remaining assets, available for distribution shall be paid to the holders of the Class A Common Shares. We have declared, but have not paid, a dividend of $0.4375 per Class B Common Share which amounts will be paid by us upon conversion of the Class B Common Shares upon completion of this offering. On June 26, 2007 our board of directors declared a special dividend in the amount of $0.60 per existing Class A and Class B Common Share payable to shareholders of record on July 2, 2007.

Upon the earlier of a change of control, as defined in our amended and restated articles of incorporation, or the completion of this offering, provided we raise gross proceeds to us of at least $50 million, our outstanding Class B Common Shares will automatically convert into Class A Common Shares on a one-for-one basis. Any Class B Common Shares not converted into Class A Common Shares shall be cancelled and any accrued but unpaid dividends thereon will be forfeited.

Preferred stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

–>
the designation of the series;

–>
the number of shares of the series;

–>
the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

–>
the voting rights, if any, of the holders of the series.

Warrants

The following is a summary of certain provisions of our Warrants. The following summary of the terms of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in the warrant agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

  General

One-fifth of one Warrant was issued together with one of our Class A Common Shares in each unit offered in the private placement in the fourth quarter of 2006. Each Warrant entitles its holder to purchase one Class A Common Share at an exercise price of $10.00 per share in cash. The Warrants become exercisable upon the closing of a public offering for our Class A Common Shares that we may conduct in the future resulting in gross proceeds to us of at least $50 million, which we refer to as a qualified public offering, and may be exercised at any time thereafter until its expiration. Each Warrant will expire on November 21, 2011. In the event we consummate a qualified public offering in which the offering price per Class A Common Share is less than $10.00 per share, then the exercise price of each Warrant will be reset to the offering price per Class A Common Shares in such qualified public offering. The Warrants do not provide for cashless exercises.

Holders of the Warrants have no right to vote on matters submitted to our shareholders and have no right to receive dividends. Holders of Warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or winding up.

  Merger or liquidation of the company

In the event of any merger, consolidation or other combination of our company with another entity, provision must be made for Warrant holders to receive, upon the exercise of Warrants and in lieu of Class A Common Shares, such cash, securities or assets as would be issued or paid in respect of

Class A Common Shares upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, upon the exercise of such Warrants, each Warrant holder shall be entitled to share, with respect to the Class A Common Shares issued upon exercise of his Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Class A Common Shares. Warrant holders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered.

  Anti-dilution

The number of Class A Common Shares issuable upon exercise of a Warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in:

–>
shares of the Company's capital stock (including Class A Common Shares);

–>
options, Warrants or rights to purchase, or securities convertible into or convertible or exercisable for, shares of common stock or other securities or property of the Company at an exercise price below fair market value; or

–>
evidences of indebtedness or assets of the Company.

An adjustment will also be made in the event of a combination, subdivision or reclassification of the Class A Common Shares. Adjustments will also be made in the event that we consummate any equity offering prior to the consummation of a qualified public offering. In addition, adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be more than one percent.

  Reservation of shares

We have authorized and reserved for issuance and will at all times reserve and keep available such number of Class A Common Shares as will be issuable upon the exercise of all outstanding Warrants. Such Class A Common Shares, when paid for and issued, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

DIRECTORS

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our current amended and restated bylaws require our board of directors to consist of at least three members. Our board of directors consists of five members. Our current amended and restated bylaws may be amended by holders of at least 70% our Class A Common Shares or by the vote of 66 2/3% of our entire board of directors.

Each director shall be elected annually on a staggered basis, and shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of the board of directors or the president of the Company. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS' DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors upon the completion of this offering, with each class as nearly equal in number as possible, serving staggered three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

–>
any person who is the beneficial owner of 20% or more of our outstanding voting stock; or

–>
any person who is our affiliate or associate and who held 20% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

–>
certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

–>
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a consolidated basis, or the aggregate value of all of our outstanding stock;

–>
certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

–>
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

–>
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

–>
before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

–>
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

–>
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interest shareholder;

–>
the shareholder was or became an interested shareholder prior to the closing of this offering;

–>
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

–>
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)
a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either that aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)
a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Marshall Islands company considerations

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands			Delaware
Shareholder Meetings
–>	Held at a time and place as designated in the bylaws		–>	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
–>	May be held within or without the Marshall Islands		–>	May be held within or without Delaware
–>	Notice:		–>	Notice:
–>
		Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		–>
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	–>	A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		–>	Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholders' Voting Rights
–>	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote		–>	With limited exceptions, shareholders may act by written consent to elect directors
–>	Any person authorized to vote may authorize another person or persons to act for him by proxy		–>	Any person authorized to vote may authorize another person or persons to act for him by proxy

–>
	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	–>
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
–>	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders	–>	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders
–>	The articles of incorporation may provide for cumulative voting in the election of directors	–>	The certificate of incorporation may provide for cumulative voting
–>	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting	–>
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting
–>
	Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting	–>
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote
–>
	Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation	–>
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting
–>
	Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation	–>
Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides

Directors
–>	Board must consist of at least one member		–>	Board must consist of at least one member
–>	Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board		–>	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors
–>
	If the board is authorized to change the number of directors, it can only do so by majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director		–>	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate
–>	Removal:		–>	Removal:
	–>	Any or all of the directors may be removed for cause by vote of the shareholders		–>	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides
	–>	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders		–>	In the case of a classified board, shareholders may effect removal of any or all directors only for cause
Dissenters' Rights of Appraisal
–>	Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		–>	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
–>
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	–>	Alters or abolishes any preferential right of any outstanding shares having preference; or
	–>	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	–>	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

	–>	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder's Derivative Actions
–>
	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law		–>
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law
–>	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort		–>
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)
–>	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands
–>	Reasonable expenses including attorney's fees may be awarded if the action is successful
–>
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

Material U.S. and Marshall Islands income tax considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the Class A Common Shares. This discussion does not purport to deal with the tax consequences of owning Class A Common Shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Class A Common Shares, may be subject to special rules. This discussion deals only with holders who hold the common stock as capital assets. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Class A Common Shares.

MARSHALL ISLANDS TAX CONSIDERATIONS

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our Class A Common Shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code, or Section 883. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Paragon Shipping Inc. and its subsidiaries on a consolidated basis.

United States federal income taxation of our company

Taxation of operating income: in general

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of operating income from United States federal income taxation

Under Section 883, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

–>
we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either:

–>
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified stockholders," individuals who are (i) "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the "50% Ownership Test," or

–>
our Class A Common Shares are "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Prior to the offering, we may have difficulty satisfying the 50% Ownership Test. Accordingly, we do not anticipate that we will qualify for the benefits of Section 883 for 2007.

After the offering, due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Nasdaq Global Market is an "established securities market" for purposes of the Publicly-Traded Test. Therefore, our Class A Common shares will be traded on an "established securities market" for any taxable year which they are traded on the Nasdaq Global Market for more than half the days of the taxable year.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After the offering, we anticipate that our Class A Common Shares which will be our sole class of issued and outstanding stock that is publicly traded will be "primarily traded" on the Nasdaq Global Market.

Under the regulations, our stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our Class A Common Shares, which will be the sole class of stock that will be publicly traded after this offering, will be listed on the Nasdaq Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our Class A Common Shares will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our Class A Common Shares, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our Class A Common Shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our Class A Common Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," to identify persons who have a 5% or more beneficial interest in our Class A Common Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We anticipate that the actual and constructive ownership of our Class A Common Shares for 2008 and subsequent taxable years will be such that either (i) our 5% Stockholders will not actually or constructively own 50% or more of our Class A Common Shares for more than half the during such year or (ii) we will be able to establish that sufficient Class A Common Shares within our closely-held block of shares are owned, actually or constructively, by qualified shareholders so that we will not be subject to the 5% Override Rule. Therefore, we believe that we may be able to establish our eligibility for the benefits of Section 883 for 2008 and subsequent taxable years. However, our eligibility for the benefits of Section 883 is subject to circumstances beyond our control. For example, our qualified stockholders may have to satisfy certain substantiation requirements. Mr. Bodouroglou, who is expected to own     % of our outstanding Class A common shares, has agreed to comply, and to cause Innovation Holdings to comply, with these substantiation requirements. Notwithstanding this agreement we can give no assurances on our tax-exempt status or that of any of our subsidiaries for any such year.

Taxation in absence of exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

–>
We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

–>
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States federal income taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of Class A Common Shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Class A Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Class A Common Shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our Class A Common Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his Class A Common Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Class A Common Shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

After this offering, our Class A Common Shares will be listed on NASDAQ, which is an established securities market in the United States. Therefore, dividends paid on our Class A Common Shares after this offering to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (2) the U.S. Individual Holder has owned the Class A Common Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Class A Common Shares become ex-dividend. There is no assurance that any dividends paid on our Class A Common Shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of Class A Common Shares paid by us. If we pay an "extraordinary dividend" on our Class A Common Shares and such dividend is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such Class A Common Shares will be treated as long-term capital loss to the extent of such dividend.

Sale, exchange or other disposition of Class A Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Class A Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive foreign investment company status and significant tax consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our Class A Common Shares, either:

–>
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

–>
at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income (including cash).

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Alternatively, we intend to rely upon the "start-up exception" to the PFIC rules to avoid being characterized as a passive foreign investment company in 2006. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder may, if our Class A Common Shares come to be traded on an "established securities market", be able to make a "mark-to-market" election with respect to our Class A Common Shares, as discussed below.

Taxation of U.S. Holders making a timely QEF election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the Class A Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Class A Common Shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Class A Common Shares. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder may not make a QEF election with respect to its ownership of a Warrant.

Taxation of U.S. Holders making a "mark-to-market" election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our Class A Common Shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our Class A Common Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Prior to this offering, our stock will not be treated as "marketable stock" for this purpose. After this offering, our Class A Common Shares will be listed on the Nasdaq Global Market which is an established securities market. Therefore, we believe that, after the offering, our Class A Common Shares will be treated as "marketable stock" for this purpose. If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Class A Common Shares at the end of the taxable year over such holder's adjusted tax basis in the Class A Common Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Class A Common Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his Class A Common Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Class A Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Class A Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Class A Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Class A Common Shares), and (2) any gain realized on the sale, exchange or other disposition of our Class A Common Shares. Under these special rules:

–>
the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the Class A Common Shares;

–>
the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

–>
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Class A Common Shares. If a Non-Electing Holder who is an individual dies while owning our Class A Common Shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States federal income taxation of "Non-U.S. Holders"

A beneficial owner of Class A Common Shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Class A Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our Class A Common Shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, exchange or other disposition of Class A Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Class A Common Shares, unless:

–>
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

–>
the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the Class A Common Shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup withholding and information reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

–>
fail to provide an accurate taxpayer identification number;

–>
are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

–>
in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your Class A Common Shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your Class A Common Shares or Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your Class A Common Shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

We encourage each shareholder to consult with his, her or its own tax advisor as to the particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

Underwriting

We are offering the Class A common shares described in this prospectus through the underwriters named below. UBS Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of Class A common shares listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Morgan Stanley & Co. Incorporated.
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our Class A common shares and the Class A common shares to be sold by the selling shareholders upon the exercise of the over-allotment option, if any, are offered subject to a number of conditions, including:

–>
receipt and acceptance of our Class A common shares by the underwriters; and

–>
the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our Class A common shares, but that they are not obligated to do so and may discontinue making a market at any time without notice. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We and the selling shareholders have granted the underwriters an option to buy up to an aggregate of             additional Class A common shares. We will sell              of the shares subject to this option and the selling shareholders will sell an aggregate of             of the shares subject to this option. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the Class A common shares being offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                           shares.

	Paid by us		Paid by selling shareholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$—	$		$
Total	$	$	$—	$		$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the holders of all of our outstanding Class A Common Shares, including the selling shareholders, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Morgan Stanley & Co. Incorporated, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common shares or securities convertible into or exchangeable for our Class A common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 180-day period and ends on the last day of the foregoing 180-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 180-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. These restrictions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts or to trusts established for the benefit of such persons; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive. At any time and without public notice, UBS Securities LLC and Morgan Stanley & Co. Incorporated may, in their sole discretion, release all or some of the securities from these lock-up agreements. UBS Securities LLC and Morgan Stanley & Co. Incorporated have no existing agreements to release these restrictions prior to the expiration of the lock-up period.

In addition, during the lock-up period, we have agreed not to file any registration statement relating to, and each of our executive officers, directors and the aforementioned stockholders have agreed not to make any demand for, or exercise any right relating to, the registration of any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares, including our warrants, without the prior written consent of UBS Securities LLC and Morgan Stanley & Co. Incorporated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. The selling shareholders have also agreed to indemnify the underwriters in connection with the exercise by the underwriters of the over-allotment option, or will contribute to payments the underwriters may be required to make.

Certain of the selling shareholders may be deemed to be an "underwriter" within the meaning of the Securities Act and may be subject to certain statutory liabilities of the Securities Act and the Exchange Act.

NASDAQ GLOBAL MARKET LISTING

We are applying to have our Class A common shares listed on the Nasdaq Global Market under the symbol "PRGN."

PRICE STABILIZATIONS, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common shares including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common shares while this offering is in progress. These transactions may also include making short sales of our Class A common shares, which involves the sale by the underwriters of a greater number of shares of our Class A common shares than they are required to purchase in this offering, and purchasing our Class A common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our Class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to the representatives;

–>
our history and prospects, and the history and prospects of the industry in which we compete;

–>
our past and present financial performance and an assessment of our management;

–>
our prospects for future earnings and cash flow;

–>
the present state of our development;

–>
the general condition of the securities markets at the time of this offering;

–>
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

–>
other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters or their respective affiliates have in the past performed investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Cantor Fitzgerald & Co., one of the underwriters in this offering, acted as an initial purchaser in our private placement in the fourth quarter of 2006, for which services it received 60,900 Class A common shares and 12,180 warrants on November 21, 2006 and 4,080 Class A common shares and 816 warrants on December 18, 2006, which securities it currently owns, as well as additional compensation in the form of discounts and commissions. An affiliate of Morgan Stanley & Co. Incorporated, one of the underwriters in this offering, is currently the charterer of two of the vessels in our fleet. See "Business—Chartering."

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the Class A common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Class A common shares to the public in that Relevant Member State at any time:

–>
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

–>
to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

–>
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France.    No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Class A common shares that has been approved by the Autorité des marchés financiersor by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Class A common shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D.411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Class A common shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Class A common shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom.    Each underwriter acknowledges and agrees that:

–>
it has not offered or sold and will not offer or sell the Class A common shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Class A common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by us;

–>
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

–>
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A common shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy.    The offering of the Class A common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, each underwriter has acknowledged and agreed that the Class A common shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the Class A common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522") or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Class A common shares or distribution of copies of this prospectus or any other document relating to the Class A common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Class A common shares in the offering is solely responsible for ensuring that any offer or resale of the Class A common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Legal matters

The validity of the Class A Common Shares and certain other matters relating to United States Federal income tax considerations and to Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

Experts

The financial statements of Paragon Shipping Inc., as of December 31, 2006, and for the period from inception (April 26, 2006) to December 31, 2006, included in this prospectus, have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus entitled "Prospectus Summary" and "The International Drybulk Shipping Industry" have been reviewed by Drewry Shipping Consultants Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirements of the Securities and Exchange Commission. We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under Nasdaq rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Drybulk shipping industry data

The discussions contained under the heading "The International Drybulk Shipping Industry" have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping market as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Other expenses of issuance and distribution

We estimate the expenses in connection with the distribution of our Class A Common Shares in this offering, other than underwriting discounts and commissions, will as set forth in the table below. We will be responsible for paying all expenses associated with this offering.

SEC Registration Fee	$6,179.00
Printing and Engraving Expenses	100,000.00
Legal Fees and Expenses	250,000.00
Accountants' Fees and Expenses	700,000.00
Nasdaq Entry Fee	100,000.00
NASD Fee	20,625.00
Blue Sky Fees and Expenses	20,000.00
Transfer Agent's Fees and Expenses	10,000.00
Miscellaneous Costs	43,196.00

Total	$1,250,000.00

Enforceability of civil liabilities

Paragon Shipping Inc. is a Marshall Islands company and our principal executive offices are located outside of the United States in Athens, Greece. All of our directors, officers and some of the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

Glossary of shipping terms

The following are definitions of certain terms that are commonly used in the shipping industry.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.    A voyage during which the ship is not laden with cargo.

Bareboat charter.    A charter of a ship under which the ship-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.    Fuel oil used to operate a vessel's engines, generators and boilers.

Capesize.    A drybulk carrier with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.    The company that hires a vessel pursuant to a charter.

Charter hire.    Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate.    The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel's charter hire.

Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Clean products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

Container vessel.    Vessels which are specially designed and built to carry large numbers of containers.

Contract of affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or "dwt."    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

Drybulk.    Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers.    Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Freight.    Money paid to the ship-owner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax.    Handymax vessels have a cargo carrying capacity of approximately 30,000 to 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.    Handysize vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate survey.    The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton.    A unit of weight equal to 1,000 kilograms.

Newbuilding.    A new vessel under construction or just completed.

Off-hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.    Oil Pollution Act of 1990 of the United States (as amended).

Orderbook.    The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Panamax.    Panamax vessels have a cargo carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Petroleum products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Period charter.    A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Pools.    Arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contracts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Product tanker.    A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity (or P&I) insurance.    Insurance obtained through mutual associations (called "Clubs") formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single hull.    A hull construction design in which a vessel has only one hull.

Sister ships.    Vessels of the same type and specification which were built by the same shipyard.

SOLAS.    The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Strict liability.    Liability that is imposed without regard to fault.

Special survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TCE.    Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip time charter.    A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under time charter and voyage charter.

Ton.    See "Metric ton."

Vessel operating expenses.    The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the vessel-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm
Consolidated balance sheet as of December 31, 2006 and March 31, 2007 (unaudited)
Consolidated statement of operations for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited)
Consolidated statement of shareholders' equity for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited)
Consolidated statement of cash flows for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited)
Notes to the consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheet of Paragon Shipping Inc (the "Company") as of December 31, 2006 and the related consolidated statements of income, shareholder's equity, and cash flows for the period from April 26, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from April 26, 2006 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 25, 2007, except for Note 18(a) as to which the date is May 7, 2007, Note 18(f) as to which the date is May 10, 2007, Note 18 (c) and (e) as to which the date is May 15, 2007, Note 18 (b) as to which the date is May 17, 2007, Note 18(d) as to which the date is June 6, 2007, Note 18(h) as to which the date is June 26, 2007, and Note 18(g) as to which the date is July 16, 2007.

Paragon Shipping Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and March 31, 2007 (unaudited)

(Expressed in United States Dollars)

		December 31, 2006	March 31, 2007	Pro forma

			(unaudited)	(unaudited)
				Note 18
Assets
Current assets
Cash and cash equivalents		32,331,848	11,982,033	11,982,033
Other receivables	Note 3	876,537	66,336	66,336
Due from management company	Note 7	—	1,240,681	1,240,681
Inventories		201,659	406,170	406,170

Total current assets		33,410,044	13,695,220	13,695,220

Fixed assets
Office equipment, net of accumulated depreciation		2,767	2,085	2,085
Advances for vessel acquisitions		2,963,391	—	—
Vessels at cost		152,554,289	211,629,623	211,629,623
Less: accumulated depreciation		(1,066,527)	(4,195,041)	(4,195,041)

Total fixed assets	Note 4	154,453,920	207,436,667	207,436,667

Other assets	Note 5	375,895	450,168	450,168
Restricted cash		—	3,010,000	3,010,000

Total Assets		188,239,859	224,592,055	224,592,055

Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		650,064	1,507,888	1,507,888
Accrued expenses	Note 6	1,099,918	1,001,238	1,001,238
Due to management company	Note 7	1,741,872	—	—
Interest rate swap	Note 11	117,965	206,536	206,536
Deferred revenue from the valuation of charter agreement	Note 8	123,750	67,500	67,500
Dividends payable		—	—	14,048,729
Deferred income	Note 9	516,056	1,517,772	1,517,772

Total current liabilities		4,249,625	4,300,934	18,349,663
Long-term debt	Note 10	77,437,500	108,250,000	108,250,000
Obligations for warrants	Note 12	10,266,969	9,898,647	9,898,647

Total long-term liabilities		87,704,469	118,148,647	118,148,647

Total Liabilities		91,954,094	122,449,581	136,498,310

Commitments and Contingencies	Note 17
Shareholders' equity:
Preferred shares: $0.001 par value, 25,000,000 authorized, none issued, none outstanding at December 31, 2006 and March 31, 2007
Class A Common Shares, $0.001 par value; 120,000,000 authorized 11,497,656 issued and outstanding at December 31, 2006 and at March 31, 2007 (unaudited)	Note 12	11,498	11,498	11,498
Class B Common shares, $0.001 par value; 5,000,000 authorized, 2,003,288 issued and outstanding at December 31, 2006 and at March 31, 2007 (unaudited)	Note 12	2,003	2,003	2,003
Additional paid-in capital		98,738,185	98,780,368	98,780,368
(Accumulated deficit)/retained earnings		(2,465,921)	3,348,605	(10,700,124)

Total shareholders' equity		96,285,765	102,142,474	88,093,745

Total Liabilities and Shareholders' Equity		188,239,859	224,592,055	224,592,055

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

For the period from inception (April 26, 2006) to December 31, 2006 and the three months ended March 31, 2007 (unaudited)

		Period from inception (April 26, 2006) to December 31, 2006	Three months ended March 31, 2007 (unaudited)

		(Expressed in United States Dollars)
Revenue
Time charter revenue		4,949,426	13,538,554
Less: commissions		220,266	663,549

Net Revenue		4,729,160	12,875,005

Expenses
Voyage expenses		18,970	38,056
Vessels operating expenses	Note 14	559,855	1,706,239
Management fees charged by a related party	Note 7	170,750	353,467
Depreciation	Note 4	1,066,527	3,129,196
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $42,183 for the three months ended March 31, 2007 (unaudited)	Note 15	1,782,429	548,094

Operating Income		1,130,629	7,099,953

Other Income (Expenses)
Interest and finance costs		(951,798)	(1,716,186)
Unrealized loss on interest rate swap		(117,965)	(88,571)
Interest income		404,409	151,783
Gain from the change in fair value of warrants	Note 12	—	368,322
Foreign currency losses		(3,511)	(775)

Total Other Expenses, net		(668,865)	(1,285,427)

Net Income		461,764	5,814,526
Income allocable to Class B common shares		(259,036)	(862,767)

Income available to Class A common shares		202,728	4,951,759

Earnings per Class A common share, basic	Note 16	$0.14	$0.43
Earnings per Class A common share, diluted	Note 16	$0.14	$0.43
Earnings per Class B common share, basic and diluted	Note 16	$0.00	$0.00
Weighted average number of Class A Common Shares, basic	Note 16	1,441,887	11,497,656
Weighted average number of Class A Common Shares, diluted	Note 16	1,442,639	11,504,486
Weighted average number of Class B common shares, basic and diluted	Note 16	1,842,381	2,003,288

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the period from inception (April 26, 2006) to December 31, 2006 and the three months ended March 31, 2007 (unaudited)

	Class A Shares		Class B Shares
					Additional Paid-in Capital	(Accumulated deficit)/ retained earnings
	Number of Shares	Par Value	Number of Shares	Par Value			Total

	(Expressed in United States Dollars)
Balance at inception (April 26, 2006)
Issuance of Class A common shares through private placement	9,062,000	9,062			82,516,573		82,525,635
Issuance of Class A common shares issued to initial purchasers	185,656	186			1,690,770		1,690,956
Class A common shares offering costs					(7,444,622)		(7,444,622)
Issuance of Class B common shares			2,003,288	2,003	7,997		10,000
Issuance of Class A common shares to Innovation Holdings SA	2,250,000	2,250			20,490,750		20,493,000
Share based compensation					1,476,717		1,476,717
Deemed ddividend						(2,927,685)	(2,927,685)
Net income						461,764	461,764

Balance, December 31, 2006	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Share based compensation (unaudited)					42,183		42,183
Net Income (unaudited)						5,814,526	5,814,526

Balance, March 31, 2007 (unaudited)	11,497,656	11,498	2,003,288	2,003	98,780,368	3,348,605	102,142,474

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from inception (April 26, 2006) to December 31, 2006 and the three months ended March 31, 2007 (unaudited)

	For the period from inception (April 26, 2006) to December 31, 2006	For the three months ended March 31, 2007 (unaudited)

	(Expressed in United States Dollars)
Cash Flows from Operating Activities
Net Income	461,764	5,814,526
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,066,527	3,129,196
Amortization of deferred revenue from the valuation of charter agreement	(41,250)	(306,000)
Amortization of financing costs	3,292	34,197
Share based compensation	1,476,717	42,183
Unrealized loss on interest rate swap	117,965	88,571
Gain from the change in fair value of warrants	—	(368,322)
Changes in assets and liabilities
(Increase)/decrease in other receivables	(51,537)	810,201
Increase in due from management company	—	(1,240,681)
Increase in inventories	(201,659)	(204,511)
Increase in other assets	(2,051)	—
(Decrease)/increase in trade accounts payable	(166,801)	857,824
Increase/(decrease) in accrued expenses	116,954	(98,680)
Decrease in due to management company	(1,674,085)	(1,741,872)
Increase in deferred income	516,056	1,001,716

Net cash from operating activities	1,621,892	7,818,348

Cash flows from investing activities
Purchase of office equipment	(2,767)	—
Acquisition of vessels and capital expenditures	(152,554,289)	(56,111,943)
Deferred revenue from the valuation of charter agreement	165,000	249,750
Restricted cash		(3,010,000)
Advances for vessel acquisition	(2,963,391)	—

Net cash used in investing activities	(155,355,447)	(58,872,193)

Cash flows from financing activities
Proceeds from long term debt	125,937,500	30,812,500
Repayment of long-term debt	(48,500,000)	—
Payment of financing costs	(377,136)	(108,470)
Contribution of capital to Elegance and Icon	21,694,942	—
Return of capital to shareholders of Elegance and Icon	(21,694,942)	—
Proceeds from the issuance of units	113,120,186	—
Proceeds from the issuance of Class B common shares	10,000	—
Class A common share offering costs	(4,125,147)	—

Net cash from financing activities	186,065,403	30,704,030

Net increase/(decrease) in cash and cash equivalents	32,331,848	(20,349,815)

Cash and cash equivalents at the beginning of the period	—	32,331,848

Cash and cash equivalents at the end of the period	32,331,848	11,982,033

Supplemental disclosure of cash flow information
Cash paid during the period for interest	—	1,543,765
Supplemental disclosure of non-cash investing and financing activities
Commissions due for the acquisition of the vessels (Note 3)	$825,000	—
Commissions due to management company	$825,000	—
Accrued offering costs	$982,964	—
Offering costs payable	$480,137	—
Deemed dividend	$2,927,685	—

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1. Basis of presentation and general information

The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly owned subsidiaries listed below (collectively the "Company"). Paragon Shipping Inc. is a private company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

On November 15, 2006 Paragon Shipping Inc. acquired all outstanding shares of five of the vessel owning subsidiary companies immediately upon incorporation and on December 21, 2006 acquired all outstanding shares of a sixth vessel owning subsidiary company immediately upon incorporation, which are all listed below.

(a)
Trade Force Shipping S.A. ("Trade Force") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Island flag 72,891 dwt (built 1999), bulk carrier "Deep Seas", which was delivered to the Company on December 28, 2006 from Elegance Shipping Limited, a related party. Elegance Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Deep Seas from an unrelated party on October 12, 2006.

(b)
Camelia Navigation S.A. ("Camelia") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 45,654 dwt (built 1995) bulk carrier "Blue Seas", which was delivered to the Company on December 28, 2006 from Icon Shipping Limited, a related party. Icon Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Blue Seas from an unrelated party on October 4, 2006.

(c)
Frontline Marine Co. ("Frontline") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 74,047 dwt (built 1999) bulk carrier "Calm Seas", which it took delivery from an unrelated party on December 28, 2006.

(d)
Fairplay Maritime Ltd. ("Fairplay") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 72,493 dwt (built 1999) bulk carrier "Kind Seas", which it took delivery from an unrelated party on December 21, 2006.

(e)
Explorer Shipholding Limited. ("Explorer") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 46,640 dwt (built 1995) bulk carrier "Clean Seas", which it took delivery from an unrelated party on January 8, 2007.

(f)
Opera Navigation Co. ("Opera") incorporated in the Marshall Islands on December 21, 2006, owner of the Liberian flag 43,222 dwt (built 1995) bulk carrier "Crystal Seas", which it took delivery from an unrelated party on January 10, 2007.

On January 1, 2007 the Company acquired all outstanding shares of Epic Investments Inc. ("Epic"), a company incorporated in the Marshall Islands, for no consideration, as shares had no par value. Epic acts as treasurer to the Company.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of the bulk carrier vessels described above.

The Company outsources the technical and commercial management of all vessels to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year terms, unless, in each case, at least one year's advance notice of termination is given by either party. The Company pays Allseas a technical management fee of $650 for the period from signing of the management agreements through December 31, 2006 (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance and $674.55 for the three months ended March 31, 2007 (unaudited), pro rata for the calendar days these vessels are owned by us. The management fee will be adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. The Company also pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels. Allseas will also earn a fee equal to 1.0% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement.

For the period from inception (April 26, 2006) to December 31, 2006 two charterers individually accounted for more than 10% of the Company's revenue. For the three months ended March 31, 2007 (unaudited) all five charterers individually accounted for more than 10% of the Company's time charter revenue.

2. Significant accounting policies

  (a)
  Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Paragon Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)
  Interim Financial Information (Unaudited): The unaudited interim financial statements for the three months ended March 31, 2007 have been prepared in accordance with generally accepted accounting principles for interim financial statements and the applicable rules and regulations of the Securities and Exchange Commission. Accordingly, the interim financial statements do not include all of the information and footnote disclosures normally included in the complete financial statements.

    In the opinion of the management, the accompanying unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial statements for the interim periods presented. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results expected for the full year.

  (c)
  Use of Estimates:     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of useful lives and determination of the fair value of the interest rate swap, restricted shares, warrants and options.

  (d)
  Other Comprehensive Income (Loss): The Company has no other comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) for all periods presented.

  (e)
  Variable Interest Entities: The Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. There were no such entities as of December 31, 2006 or as of March 31, 2007 (unaudited), that were required to be included in the accompanying financial statements.

  (f)
  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate and any gains or losses are included in the statement of operations.

  (g)
  Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

  (h)
  Restricted Cash: Under the financial covenants of the loan agreement with HSH Nordbank (Note 10) the Company and its subsidiaries are required to maintain cash equivalents in an amount of no less than $500,000 per vessel. HSH Nordbank waived the debt covenant requirements as of December 31, 2006 and the covenants are applicable beginning with the financial results for the three months ending March 31, 2007. At March 31, 2007 (unaudited), cash restricted as a result of the loan covenants was $3,000,000.

    In addition, in order for the Company to establish and operate a branch office in Greece, under the Greek governments' provision of Law 89 of 1967, as amended, during the three months ended March 31, 2007 (unaudited), the Company entered into a guarantee of performance with the Greek Ministry of Finance. Under the guarantee, the Company is required to maintain a cash deposit of $10,000, which can only be released when the branch office no longer exists and has ceased operations. At March 31, 2007, the cash deposit of $10,000 is included in restricted cash in the balance sheet.

  (i)
  Inventories:     Inventories consist of, lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method except for bunkers, the cost of which is determined by the weighted average method.

  (j)
  Vessel Cost:     Vessels are stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

  (k)
  Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels to determine if they are recoverable. The review of the carrying amount for each of the Company's vessels, as of December 31, 2006 indicated that such carrying amount was recoverable. Management did not identify any events or changes in circumstances that would indicate that the carrying amount of the vessels may not be recoverable during the three months ended March 31, 2007 (unaudited) that would have required an impairment review.

  (l)
  Vessel Depreciation:     Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

    Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life).

  (m)
  Dry-Docking and Special Survey Costs:     The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking.

    Dry-docking costs include all direct costs incurred at the dry-docking yard solely as a result of the regulatory requirement to have the vessels inspected including but not limited to, services for vessel preparation, coating, steelworks, piping works and valves, machinery works and electrical works. Routine repair and maintenance costs incurred at the dry-docking yard are expensed. Unamortized dry-docking costs of vessels that are sold are written off in the year of the vessels' sale.

  (n)
  Financing Costs:     Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (o)
  Pension and Retirement Benefit Obligations—Crew:     The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

  (p)
  Revenue and Expenses:     Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Time charter revenues received in advance are recorded as deferred income, until charter service is rendered. Under a voyage charter, the revenues are recognized ratably over the duration of the voyage from load port to discharge port. The relevant voyage costs are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses become apparent and can be estimated. A voyage is deemed to commence upon the issuance of notice of readiness at the load port and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recorded when earned. Vessel operating expenses are accounted for on the accrual basis.

    When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, the Company includes the fair value of the above or below market charter in the cost of the vessel and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

  (q)
  Repairs and Maintenance:     All repair and maintenance expenses including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

  (r)
  Segment Reporting:     The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable.

  (s)
  Income Taxes: Under the law of the country of the Company's incorporation, the Company is not subject to income taxes. Furthermore, the Company is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation under the rules discussed below.

    If the Company does not qualify for the exemption from tax under Section 883 as described below, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2007 (unaudited) the Company does not anticipate that it will qualify for the benefits of Section 883.

    Under Section 883, the Company through December 31, 2006 is exempt from United States federal income taxation on its U.S.-source shipping income since: (a) it is organized in the Republic of the Marshall Islands that grants an "equivalent exemption" to corporations organized in the United States; and (b) the Company's stock is owned, indirectly, by

    "qualified stockholders," individuals who are (i) "residents" of a foreign country that grants an "equivalent exemption" to corporations organized in the United States and (ii) satisfies certain documentation requirements, referred to as the "50% Ownership Test".

  (t)
  Earnings per Share (EPS): The Company has two classes of common shares—Class A Common Shares and Class B common shares and, accordingly, we present basic and diluted EPS for each such class of our common shares.

    Basic EPS for our Class A and Class B common shares excludes dilutive effects of potential common shares and is calculated by dividing income available to holders of Class A common share and Class B common share, respectively, by the weighted average number of shares of Class A and Class B common shares outstanding during the period. Diluted EPS for Class A and Class B common shares gives effect to all dilutive potential common shares that were outstanding during the period. Please refer to Note 16 for additional information on the computation of our basic and diluted EPS.

  (u)
  Derivatives:     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts, if any) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

  (v)
  Share-based Compensation: On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," was issued. All share-based payments to employees and directors, including grants of employee and directors stock options, are to be recognized in the statement of operations based on their fair values and amortized over the service period.

  (w)
  Recent Accounting Pronouncements: In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, "Accounting Changes", previously required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for the Company as of December 31, 2006, and did not have a material impact on the Company's financial statements.

    In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date." SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

    In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

    Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the Company.

    In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007. No planned major maintenance activities took place during the period from inception (April 26, 2006) to December 31, 2006 nor for the three-month period ended March 31, 20007(unaudited). The adoption of FSP No. AUG AIR-1 did not have a material impact on the financial position, results of operations or cash flows of the Company.

    On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for the Company for the fiscal year ending December 31, 2006 and onwards. SAB No. 108 did not have a material impact on the financial position and results of operations of the Company.

    In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement

    No. 157, "Fair Value Measurements." The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

3. Other receivables

Other receivables mainly represent commissions to be reimbursed by the ship brokers on the purchase of the vessels Calm Seas and Kind Seas of $825,000 at December 31, 2006. The full amount of $825,000 was received in March 2007.

4. Fixed assets, net

Vessels	Vessel Cost	Accumulated Depreciation	Net Book Value
Advances	2,963,391	—	2,963,391
Acquisitions	152,554,289	—	152,554,289
Depreciation for the period	—	(1,066,527)	(1,066,527)

Balance, net December 31, 2006	155,517,680	(1,066,527)	154,451,153
Other fixed assets—Office equipment			2,767

Total fixed assets December 31, 2006			154,453,920
Vessels
Acquisitions (unaudited)	56,111,943	—	56,111,943
Depreciation for the period (unaudited)	—	(3,128,514)	(3,128,514)

Balance, net March 31, 2007 (unaudited)	211,629,623	(4,195,041)	207,434,582
Other fixed assets—Office equipment March 31, 2007 (unaudited)			2,085

Total fixed assets March 31, 2007 (unaudited)			207,436,667

5. Other assets

Other assets of $375,895 and $450,168 at December 31, 2006 and March 31, 2007 (unaudited), respectively, consists of loan arrangement fees and deferred financing costs of $373,844 and $448,117 at December 31, 2006 and March 31, 2007 (unaudited) respectively and utilities deposits related to the leased office space of $2,051 at December 31, 2006 and March 31, 2007 (unaudited).

The deferred financing costs shown in the accompanying balance sheet are analyzed as follows:

Inception (April 26, 2006)
Additions	$377,136
Amortization	(3,292)

December 31, 2006	373,844
Additions (unaudited)	$108,470
Amortization (unaudited)	(34,197)

March 31, 2007 (unaudited)	448,117

The deferred financing costs are being amortized from the borrowing dates over the life of the loan agreement through the last repayment date of the loan June 21, 2010. The deferred financing costs are amortized using the straight line method of amortization, which approximates the effective interest method.

6. Accrued expenses

The accrued expenses and others, shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2006	March 31, 2007
		(unaudited)
Accrued loan interest	80,170	210,035
Accrued voyages expenses	23,107	—
Accrued vessels operating expenses	—	111,113
Publication fees	50,000	50,000
Accrual for professional fees	500,000	80,276
Accrual for share registration costs	394,000	394,000
Other professional services	38,964	50,961
Other payable, crew wages	—	50,360
Other sundry liabilities and accruals	13,677	54,493

Total	1,099,918	1,001,238

7. Transactions with related parties

(a)
Vessel Acquisitions from Affiliated Companies:    On October 5, 2006, the Company entered into individual Memoranda of Agreement ("MOA") totaling $69,900,000 with Icon Shipping Limited and Elegance Shipping Limited, each of which had acquired one dry-bulk vessel each from an unaffiliated third party. Icon Shipping Limited and Elegance Shipping Limited are wholly owned and under the management of Michael Bodouroglou. Due to the relationships and the common control therein, the acquisitions of the vessels by Icon Shipping Limited and Elegance Shipping Limited by the Company have been accounted for as a combination of entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying financial statements have been prepared as if the vessels were owned by the Company as of October 04, 2006 and October 12, 2006 (i.e, vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively. This conclusion is based on the guidance in FASB Statement 141 "Business Combinations" and EITF 02-05 "Definition of "Common Control" in relation to FASB Statement 141." The Company acquired the two vessels collateral free, from the respective two affiliated companies, which were both delivered on December 28, 2006. The acquisition price paid by the Company to acquire the vessels from the affiliated companies with charter parties attached, equaled the price paid to acquire these vessels by the affiliated companies, charter free, plus actual incurred expenses in connection with the vessels' delivery, which amounted to $69,900,000. The proceeds received by the affiliated companies were used to pay the loans used to originally finance the acquisitions of the vessels and to return the capital to owners. The net income of the affiliated companies earned until the date of acquisition by the Company of $2,927,685 was treated as a deemed dividend to the beneficial shareholder of Innovation Holdings, the sole shareholder of the

  Company through the date of the private placement (Note 12.b). The deemed dividend is a non-cash transaction as they pertain to the remaining assets of the affiliated companies consisting of a "due to management company" of $2,590,957 and "trade accounts payable" of $336,728, both attributable to the operations of the vessels Deep Seas and Blue Seas, that were not carried over by the Company subsequent to the actual transfer of Deep Seas and Blue Seas.

  The Company funded the acquisition cost of the two vessels with drawings under the senior secured credit facility (Note 10) and a portion of the proceeds of the private placement. Upon their delivery to the Company, the vessels were provided as collateral to secure the Company's senior secured credit facility.

(b)
Allseas Marine S.A. ("Allseas"):    The Company leases office space in Athens, Greece. Although the lease agreement is with an unaffiliated third party, the Company has entered into a tripartite agreement with the lessor and its' affiliate, Allseas. The tripartite agreement calls for the Company to assume all of the rights and obligations under the lease agreement, which was initially entered into between the lessor and Allseas. The term of the lease that was originally expiring on September 30, 2006 has been extended until September 30, 2007. Rent expense amounted to $2,110 and $2,451, for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March, 2007 (unaudited), respectively, which is included in General and administrative expenses (Note 15) in the accompanying statement of operations.

(c)
Allseas Marine S.A. ("Allseas"):    As discussed in Note 1, the ship-owning companies have a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The Company pays Allseas a technical management fee of $650 for the period from signing of the management agreement through December 31, 2006 (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance and $674.55 for the three months ended March 31, 2007 (unaudited), pro rata for the calendar days these vessels are owned by the Company. The management fee will be adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. Management fees were $170,750 and $353,467 for the period from inception (April 26, 2006) through December 31, 2006 and for the three months ended March 31, 2007 (unaudited) respectively. The total amount of $170,750 was due to Allseas Marine S.A. at December 31, 2006 and no amount was due at March 31, 2007 (unaudited).

  The Company also pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels. Allseas will also earn a fee equal to 1.0% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement. As at December 31, 2006, the chartering and vessel commissions incurred and due to Allseas amounted to $6,661 and $825,000, respectively. For the three months ended March 31, 2007 (unaudited), chartering and vessels commissions incurred were $164,827 and $583,500, respectively and $4,383 of such commissions were due to Allseas at March 31, 2007 (unaudited).

  In addition, Allseas had paid on behalf of the Company an aggregate amount of $739,461 that was due to Allseas as at December 31, 2006, consisting of $353,189 of vessels' capitalized expenses and $386,272 of offering costs. Allseas maintains and handles the majority of the cash generated from vessels' operations. The account with Allseas at each balance sheet date consists of the balance of collections and payments made by Allseas on behalf of the Company's vessels including the prepaid revenue relating to Deep Seas and Blue Seas as at December 31, 2006. The balance due to management company as at December 31, 2006 of $1,741,872 was settled in full during the first three months in 2007 and as at March 31, 2007 (unaudited) there was a balance due from management company of $1,240,681. That amount represents, the difference between the payments made by the Company to Allseas, that consist of three monthly payments in order to cover the operating expenses of the vessels for the period ending March 31, 2007 (unaudited) and an initial payment as a working capital equal to one months' estimated operating expenses, less the payments made by Allseas to third parties during the period ending March 31, 2007 (unaudited) against vessels' operating expenses.

(d)
Consulting agreements:    The Chief Executive Officer, chief operating officer and chief financial officer all have separate consulting agreements with the Company and with companies owned by each of them for work performed outside Greece. For the period from inception (April 26, 2006) to December 31, 2006 and for the three-month period ended March 31, 2007 (unaudited) total expense incurred under the consulting agreements was $151,145 and $328,518, respectively and is recorded in general and administrative expenses. No amount was due at December 31, 2006 and at March 31, 2007 (unaudited).

(e)
The right of first refusal with regard to vessel acquisitions:    The Chief Executive Officer has entered into an agreement with the Company which includes a provision to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after the Chief Executive Officer or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, the Chief Executive Officer will notify the Company's committee of independent directors of any agreement that he or any of his other affiliates has entered into to purchase a drybulk carrier. He will provide the committee of independent directors a seven calendar day period in respect of a single vessel transaction, or a fourteen calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to purchase the vessel or vessels, before the Chief Executive Officer will accept the opportunity or offer it to any of his other affiliates.

8. Deferred revenue from the valuation of charter agreement

The bulk carriers Kind Seas and Crystal Seas were acquired with a time charter attached that was at a below-market rate. As described in Note 2 (p) above, the Company records the difference between the contractual amount to be received over the term of the time charter and the fair value of the time charter at the time of acquisition, in the purchase price of the vessel and in "deferred revenue from the valuation of time charter agreement" of $165,000 and $249,750 at December 31, 2006 and March 31, 2007 (unaudited), respectively, in the consolidated balance sheet. The deferred revenue from the valuation of the time charter is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of deferred revenue was $41,250 and $306,000 for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited), respectively.

9. Deferred income

The amounts shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2006	March 31, 2007

Kind Seas	211,828	399,543
Blue Seas	304,228	70,380
Deep Seas	—	286,596
Calm Seas	—	304,229
Clean Seas	—	167,142
Crystal Seas	—	289,882

Total	516,056	1,517,772

10. Long-term debt

Senior Secured Credit Facility (the "Facility"):    On December 18, 2006 the Company entered into a loan agreement with HSH Nordbank that, subject to certain conditions, provided the Company with an amount of up to $95.3 million. On January 9, 2007 the loan agreement was supplemented to include the partial financing of Crystal Seas and an increase in the amount available under the Facility of up to $109.5 million.

At dates coinciding with the delivery of the vessels and pursuant to this Facility, the Company has borrowed $77.44 million and $108.25 million at December 31, 2006 and March 31, 2007 (unaudited), respectively, to fund a portion of the acquisition of the vessels.

The Facility has a term of 3.5 years from the initial draw down date (December 18, 2006) and bears interest at LIBOR plus a margin of between 1% and 1.2%. Thereafter, the Facility amount will be repayable in one single payment due 3.5 years from the initial draw down date. The weighted average interest rate for the period from December 18, 2006 to December 31, 2006 and for the three months ended March 31, 2007 (unaudited) was 6.3%.

In addition, the Facility is secured by a first priority mortgage on the six vessels, a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. Future borrowings will be subject to the Company not being in default of any loan covenants described below.

The Facility contains financial covenants requiring the Company, among other things, to ensure that:

–>
The ratio of total debt of the mortgaged vessels to EBITDA shall be not greater than 5.00 to 1.00.

–>
Market adjusted net worth of minimum $50 million.

–>
The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

–>
The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

–>
The aggregate average fair market value of the Company's vessels that secure the Facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 145% of the aggregate outstanding loans.

Moreover, the Facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. In addition, the Facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and Warranty, a cross-default to other indebtedness and non-compliance with security documents. Furthermore, the Facility prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. HSH Nordbank waived the debt covenant requirements as of December 31, 2006. The covenants are applicable beginning with the financial results for the three months ending March 31, 2007 (unaudited).

The total loan principal amount at December 31, 2006 and March 31, 2007 (unaudited) of $77,437,500 and $108,250,000, respectively, is due in June 21, 2010.

In October 2006, the affiliated companies Icon Shipping Limited and Elegance Shipping Limited obtained two variable rate mortgage bank loans for $48.5 million in the aggregate for the acquisition of two vessels Blue Seas and Deep Seas respectively. The loans were fully repaid by Icon Shipping Limited and Elegance Shipping Limited on December 28, 2006 from the proceeds that Icon Shipping Limited and Elegance Shipping Limited received from the sale of the vessels to the affiliates Camelia Navigation S.A. and Trade Force Shipping S.A.

11. Interest rate SWAP

Effective December 21, 2006, the Company entered into an interest-rate swap with HSH Nordbank on a notional amount of $55 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to HSH Nordbank on the relevant amount at a fixed rate of, 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. HSH Nordbank makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%,, exclusive of margin due to its lenders. The swap is effective from December 21, 2006 to June 21, 2010. The term of the derivative is 3.5 years and coincides with the maturity of the senior secured credit facility of which a maximum of $55 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2006 nor as of March 31, 2007 (unaudited).

Under SFAS 133, the Company marks to market the fair market value of the derivative at the end of every period and reflects the resulting gain or loss during the period as "Unrealized swap loss (gain)" on its consolidated statement of operations as well as including the cumulative loss or gain on its balance sheet. At December 31, 2006 and March 31, 2007 (unaudited), the fair value of the interest rate swap was liability of $117,965 and $206,536, respectively and is recorded in "interest rate swap" on the balance sheet. For the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited), the loss to record the interest rate swap at fair value amounted to $117,965 and $88,571 respectively, which resulted from the comparatively lower LIBOR, to which the variable rate portion of the swap is tied.

12. Capital structure

(a)
Common Stock:    The Company's authorized capital stock since inception and prior to the amendment of its articles of incorporation discussed below, consisted of 150,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2006 and as of March 31, 2007 (unaudited), the Company had a total of 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding.

  On May 16, 2006, 2,272,941 shares of common stock were issued to the Company's sole existing shareholder for nominal consideration of $10,000. On October 11, 2006, the then sole shareholder approved an amendment to the Company's articles of incorporation. Under the amended and restated articles of incorporation, the Company's authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, 125,000,000 shares of common stock, par value $0.001 per share, divided into 120,000,000 shares of Class A common stock and 5,000,000 shares of Class B (or "subordinated shares") common stock. Through the amended and restated articles of incorporation, the Company's issued and outstanding as of October 11, 2006 common shares were redesignated as Class B Common Shares. On November 20, 2006, the Company's articles of incorporation were further amended to effect a reverse stock split of the Company's Class B Common Stock, pursuant to which the number of outstanding Class B Common Shares was reduced to 1,738,588 in order to be equal to 15% of all outstanding shares up until the IPO, excluding those issued to the initial purchasers in the Company's private placement in lieu of cash commissions. That was included as a provision in a purchase agreement that the Company entered into on November 15, 2006. On December 18, 2006, a further 264,700 Class B Common Shares were issued bringing the total Class B Common Shares outstanding to 2,003,288, to be equal to the 15% of the outstanding shares provision mentioned above.

  Class A Common Shares.    Each holder of Class A Common Shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A Common Shares are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Upon dissolution, liquidation or sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, Class A Common Share holders are entitled to receive pro rata the Company's remaining assets available for distribution. Holders of Class A Common Shares do not have conversion, redemption or pre-emptive rights.

  Class B Common Shares.    Class B Common Shares do not have voting rights. Upon liquidation, assets available for distribution to shareholders, if any, shall be paid to holders of Class A Common Shares up to the full amount of their purchase price, and thereafter to Class B Common Shares in an amount equal to each Class B Common Shares' par value. Thereafter Class B Common Shares receive no further distributions. Dividends will be declared on Class B Common Shares in the same amount as on Class A Common Shares, but will not be payable until the later of (i) the conversion of Class B Common Shares into Class A Common Shares and (ii) the payment date for dividends that were declared on the Class A Common Shares at the same time as dividends declared on the Class B Common Shares.

  The outstanding Class B Common Shares will become convertible into Class A Common Shares on a one-for-one basis upon the earlier of, a change of control as defined in the Company's amended and restated articles of incorporation, or the completion of a future public offering of the Company's Class A Common Shares raising gross proceeds to the Company of at least $50 million. However, it is provided that the number of Class B Common Shares that will be converted into Class A Common Shares, will be reduced by one percentage point for each 30 day period of the aggregate of the total outstanding Class A Common Shares (less 185,656 Class A Common Shares) and outstanding Class B Common Shares, subject to a total reduction of up to five percentage points, for each 30 day period a registration statement relating to the Class A Common Shares and Warrants has not been declared effective by the U.S. Securities and Exchange Commission (SEC) beginning 180 days after November 21, 2006. Any Class B Common Shares not converted into Class A Common Shares shall be cancelled and any accrued but unpaid dividends thereon forfeited.

(b)
Private Placement:    On November 21, 2006, the Company concluded a private offering of 7,562,000 units consisting of one Class A Common Share and one-fifth of one Warrant for one Class A Common Share at an offering price of $10.00 per unit. In addition, Innovation Holdings S.A., a company beneficially owned by the Company's founder and Chief Executive Officer and members of his family, purchased upon the closing of the offering a further 529,340 units at the same price per unit paid by investors. On December 18, 2006 Cantor Fitzgerald & Co., CRT Capital Group LLC and Oppenheimer & Co, referred to as initial purchasers, purchased a further 1,500,000 units at an offering price of $10.00 per unit. The initial purchasers in the private offering were also issued an aggregate of 185,656 units in connection with the private placement. On December 28, 2006, which is the delivery date of the two vessels above (Note 7.a), Innovation Holdings S.A., purchased a further 1,720,660 units at $10.00 per unit.

(c)
Registration Rights Agreement:    The Company entered into a registration rights agreement in connection with the private placement whereby it agreed to file a registration statement with the SEC promptly following the closing of the private placement with respect to its Class A Common Shares offered in the private placement. The Company also undertook an obligation to cause the registration statement for an exchange offer for the Class A Common Shares and Warrants to be declared effective not more than 180 days after the closing of the private placement, or in the case of a self registration statement, the Company has not complied with its obligation to use its commercially reasonable efforts to file and cause the self registration statement to be declared effective.

(d)
Purchase Agreement:    The Company granted to the initial purchasers in the private placement, in lieu of cash commission, 185,656 shares plus 37,131 warrants. The fair value of these shares and warrants amounted to $1,856,560. The fair value of the warrants of $165,604 is recorded in obligations for warrants of $10,266,969 on the balance sheet at December 31, 2006. The fair value of the Class A Common Share of $1,690,770 in excess of par value is recorded in additional paid in capital at December 31, 2006. The nature and terms of the warrants that existed during the period and the potential effects of those arrangements on shareholders is detailed in Note 12(e).

(e)
Warrant Agreement:    The Company entered into a Warrant agreement in connection with the private placement whereby it issued one fifth of a Warrant, which was attached to each Class A Common Share. In total 1,997,200 Warrants were issued by the Company, including 450,000 Warrants issued to Innovation Holdings and 34,800 warrants issued to the initial purchasers in the private placement. On December 18, 2006, 300,000 additional warrants were issued to the investors in connection with the purchase of an additional 1,500,000 units and the 11,656 additional units (consisting of 2,331 warrants Note 12 d) that were issued to the initial purchasers in the private placement.

  Each Warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and will become exercisable upon a future public offering of the Company's Class A Common Shares resulting in gross proceeds to the Company of at least $50 million and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. If upon a qualifying initial public offering the offering price per Class A Common Share is less than $10.00 per share, then the exercise price of the Warrant will be reset to the offering price per Class A Common Share. Upon the exercise of the Warrant, each holder will receive Class A Common Shares with an aggregate market value (measured at the offering price per Class A Common Share in a qualifying IPO and thereafter at the market value at the close of business on the day of exercise) equal to the difference between such market value per Class A Common Share and the $10.00 exercise price of the Warrant (or such lesser amount of the exercise price that has been adjusted as set forth in the preceding sentence), multiplied by the number of such shares, or at the holders' option, the cash equivalent thereof. No fractional shares of Class A Common Shares will be issued. The Company will pay to the holder at the time of exercise an amount in cash equal to the current market value of any fractional Class A Common Shares less a corresponding fraction of the aggregate exercise price.

  Holders of the Warrants will have no right to vote on matters submitted to our shareholders and will have no right to receive dividends. Holders of Warrants will not be entitled to share in the Company's assets in the event of a liquidation, dissolution or winding up of the Company.

  In the event of any merger, consolidation or other combination of the Company with another entity, provision will be made for each Warrant holder to receive, upon exercise of the Warrant and in lieu of Class A Common Shares, such cash, securities or assets as would be issued or paid in respect of Class A Common Shares upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such Warrants, each Warrant holder shall be entitled to share, with respect to the Class A Common Shares issued upon exercise of its Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Class A Common Shares. Warrant holders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered.

  The number of Class A Common Shares issuable upon exercise of a Warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in:

  –>
  shares of the Company's capital stock (including Class A Common Shares);

  –>
  options, Warrants or rights to purchase, or securities convertible into or convertible or exercisable for, shares of common stock or other securities or property of our at an exercise price below fair market value; or

  –>
  evidences of indebtedness or assets of the Company.

  An adjustment will also be made in the event of a combination, subdivision or reclassification of the Class A Common Shares. Adjustments will also be made in the event that the Company consummates any equity offering prior to the consummation of a qualifying IPO. In addition, adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be more than one percent.

  The fair value of the warrants is estimated using the Cox-Rubinstein Binominal methodology. As of December 31, 2006, the Company recognized a liability to redeem the warrants from the warrant holders at $4.46 per warrant, or an aggregate cost at $10,266,969. This amount is presented as a liability in the consolidated balance sheet under the caption "Obligations for warrants" and is deducted from paid in capital at December 31, 2006. The fair value of the warrants at March 31, 2007 (unaudited) was $4.30 per warrant. The $368,322 gain arising from the change in the fair value of the warrants has been included in the statement of operations for the three months ended March 31, 2007 (unaudited) and the liability in the consolidated balance sheet has been adjusted accordingly to $9,898,647 at March 31, 2007 (unaudited).

  The assumptions used to calculate the fair value at December 31, 2006 and at March 31, 2007 (unaudited) were as follows:

  Underlying stock price of $9.11
  Exercise price based upon the agreements
  Volatility of 54% based upon comparable companies
  Time to expiration based upon the contractual life or expected term if applicable
  Short-term (risk-free) interest rate based on the treasury securities with a similar expected term.
  No dividends being paid

13. Share based payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares are reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award restricted shares, restricted share units, non-qualified options, stock appreciation rights and unrestricted shares.

Upon the completion of the private placement, the Company awarded 570,000 options and 40,000 shares of restricted Class A Common Shares. These awards are described below. The total compensation cost was $1,476,717 and $42,183 for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited), respectively. As of December 31, 2006 and March 31, 2007 (unaudited), there was $2,122,582 and $2,080,400 of total unrecognized compensation cost related to 70,000 non vested options granted to executive officers and directors and 40,000 restricted share awards and 250,000 options that will vest upon the successful completion of the initial public offering. The amount of $1,457,500 as of December 31, 2006 and March 31, 2007 (unaudited), of the unrecognized compensation cost that relates to the 250,000 options, will be recognized upon the occurrence of a qualified public offering. The remaining unrecognized compensation cost is expected to be recognized over a weighted average period of 4 years, according to the contractual terms of those non vested options and restricted share awards.

Options

During 2006, the Company granted to its officers, key employees and directors options to purchase 570,000 shares of Class A Common Shares. The options expire ten years from the grant dated and the exercise price is $12.00.

The options award included 500,000 options granted to the Company's Chairman and Chief Executive Officer (CEO). 250,000 of these options were fully vested and exercisable at the grant date and the remaining 250,000 options will fully vest and become exercisable upon the occurrence of an initial public offering of the Company's Class A Common Shares raising gross proceeds of not less than $50 million, conditioned upon the CEO's continued service as an employee of the Company through the applicable vesting date. In the event the CEO ceases to be an employee, as applicable, for any reason, the CEO will forfeit all rights to the non-vested portion of the award. For the period from April 26, 2006 (inception) to December 31, 2006 and March 31, 2007 (unaudited), none of these options were exercised or forfeited.

The additional 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas, vest ratably over 4 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, an employee of an affiliate or a director through the applicable vesting date. In the event the option holder ceases to be an employee of the Company, an employee of an affiliate, a consultant or a director, the option holder will forfeit all rights to the non-vested portion of their award.

During the term of the options, any vested portion of the options not previously exercised may be exercised in part or in whole at any time. The administrator, the compensation committee or any other committee designated by the board of directors to administer the equity incentive plan, may accelerate the exercisability of the options at such time and under such circumstances as the administrator deems appropriate.

The fair values of the options were determined on the date of grant using a Cox Rubinstein binomial option pricing model. Estimated life of options granted was estimated using the historical exercise behaviour of employees, during their employment in Allseas Marine SA. Expected volatility was based on average calculated historical price volatilities of selected peer group companies using expected term (10 years of price data or most available) as range for historical daily price range. Risk free interest is based on contractual in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of ten years for the 500,000 options granted to CEO and 6.25 years for 70,000 options granted to executive officers and directors, volatility of 54% for options granted during 2006, risk free interest rate of 4.58% for options granted during 2006, and zero dividend yield for options granted.

The fair value of the 500,000 options to purchase common shares granted on November 21, 2006 is $5.83 per share. The fair value of the 70,000 options to purchase common shares granted on November 21, 2006 is $4.57 per share.

The following table summarizes all stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date

Outstanding April 26, 2006
Granted	500,000	$12.00	$5.83
Granted	61,500	12.00	4.57
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 31, 2006	561,500	12.00	5.69

During the three months ended March 31, 2007 (unaudited) there were no changes in the number of options granted, exercised or forfeited and the number of options outstanding, the weighted average exercise price and the weighted average fair value at grant date remained unchanged as at March 31, 2007 (unaudited).

A summary of the activity for non vested stock option awards is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date

Non-vested, April 26, 2006	—	—	—
Granted	500,000	12	5.83
Granted	61,500	12	4.57
Vested	(250,000)	12	$5.83
Forfeited	—	—	—

Non vested, December 31, 2006	311,500	12	$5.58

During the three months ended March 31, 2007 (unaudited) there were no changes in the number of non-vested options granted, vested or forfeited and the number of non-vested options, the weighted average exercise price and the weighted average fair value at grant date remained unchanged as at March 31, 2007 (unaudited).

The following table summarizes certain information about stock options outstanding and exercisable:

	Options Outstanding, December 31, 2006			Options Exercisable December 31, 2006
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (YEARS)	Number of Options	Weighted Average Exercise Price

$12	500,000	$12.00	10	250,000	$12
$12	61,500	12.00	6.25

	561,500	$12.00	9.59	250,000	$12

At March 31, 2007 (unaudited) the weighted average remaining contractual life for the 500,000 options and 61,500 was 9.75 years and 6 years, respectively and the total weighted average remaining contractual life was 9.34 years.

The 8,500 options that were granted to non employees were not considered significant as an amount, for separate disclosure.

The following table summarizes the amortization of unrecognized compensation on options as of December 31, 2006, which will be included in general and administrative expenses for the next four years following December 31, 2006:

Options Grant Date	2007	2008	2009	2010	TOTAL

November 21, 2006	70,264	70,264	70,264	62,370	273,162
Total by year	$70,264	$70,264	$70,264	$62,370	$273,162

Restricted shares

On November 21 2006, the Company granted 31,500 of restricted Class A Common Shares, respectively, to certain senior officers, directors and employees of the Company. The restricted shares vest ratably over 4 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the straight-line method with respect to the restricted shares because it considers each restricted share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair value of the restricted shares was estimated by utilizing the subsequent adoption of the Black-Scholes model known as the Cox-Rubinstein Binominal methodology for Standard American Style Options. The stock based compensation expense for the restricted shares for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited) amounted to $10,233 and $22,463, respectively, and is included in the consolidated statement of operations under the caption "General and administrative expenses (included in share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $42,183 for the three months ended March 31, 2007 (unaudited)". The assumptions used to calculate the fair value at the date of grant were as follows: (i) underlying stock price of $9.11; (ii) exercise price based upon the agreements; (iii) volatility of 54% based upon comparable companies; (iv) time to expiration based upon the contractual life or expected term if applicable; (v) short-term (risk-free) interest rate based on the treasury securities with a similar expected term; and (vi) no dividends being paid.

A summary of the activity for restricted shares awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, April 26, 2006	—	$—
Granted	31,500	9.11
Vested	—	—
Forfeited	—	—

Non vested, December 31, 2006	31,500	$9.11

During the three months ended March 31, 2007 (unaudited) there were no changes in the number of non-vested restricted shares granted, vested or forfeited and the number of non-vested restricted shares and the weighted average fair value remained unchanged as at March 31, 2007 (unaudited).

In addition, 8,500 restricted Class A Common Shares were granted to non employees. These amounts were not considered significant for separate disclosure.

The following table summarizes the unrecognized compensation cost on restricted shares as of December 31, 2006, which will be included in general and administrative expenses for the next four years:

Restricted Shares Grant Date	2007	2008	2009	2010	TOTAL

November 21, 2006	$71,741	$71,741	$71,741	$63,683	$278,906
Total by year	$71,741	$71,741	$71,741	$63,683	$278,906

Conversion feature of Class B common shares

The Company's Class B common shares, which are all held by Innovation Holdings S.A.—an entity beneficially owned by Mr. Bodouroglou, our founder and CEO, along with family members, will automatically convert, on a one-for-one basis, into Class A Common Shares upon the successful completion of a future public offering raising at least $50 million in gross proceeds or the occurrence of a change in control (as defined in the Amended and Restated Articles of Incorporation). The number of Class B Common Shares that will be converted into Class A Common Shares will be reduced by one percentage point outstanding Class B Common Shares subject to a total reduction of up to five percentage points, or 741,954 Class B Common Shares, for each 30-day period beginning 180 days after the closing of the private placement that a registration statement relating to an exchange offer for the units sold to investors in the private placement has not been declared effective by the Commission, or in the case of a self registration statement, the Company has not complied with its obligation to use its commercially reasonable efforts to file and cause the self registration statement to be declared effective.

The conversion feature of the Class B common shares represents share-based compensation expense to Michael Bodouroglou for his services as an employee of the Company in ensuring timely registration of the Class A Common Shares issued through the private placement and the successful completion of a future public offering raising at least $50 million in gross proceeds. In this regard, there are two share-based payments awards—one attributable to the 1,738,588 outstanding Class B common shares on November 21, 2006 (date of the private placement) after adjustment for the 15% provision, and the second one on December 18, 2006 for the issuance of the 246,700 Class B common shares.

In determining the compensation expense attributable to the conversion feature, the Company utilized the fair value of our Class B common shares based on the fact that substantially all of the value of our Class B common shares is inherent in the conversion feature. Without the conversion feature, the Class B common shareholders would not be entitled to voting rights nor receive dividends. The Company valued the Class B common shares using the fair value of our Class A Common Shares of $9.11 per share and determined the fair value of our Class A Common Shares by deducting the fair value of 1/5 of one warrant of $.89 (see Note 12) from the $10 price per unit in the private placement. In estimating the value of the Class B shares, the Company did not consider the probability of occurrence of the successful completion of a future public offering raising $50 million in gross proceeds in accordance with paragraph 48 of SFAS No. 123(R). Accordingly, the Company has measured the maximum compensation expense to be recorded to be $18.25 million ($9.11 × 2,003,288 shares). This amount may be reduced on a graduated basis by up to $6.76 million ($9.11 × 741,954 shares) depending on the amount of time that passes before the successful registration of the Class A Common Shares issued in the private placement.

Additionally, since the conversion of Class B common shares to Class A Common Shares will only occur upon the successful completion of a future public offering raising at least $50 million in gross proceeds, the Company will not recognize any compensation expense until such public offering occurs.

14.    Vessel operating expenses

Vessel operating expenses includes the following:

	For the period from inception (April 26, 2006) to December 31, 2006	Three months ended March 31, 2007

		(unaudited)
Crew wages and related costs	206,758	685,362
Insurance	117,257	327,236
Repairs and maintenance	34,131	52,550
Spares and consumable stores	171,565	504,922
Miscellaneous expenses	30,144	136,169

Total	559,855	1,706,239

15.    General and administrative expenses

The details of general and administrative expenses are as follows:

	For the period from inception (April 26, 2006) to December 31, 2006	Three months ended March 31, 2007

		(unaudited)
Share based compensation	1,476,717	42,183
Consulting fees	151,145	328,518
Company establishment expenses	113,008	—
Salaries	14,375	28,049
Non-executive directors remuneration	10,107	22,500
Office rent	2,110	2,451
Telephone expenses	7,757	2,456
Fares and traveling expenses	—	13,237
Other professional services	—	96,322
Other expenses	7,210	12,378

Total	1,782,429	548,094

16.    Earnings per share

The Company presents basic and diluted EPS for Class A Common Shares and Class B common shares.

The Company's Amended and Restated Articles of Incorporation provides that dividends will be declared on Class B common shares in the same amounts, on a per share basis, as on our Class A Common Shares. However, pursuant to our Amended Articles of Incorporation, the holders of our Class B common shares will receive payment of any dividends declared only upon a successful completion of a qualifying initial public offering (qualifying IPO) and so long as all outstanding dividends declared to Class A Common Shares have been paid.

In calculating the basic EPS for our Class A Common Shares, income available to Class A Common Shares is determined by deducting from net income the portion attributable to Class B common shares (computed as net income multiplied by the ratio of the weighted Class A Common Shares outstanding over the sum of the weighted Class A Common Shares outstanding and of weighted Class B common shares outstanding). The income allocable to Class A Common Shares used in calculating the basic EPS for our Class A Common Shares is calculated as follows:

	For the period from inception (April 26, 2006) to December 31, 2006	Three months ended March 31, 2007

		(unaudited)
Net income	461,764	5,814,526
Less—income allocable to Class B common shares	259,036	862,767

Income available to Class A Common Shares	202,728	4,951,759

On the other hand, in calculating the basic EPS for our Class B common shares, net income is allocated to our Class B common shares only when their ability to receive dividends is no longer contingent upon the occurrence of the successful completion of a qualifying initial public offering. Thus, for the period ended December 31, 2006 and March 31, 2007 (unaudited) no portion of net income was allocated to Class B common shares and accordingly, basic EPS for Class B common shares is nil.

There is no difference between the income available to our Class A Common Shares used for the computation of basic and dilutive EPS.

The outstanding stock option awards vest only upon successful completion of a qualifying IPO and provided the grantee-employees are still employed by the Company at the completion of such qualifying IPO. In addition, the warrants outstanding are exercisable only upon the successful completion of a qualifying IPO. Further, the Class B common shares automatically convert, on a one to one basis (subject to certain adjustments), to Class A Common Shares only upon successful completion of a qualifying IPO.

In calculating diluted EPS for our Class A Common Shares for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited), the Company excluded the dilutive effect of 250,000 stock options awards, 2,302,011 warrants, and 2,003,288 Class B common shares that will vest, will become exercisable or will become convertible to Class A Common Shares only upon the successful completion of a qualifying IPO. There were no dilutive securities for our Class B common shares for the period from inception (April 26, 2006) to December 31, 2006 or for the three months ended March 31, 2007 (unaudited).

The reconciliation of the weighted average number of Class A Common Shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS is as follows:

	For the period from inception (April 26, 2006) to December 31, 2006	Three months ended March 31, 2007

		(unaudited)
Weighted average number of Class A Common Shares outstanding for basic EPS	1,441,887	11,497,656
Effects of dilutive securities:
Restricted stocks	752	6,830

Weighted average number of Class A Common Shares outstanding for dilutive EPS	1,442,639	11,504,486

The Company excluded other stock option awards in calculating dilutive EPS for our Class A Common Shares as they were anti-dilutive since their exercise price exceeds the average value of our Class A Common Shares.

17.    Commitments and contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

The Company has entered into a lease agreement for its office facilities that terminates in September 2007. Rental expense for the period from inception (April 26, 2006) to December 31, 2006 and for the three months ended March 31, 2007 (unaudited) was $2,110 and $2,451 respectively. Fixed future minimum rent commitments for the nine-month period ending September 31, 2007 amount to $6,847.

The Company has entered into two contracts to acquire vessels for a total of $58.35 million at December 31, 2006. These vessels were subsequently acquired in January 2007. See Note 4.

18.    Subsequent events

(a)
Amendment in Warrants' Exercise Features:    The Company and the majority of the Warrant Holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant Holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which allow the Warrant Holders to receive Class A Common Shares with an aggregate market value equal to the difference between such market value per Class A Common Share and the $10.00 exercise price of the Warrant (or such lesser amount of the exercise price as set forth in the Warrant Agreement) multiplied by the number of Class A Common Shares, or at the Warrant Holders' option, the cash equivalent thereof (see Note 12).

  As a result of the foregoing amendment, the obligations for warrants will be reclassified into permanent equity as of the amendment date since the warrants, as amended, no longer allow net cash or net share settlement. Additionally, any future changes in the fair value of the warrants will not be recognized in the financial statements.

(b)
Dividend Declaration:    On May 17, 2007, the Company's board of directors declared a dividend in the amount of $0.4375 per Class A Common Share and $0.4375 per Class B Common Share to shareholders of record on May 21, 2007. That gives effect to the payment to the Class A and Class B shareholders of an expected dividend of $5,924,163.

(c)
Contingent Compensation Awards:    On May 15, 2007, the Company's board of directors approved a conditional compensation award to the directors, executive officers and certain employees of Allseas consisting of an aggregate 46,500 restricted shares, 50% of which would vest one year after issuance, and the balance of which would vest on the second anniversary of issuance and an aggregate payment of Euro 1.07 million to the Company's senior executive officers. The granting of any portion of the restricted shares and the payment of Euros is contingent upon the completion of a successful public offering resulting in at least $50 million in gross proceeds.

(d)
Revolving credit facility:    The Company entered into a commitment letter with HSH Nordbank dated June 6, 2007, pursuant to which the lender agreed to convert the Facility into a $108.3 million revolving credit facility upon and subject to the completion of this offering. Pursuant to the amended Facility, upon the repayment of current outstanding amounts under the Facility, the Company we will be permitted to draw down up to $108.3 million to partially fund the acquisition of additional vessels. The Company will pay HSH Nordbank a $50,000 restructuring fee and any un-drawn amounts under the Facility will be subject to a 0.3% annual commitment fee.

(e)
Commerzbank AG Facility:    The Company signed an offer letter with Commerzbank AG on May 15, 2007, which was subsequently amended on May 30, 2007, for a senior secured credit facility for an amount equal to the net proceeds of this offering, up to $150.0 million. Under the terms of the amended offer letter, proceeds from the facility may be used to finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions and may be drawn down through December 31, 2007. The facility will have a term of 3.5 years from the initial borrowing date and borrowings will bear interest at an annual interest rate of LIBOR plus a margin of 1.10% or 0.95%, depending on the leverage ratio (defined as the ratio of the Company's total outstanding liabilities divided by its total assets, adjusted for the difference between the fair market value and book value of its vessels securing the facility). The facility is contingent upon the Company receiving net cash proceeds of not less than $50.0 million from this offering.

(f)
Issuance of restricted shares:    On May 10, 2007, the Company issued 40,000 Class A Common Shares that had been granted under the equity incentive plan on November 21, 2006, to certain senior officers, directors, employees and non-employees of the Company.

(g)
Shelf registration statement:    On July 16, 2007 a shelf registration statement (file no 333-143481) covering the resale of 11,097,187 of the Company's Class A Common Shares and 1,849,531 of its Warrants was declared effective by the US Securities and Exchange Commission.

(h)
Special dividend:    On June 26, 2007 the Company's board of directors declared a special dividend in the amount of $0.60 per existing Class A Common Share and $0.60 per existing Class B Common Share to shareholders of record on July 2, 2007. That gives effect to the payment to the Class A and Class B shareholders of an expected dividend of $8,124,566. The pro forma adjustment to March 31, 2007 balance sheet (unaudited) reflects the accrual of the dividends payable and resulting reduction in shareholders' equity to reflect the impact of the dividends declared on May 17, 2007 and June 26, 2007.

Part II: Information not required in the prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of the Company provide that every director and officer of the Company shall be indemnified out of the funds of the Registrant against:

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful.    To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance.    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights.    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification.    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance.    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the fourth quarter of 2006, we completed a private placement of units consisting of one of our Class A Common Shares and one-fifth of one Warrant. We issued 7,736,000 Class A Common Shares and 1,546,800 Warrants on November 21, 2006 and an additional 1,511,656 Class A Common Shares and 302,331 Warrants on December 18, 2006. We also issued in connection with our private placement an addition 2,250,000 units, consisting of 2,250,000 Class A Common Shares and 450,000 Warrants, to Innovation Holdings. We also issued an aggregate of 2,003,288 Class B Common Shares to Innovation Holdings. The following table sets forth private sales of our shares of our common stock since inception:

Securities sold	Date sold	Consideration per share	Total consideration	Registration exemption	Purchasers

9,247,656 Class A Common Shares	Nov./Dec. 2006	$9.11 per share	$84,246,146	Rule 4(2)	Cantor Fitzgerald & Co.; CRT Capital Group LLC; Oppenheimer & Co. Inc.
2,250,000 Class A Common Shares	Nov./Dec. 2006	$9.11 per share	$20,497,500	Regulation S	Innovation Holdings
1,849,531 Warrants	Nov./Dec. 2006	$4.46 per warrant	$8,248,908	Rule 4(2)	Cantor Fitzgerald & Co.; CRT Capital Group LLC; Oppenheimer & Co. Inc.
450,000 Warrants	Nov./Dec. 2006	$4.46 per warrant	$2,007,000	Regulation S	Innovation Holdings
40,000 Restricted Class A Shares	November 21, 2006	—		Rule 4(2)	Certain directors and officers pursuant to equity incentive plan
2,003,288 Class B Common Shares	Nov./Dec. 2006	—	$10,000	Regulation S	Innovation Holdings

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit number	Description

1.1	Underwriting Agreement**
3.1	Amended and Restated Articles of Incorporation*
3.2	Amended and Restated By-laws*
4.1	Specimen Common Share certificate*
5.1	Form of Legality opinion of Seward & Kissel LLP
8.1	Form of Tax opinion of Seward & Kissel LLP
10.1	Senior Secured Credit Facility*
10.2	Form of Vessel Management Agreement*
10.3	Registration Rights Agreement*
10.4	Initial Purchaser Registration Rights Agreement*
10.5	Innovation Holdings Registration Rights Agreement*
10.6	Warrant Agreement*
10.7	Letter Agreement with Michael Bodouroglou*
21.1	List of Subsidiaries of Company*
23.1	Consent of Seward & Kissel LLP
23.2	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.3	Consent of Drewry Shipping Consultants Ltd.
24.1	Power of Attorney (included in signature pages of this registration statement)

*
Filed as exhibits to the Company's registration statement on Form F-1 filed on June 4, 2007 (File No. 333-143481) and incorporated herein by reference.

**
To be filed by amendment.

ITEM 9. UNDERTAKINGS

A.
The undersigned registrant hereby undertakes:

(1)
To provide to the underwriters at the closing specified in the underwriting agreement, shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)
That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)
That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)
Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

    The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (6)
  That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens on the 18th day of July 2007.

PARAGON SHIPPING INC.
By:	/s/ MICHAEL BODOUROGLOU Name: Michael Bodouroglou Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Bodouroglou, Christopher Thomas, Gary J. Wolfe and Robert E. Lustrin, or any of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 18th, 2007 in the capacities indicated.

Signature	Title

/s/ MICHAEL BODOUROGLOU Michael Bodouroglou	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ CHRISTOPHER THOMAS Christopher Thomas	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ GEORGE SKRIMIZEAS George Skrimizeas	Chief Operating Officer and Director
/s/ NIGEL D. CLEAVE Nigel D. Cleave	Director
/s/ IAN CHARLES DAVIS Ian Charles Davis	Director
/s/ BRUCE OGILVY Bruce Ogilvy	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on July 18th, 2007.

PUGLISI & ASSOCIATES
BY:	/s/ DONALD J. PUGLISI Donald J. Puglisi Managing Director Authorized Representative in the United States

LIST OF EXHIBITS

Exhibit number	Description
1.1	Underwriting Agreement**
3.1	Amended and Restated Articles of Incorporation*
3.2	Amended and Restated By-laws*
4.1	Specimen Common Share certificate*
5.1	Form of Legality opinion of Seward & Kissel LLP
8.1	Form of Tax opinion of Seward & Kissel LLP
10.1	Senior Secured Credit Facility*
10.2	Form of Vessel Management Agreement*
10.3	Registration Rights Agreement*
10.4	Initial Purchaser Registration Rights Agreement*
10.5	Innovation Holdings Registration Rights Agreement*
10.6	Warrant Agreement*
10.7	Letter Agreement with Michael Bodouroglou*
21.1	List of Subsidiaries of Company*
23.1	Consent of Seward & Kissel LLP
23.2	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.3	Consent of Drewry Shipping Consultants Ltd.
24.1	Power of Attorney (included in signature pages of this registration statement)

*
Filed as exhibits to the Company's registration statement on Form F-1 filed on June 4, 2007 (File No. 333-143481) and incorporated herein by reference.

**
To be filed by amendment.